================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Date: February 19, 2003

                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F  |X|            Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes |_|                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

      This Form 6-K consists of the following three documents, which appear immediately following this page:

o Media release: UBS reports full year net profit of CHF 3,535 million, and fourth quarter net loss of CHF 101 million

o Media release: UBS reports full year net profit of $ 2,562 million, and fourth quarter net loss of $ 73 million

o     Fourth Quarter 2002 Report

[LOGO] UBS

                                                UBS AG
                                                Financial Services Group

                                                Group Media Relations
                                                Hotline
                                                Tel. +41-1-234 85 00

                                                www.ubs.com

                                                18 February 2003

Media release

For immediate release

UBS reports 2002 net profit of CHF 3,535 million and fourth quarter net loss of CHF 101 million
(including non-cash brand writedown of CHF 953 million after tax)

====================================================================================================================================
                                                             Quarter ended                  % change from           Year ended
                                                             -------------                  -------------           ----------
CHF million, except where indicated                  31.12.02   30.9.02    31.12.01        3Q02        4Q01    31.12.02    31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                        7,524     8,000       8,462         (6)        (11)      34,121      37,114
Operating expenses                                      7,776     6,788       7,082         15          10       29,577      30,396
Operating profit / (loss) before tax                     (252)    1,212       1,380                               4,544       6,718
Net profit / (loss)                                      (101)      942       1,106                               3,535       4,973
====================================================================================================================================

UBS reports net profit for 2002 of CHF 3,535 million, 29% less than 2001 - with the drop largely due to a non-cash writedown of CHF 953 million after tax related to the withdrawal of the PaineWebber brand.

Pre-goodwill, and adjusted for the writedown and stripping out gains from divestments, net profit in 2002 fell to CHF 5,529 million, down 12% from a year earlier.

Continued cost discipline and a focus on growth leave UBS well positioned for further competitive gains. UBS's wealth management businesses achieved net new money inflows of CHF 35.1 billion in 2002 while UBS Warburg increased its global investment banking market share to 5.0% from 4.4% in 2001.

Zurich/Basel, 18 February 2003 - UBS reports 2002 net profit of CHF 3,535 million, a decline of 29% compared to CHF 4,973 million a year earlier. The decrease in net profit reflects an aftertax writedown of CHF 953 million related to the withdrawal of the PaineWebber brand. Recorded as an intangible asset in the UBS balance sheet, the brand was written down in fourth quarter 2002 following the decision to adopt the single UBS brand from June 2003 onwards. Pre-goodwill amortization, adjusted for the writedown and deducting gains from divestments, net profit in 2002 fell to CHF 5,529 million, down 12% from 2001.

"In one of the most challenging years ever for the financial industry, our businesses were remarkably resilient and competitive, gaining market share by continuing to invest in growth," said Peter Wuffli, President of the Group Executive Board.

Operating income in 2002 declined 8% from a year earlier. Adjusted for significant financial events(1), the decline was 9%, reflecting investors' lack of appetite for markets, less buoyant trading conditions, disappointing ongoing losses in the private equity business and lower asset levels, impacting recurring fees. Invested assets, at CHF 2,037 billion on 31 December 2002, were down 17% from CHF 2,448 billion a year earlier due to currency and market movements.

----------
(1) Significant Financial Events:

In 2001 there were no significant financial events.

Items recorded in the financial statements and identified as significant financial events in 2002:

o in fourth quarter 2002: a non-cash writedown of CHF 953 million after tax related to the withdrawal of the PaineWebber brand (charged to UBS PaineWebber) and a gain of CHF 60 million after tax from the sale of Klinik Hirslanden (booked in Corporate Center)

o in first quarter 2002: a gain of CHF 125 million after tax from the sale of Hyposwiss (booked in UBS Wealth Management & Business Banking)

(see UBS Fourth Quarter 2002 Report for the full details of the effect of significant financial events in 2002.)

[LOGO] UBS                                                 Group Media Relations
                                                           18 February 2003
                                                           Page 2 of 9


Throughout 2002, both compensation and non-personnel expenses were kept in line with market and revenue developments. Total operating expenses were down 3% year-on-year. Excluding the brand writedown, they decreased 7% to reach their lowest level since PaineWebber joined UBS. Average variable compensation per head in 2002 was 8% lower than in 2001.

UBS did not build up significant overcapacity during the peak of the last business cycle, and has therefore been able to reduce headcount gradually as economic conditions weakened - without making drastic cuts. Over 2002, headcount decreased by 924 to 69,061, the lowest level since PaineWebber joined UBS.

"We streamlined processes and structures in specific areas. At the same time, however, we have expanded our capabilities where we see positive growth potential," said Peter Wuffli.

Growth in 2002

The Group's wealth management businesses - Private Banking and UBS PaineWebber - saw positive inflows of net new money throughout 2002. Despite difficult market conditions, accentuated by Italy's tax amnesty in the first half of the year, wealthy clients invested CHF 35.1 billion in new funds with UBS. The European wealth management initiative achieved an annual inflow rate of 48% over the year.

UBS Warburg's expansion efforts in the US are showing strong signs of success, as the recent hires in investment banking give UBS critical access to important client relationships and potential deals. UBS Warburg increased its global investment banking market share to 5.0% at the end of 2002 from 4.5% a year ago.

Performance against Group financial targets
(all pre-goodwill and adjusted for significant financial events(1)):

o The Group's return on equity for 2002 was 13.9%, down from 14.8% a year ago and slightly below UBS's target range of 15-20%. Continued share buybacks reducing the level of equity partially offset the 12% drop in earnings.

o Basic earnings per share in 2002 were CHF 4.57, 8% lower than in 2001, and again well-supported by the share repurchase program.

o The cost/income ratio for the year rose to 79.5% from 77.3% a year earlier.

Fourth quarter results

In the fourth quarter, UBS reported a net loss of CHF 101 million, down from a net profit of CHF 1,106 million a year earlier. Pre-goodwill and adjusted for significant financial events(1), net profit was CHF 1,075 million, a 25% decline from the CHF 1,436 million achieved in the same quarter a year earlier. Poor equity trading conditions, continued writedowns in the private equity portfolio, and a drop in recurring fees reflecting the market-driven decrease in asset levels all weighed on operating income.

With a net recovery of CHF 11 million, UBS posted another exceptionally positive credit risk result (against a credit loss expense of CHF 115 million in fourth quarter 2001), reflecting minimal requirements for new provisions.

Operating expenses for the quarter were CHF 7,776 million. Besides the brand writedown, UBS recorded a provision of CHF 111 million (USD 80 million) related to the US equity research settlement - booked in the Business Groups UBS Warburg (CHF 90 million) and UBS PaineWebber (CHF 21 million) - and a CHF 72 million charge for the downsizing and relocation of UBS Warburg Energy. These charges were offset by lower personnel costs, due to decreased variable compensation.

[LOGO] UBS                                                 Group Media Relations
                                                           18 February 2003
                                                           Page 3 of 9


Net new money invested by clients of UBS's wealth management businesses was CHF
9.4 billion in the quarter, down by CHF 3.3 billion from the third quarter. UBS PaineWebber achieved a very strong result with net new money of CHF 6.3 billion, nearly doubling the inflow of CHF 3.4 billion achieved in third quarter 2002. Excellent inflows of CHF 2.0 billion were again recorded in the European wealth management business, in particular in Germany and the UK.

Dividend of CHF 2.00 per share and new buyback program

For the 2002 financial year, the Board of Directors will recommend a dividend of CHF 2.00 per share to the Annual General Meeting on 16 April 2003. This level is in line with the payments made in the last two years and confirms UBS's commitment towards making stable distributions to shareholders.

UBS's ongoing share buyback programs are another important tool used to return retained earnings to shareholders. Under the 2002 buyback programs, UBS had bought back a total of 74,035,080 shares as of 31 December 2002 for a total value of CHF 5.4 billion. The second of the two 2002 buyback programs will remain open until 5 March 2003. All these shares will be cancelled by the Annual General Meeting in April 2003 and cannot be reissued.

Given the strong capitalization of the Group, the Board of Directors has decided to launch a new buyback program with a maximum buyback limit of CHF 5 billion, which will start on 6 March 2003 and run until 5 March 2004.

Outlook 2003

As 2003 begins, the environment continues to be challenging. Uncertainty over economic developments, market direction and rising geopolitical concerns are affecting investor sentiment and therefore transaction levels, and are holding back a significant recovery in corporate activity. Therefore, UBS does not expect to see an immediate pick up in its financial performance, as depressed asset levels, low investor activity and possible deterioration of the credit environment weigh on revenue. Any recovery in the latter part of this year remains simply unpredictable.

"We will continue to monitor our cost base carefully, investing selectively in our strategic priorities. Our prudent management of resources over the last several years leaves us excellently positioned for further competitive gains," Peter Wuffli said.

[LOGO] UBS                                                 Group Media Relations
                                                           18 February 2003
                                                           Page 4 of 9


UBS Group Financial Highlights (unaudited)

                                                             Quarter ended                  % change from           Year ended
                                                             -------------                  -------------           ----------
CHF million, except where indicated                  31.12.02   30.9.02    31.12.01        3Q02        4Q01    31.12.02    31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Income statement key figures
Operating income                                        7,524     8,000       8,462         (6)        (11)      34,121      37,114
Operating expenses                                      7,776     6,788       7,082         15          10       29,577      30,396
Operating profit / (loss) before tax                     (252)    1,212       1,380                               4,544       6,718
Net profit / (loss)                                      (101)      942       1,106                               3,535       4,973
Cost/income ratio (%) (1)                               103.5      83.9        82.6                                86.2        80.8
Cost/income ratio before goodwill (%)(1, 2)              83.3      80.1        78.7                                79.0        77.3
------------------------------------------------------------------------------------------------------------------------------------
Per share data (CHF)
Basic earnings per share (3)                           (0.09)      0.79        0.88                                2.92        3.93
Basic earnings per share before goodwill (2, 3)         0.97       1.04        1.14         (7)        (15)        4.73        4.97
Diluted earnings per share (3)                         (0.09)      0.76        0.87                                2.87        3.78
Diluted earnings per share before goodwill (2, 3)       0.97       1.01        1.13         (4)        (14)        4.65        4.81
------------------------------------------------------------------------------------------------------------------------------------

Return on shareholders' equity (%)
Return on shareholders' equity (4)                                                                                  8.9        11.7
Return on shareholders' equity before goodwill (2, 4)                                                              14.4        14.8
------------------------------------------------------------------------------------------------------------------------------------


CHF million, except where indicated                                                        % change from
                                                                                           -------------
As at                                                31.12.02   30.9.02    31.12.01     30.9.02    31.12.01
------------------------------------------------------------------------------------------------------------
Shareholders' equity                                   38,991    40,796      43,530         (4)        (10)
------------------------------------------------------------------------------------------------------------
Market capitalization                                  79,448    73,072     105,475          9         (25)
------------------------------------------------------------------------------------------------------------
BIS capital ratios
Tier 1 (%) (5)                                           11.3      11.6        11.6
Total BIS (%)                                            13.8      14.2        14.8
Risk-weighted assets                                  238,790   245,564     253,735         (3)         (6)
------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                           2,037     2,070       2,448         (2)        (17)
------------------------------------------------------------------------------------------------------------
Headcount (full-time equivalents)                      69,061    69,552(6)   69,985(6)      (1)         (1)
------------------------------------------------------------------------------------------------------------
Long-term ratings
Fitch, London                                             AAA       AAA         AAA
Moody's, New York                                         Aa2       Aa2         Aa2
Standard & Poor's, New York                               AA+       AA+         AA+
------------------------------------------------------------------------------------------------------------

Earnings adjusted for significant financial events and pre-goodwill (2, 7)

                                                             Quarter ended                  % change from           Year ended
                                                             -------------                  -------------           ----------
CHF million, except where indicated                  31.12.02   30.9.02    31.12.01        3Q02        4Q01    31.12.02    31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                        7,452     8,000       8,462         (7)         (12)     33,894     37,114
Operating expenses                                      6,259     6,483       6,752         (3)          (7)     27,117     29,073
Operating profit before tax                             1,193     1,517       1,710        (21)         (30)      6,777      8,041
Net profit                                              1,075     1,247       1,436        (14)         (25)      5,529      6,296
------------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio (%) (1)                                84.1      80.1        78.7                                79.5       77.3
Basic earnings per share (CHF) (3)                       0.92      1.04        1.14        (12)         (19)       4.57       4.97
Diluted earnings per share (CHF) (3)                     0.92      1.01        1.13         (9)         (19)       4.50       4.81
------------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%) (4)                                                                             13.9       14.8
------------------------------------------------------------------------------------------------------------------------------------

(1) Operating expenses/operating income before credit loss expense. (2) Excludes the amortization of goodwill and other intangible assets. (3) Details of the EPS calculation can be found in the Fourth Quarter 2002 Report. (4) Net profit/average shareholders' equity excluding dividends. (5) Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the Group Review. (6) Klinik Hirslanden was sold on 5 December 2002. The Group headcount does not include the Klinik Hirslanden headcount of 3,066 and 2,450 for 30 September 2002 and 31 December 2001. (7) Details of significant financial events can be found in the Fourth Quarter 2002 Report.

[LOGO] UBS                                                 Group Media Relations
                                                           18 February 2003
                                                           Page 5 of 9


Business Group Results

UBS Wealth Management & Business Banking
(adjusted for significant financial events(2))

Private Banking's 2002 pre tax profit, at CHF 2,774 million, fell 19% from 2001 due to the steep decline in asset-based revenues and continued investments in the European wealth management initiative. Affected by over CHF 8 billion of net outflows to Italian clients, net new money inflows totaled CHF 16.6 billion over the full year, down from the 2001 result of CHF 24.6 billion. In fourth quarter 2002, profit before tax decreased by 9% to CHF 586 million because of a fall in asset-based revenues, reflecting the lower invested asset base due to the continued equity market deterioration earlier in the year. Net new money for the quarter was CHF 3.1 billion, the second highest quarterly inflow of the year. Inflows into the European wealth management initiative totaled CHF 2.0 billion. Swiss clients invested CHF 0.4 billion in the fourth quarter, and international clients contributed CHF 2.7 billion. The gross margin remained solid at 98 basis points.

Business Banking Switzerland reported a strong full-year result, achieving a pre tax profit of CHF 1,967 million for 2002, up 32% from the previous year despite declining revenues in difficult market conditions, evidence of the continued tight management of the cost base. Headcount was 18,442 on 31 December 2002, a decline of 778 or 4% from the previous year as the business unit continued to streamline processes and structures.

Credit loss expense for the year amounted to CHF 286 million, compared to CHF 567 million in 2001. Performance in the domestic credit business remains strong despite a gradual slowdown of Swiss economic growth. Non-performing loans continued to fall, and now account for just 3.6% of the loan book.

In fourth quarter 2002, Business Banking Switzerland reported a pre tax profit of CHF 454 million, down by 7% from third quarter but still ahead of any quarter in 2001. Net interest income was pressured by declining margins for savings and cash accounts amid a very low interest rate environment.

UBS Global Asset Management

Pre tax profit for the full year 2002 was CHF 187 million, a decrease of 33% from 2001's result. The declines in equity markets experienced throughout 2002 resulted in lower invested asset levels and consequently, lower asset-based revenues. These developments were partially offset by ongoing initiatives to control costs.

In fourth quarter 2002, UBS Global Asset Management posted a pre tax profit of CHF 27 million, almost unchanged from CHF 26 million in third quarter 2002.

In the Institutional business, net new money totaled CHF 2.4 billion for the fourth quarter, compared to outflows of CHF 3.2 billion in third quarter, thanks to strong inflows in fixed income and equities mandates. In its Wholesale Intermediary fund business, UBS Global Asset Management recorded an outflow of net new money of CHF 0.2 billion in fourth quarter, compared to a positive inflow of CHF 1.3 billion in the third quarter.

Although global equity markets ended the year in significantly negative territory, most of UBS Global Asset Management's funds continued to show a strong relative investment performance in the 1-year, 3-year and 5-year periods.

----------
(2) Significant Financial Events affecting UBS Wealth Management & Business
Banking:

In 2001 there were no significant financial events.

In first quarter 2002, UBS realized a gain of CHF 125 million after tax from the sale of Hyposwiss. This was recorded in the financial statements and identified as a significant financial event, affecting the first quarter 2002 results of UBS Wealth Management & Business Banking's Private Banking business unit.

[LOGO] UBS                                                 Group Media Relations
                                                           18 February 2003
                                                           Page 6 of 9


UBS Warburg

UBS Warburg's Corporate and Institutional Clients business unit recorded a pre tax profit of CHF 3,129 million for the full year, a decrease of 17% from 2001, reflecting the difficult economic conditions in 2002, particularly for the investment banking and equities businesses. The compensation ratio for the whole of 2002 was 55%, a slight increase on the 53% recorded in 2001, reflecting the strong competitive performance of many of the businesses.

In fourth quarter 2002, the unit delivered pre tax profit of CHF 520 million, a 36% decrease from the same period last year and 27% lower than third quarter 2002. Revenues were CHF 2,867 million, down 12% from both third quarter 2002 and fourth quarter 2001, reflecting poor conditions for investment banking and equities trading. Finally, revenues in the fixed income and foreign exchange businesses were again strong despite negative revenues of CHF 163 million relating to credit default swaps hedging existing credit exposures in the loan book, reflecting the general narrowing of credit spreads.

In contrast to general market trends, UBS Warburg continued to weather the difficult credit environment well. The level of non-performing loans dropped by 22% in the fourth quarter, while the non-performing loans to gross loan ratio fell to 1.6% from 2.2% during the same period.

Operating expenses in fourth quarter 2002 dropped by 4% from fourth quarter 2001 and 8% from the previous quarter to CHF 2,307 million, the lowest level since 1999. This decline was achieved despite the CHF 90 million (USD 65 million) provision for the US equity research settlement and a CHF 72 million restructuring charge relating to UBS Warburg Energy, which was downsized and relocated in response to the extensive contraction in the US energy market.

UBS Capital recorded a pre tax loss of CHF 1,761 million for the full year, CHF 727 million worse than in 2001. Private equity valuations across a range of sectors were impacted by the tough economic conditions, with the hostile climate for divestments limiting exit opportunities. In fourth quarter, UBS Capital posted a pre tax loss of CHF 362 million. Writedowns of CHF 389 million in total were made across the portfolio in all regions and were partially offset by CHF 120 million in capital gains from successful divestments.

UBS Capital will continue to focus on managing its existing portfolio, maximizing returns, and capitalizing on exit opportunities where they exist. Total unfunded commitments stood at CHF 2.1 billion on 31 December 2002, down from CHF 2.7 billion on 30 September 2002 and from CHF 3.0 billion on 31 December 2001.

[LOGO] UBS                                                 Group Media Relations
                                                           18 February 2003
                                                           Page 7 of 9


UBS PaineWebber
(adjusted for significant financial events(3))

In a challenging US private client market, UBS PaineWebber posted a solid performance with strict cost management discipline compensating for the decrease in transactional and asset-based revenues.

Including acquisition costs, the Business Group reported a pre tax loss of CHF 566 million for the full year and a pre tax loss of CHF 134 million in fourth quarter. Before acquisition costs (goodwill, net funding costs and retention payments), it achieved a pre tax profit of CHF 632 million for full 2002 and CHF 142 million for the quarter.

Since UBS PaineWebber's transactions are primarily denominated in US dollars, comparisons of its results to prior periods are affected by the decline of the US dollar against the Swiss franc. In dollar terms, fourth quarter profit before tax and acquisition costs decreased 9% from the third quarter because of UBS PaineWebber's share of the global equity research settlement of USD 15 million (CHF 21 million). The cost/income ratio before acquisition costs was 89% in fourth quarter 2002 compared to 88% a quarter earlier. Excluding the settlement charge, the cost/income ratio would have dropped further to 87%, reflecting UBS PaineWebber's continued cost control initiatives.

Net new money, at CHF 6.3 billion in fourth quarter 2002, was considerably higher than the CHF 3.4 billion result achieved in third quarter, as financial advisors benefited from new IT tools, improving the scope of their advisory capacities. For the full year, net new money was CHF 18.5 billion despite the historically low level of investor sentiment.

UBS

================================================================================
Media release available at www.ubs.com/media

Further information on UBS's quarterly results is available at www.ubs.com/media:

-     4Q2002 Report (pdf and interactive version)

-     4Q2002 Results slide presentation

-     Letter to shareholders (English, German, French and Italian)

Webcast: The results presentation by Peter Wuffli, President of the Group Executive Board, UBS AG, will be webcast live via www.ubs.com at the following time on 18 February 2003:

-     0900 CET

-     0800 GMT

-     0300 US EST

Webcast playback will be available from 1400 CET on 18 February, with a bookmarked version at 1800 CET the same day.

Our complete line of 2002 annual reporting products - which comprises the Financial Report, the Handbook and the Annual Review - will be published on 19 March 2002.
================================================================================

----------
(3) Significant Financial Events affecting UBS PaineWebber:

In 2001 there were no significant financial events.

In fourth quarter 2002, UBS recorded a non-cash writedown of CHF 953 million after tax related to the withdrawal of the PaineWebber brand. This was recorded in the financial statements and identified as a significant financial event affecting the fourth quarter 2002 results of UBS PaineWebber.

[LOGO] UBS                                                 Group Media Relations
                                                           18 February 2003
                                                           Page 8 of 9


Business Group Results

Reporting by Business Group (unaudited)

                                                    UBS Wealth Management                   UBS Global
CHF million                                            & Business Banking             Asset Management                  UBS Warburg
For the quarter ended                             31.12.02       31.12.01       31.12.02      31.12.01      31.12.02       31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Income                                               2,987          3,254            476           562         2,566          3,002
Credit loss (expense) / recovery(1)                    (64)          (128)             0             0           (40)           (37)
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                               2,923          3,126            476           562         2,526          2,965
------------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                   1,197          1,141            234           230         1,521          1,596
General and administrative expenses                    528            646            140           171           672            640
Depreciation                                           125            162             13            16            99            106
Amortization of goodwill
and other intangible assets                             33             26             62            73            76            102
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                             1,883          1,975            449           490         2,368          2,444
------------------------------------------------------------------------------------------------------------------------------------
Business Group performance
before tax and excluding
significant financial events                         1,040          1,151             27            72           158            521
Significant financial events                             0              0              0             0             0              0
Tax expense / (benefit)
------------------------------------------------------------------------------------------------------------------------------------
Net profit / (loss) before minority interests
Minority interests
------------------------------------------------------------------------------------------------------------------------------------
Net profit / (loss)
------------------------------------------------------------------------------------------------------------------------------------

CHF million                                            UBS PaineWebber              Corporate Center                     UBS Group
For the quarter ended                          31.12.02       31.12.01       31.12.02       31.12.01       31.12.02       31.12.01
----------------------------------------------------------------------------------------------------------------------------------
Income                                            1,215          1,517            197            242          7,513          8,577
Credit loss (expense) / recovery(1)                  (2)            (5)           117             55             11           (115)
----------------------------------------------------------------------------------------------------------------------------------
Total operating income                            1,213          1,512            314            297          7,524          8,462
----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                  927          1,200            142            237          4,021          4,404
General and administrative expenses                 277            367            223            110          1,840          1,934
Depreciation                                         36             37            125             93            398            414
Amortization of goodwill
and other intangible assets                         107            125              5              4            283            330
----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                          1,347          1,729            495            444          6,542          7,082
----------------------------------------------------------------------------------------------------------------------------------
Business Group performance
before tax and excluding
significant financial events                       (134)          (217)          (181)          (147)           910          1,380
Significant financial events                     (1,234)             0             72              0         (1,162)             0
Tax expense / (benefit)                                                                                        (209)           173
----------------------------------------------------------------------------------------------------------------------------------
Net profit / (loss) before minority interests                                                                   (43)         1,207
Minority interests                                                                                              (58)          (101)
----------------------------------------------------------------------------------------------------------------------------------
Net profit / (loss)                                                                                            (101)         1,106
----------------------------------------------------------------------------------------------------------------------------------

(1) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported for each Business Group. The breakdown by Business Group of the net credit loss expense for financial reporting purposes of CHF 11 million recovery for the quarter ended 31 December 2002 (CHF 115 million expense for the quarter ended 31 December 2001) is as follows: UBS Wealth Management & Business Banking CHF 60 million expense (CHF 88 million expense), UBS Warburg CHF 72 million recovery (CHF 23 million expense), UBS PaineWebber CHF 1 million expense (CHF 4 million expense).

Invested Assets and Net New Money

                                                                                       Net new
                                                                                         money(1)
CHF billion                                  31.12.02       30.9.02      % change         4Q02
--------------------------------------------------------------------------------------------------
UBS Group                                       2,037         2,070           (2)          9.0
--------------------------------------------------------------------------------------------------
UBS Wealth Management & Business Banking
Private Banking                                   688           701           (2)          3.1
Business Banking Switzerland                      205           202            1          (2.7)
--------------------------------------------------------------------------------------------------
UBS Global Asset Management
Institutional                                     279           279            0           2.4
Wholesale Intermediary                            278           288           (3)         (0.2)
--------------------------------------------------------------------------------------------------
UBS Warburg                                         3             3            0           0.1
--------------------------------------------------------------------------------------------------
UBS PaineWebber                                   584           597           (2)          6.3
--------------------------------------------------------------------------------------------------

(1) Excludes interest and dividend income.

[LOGO] UBS                                                 Group Media Relations
                                                           18 February 2003
                                                           Page 9 of 9


Results from the Group Financial Accounts

UBS Group Income Statement (unaudited)

                                                                      Quarter ended            % change from      Year ended
                                                                      -------------            -------------      ----------
CHF million, except per share data                             31.12.02  30.9.02   31.12.01    3Q02     4Q01   31.12.02    31.12.01
-----------------------------------------------------------------------------------------------------------------------------------
Operating income
Interest income                                                  8,697    10,409    10,326      (16)     (16)   39,963      52,277
Interest expense                                                (6,000)   (7,683)   (7,705)     (22)     (22)  (29,417)    (44,236)
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                              2,697     2,726     2,621       (1)       3    10,546       8,041
Credit loss (expense) / recovery                                    11       (95)     (115)                       (206)       (498)
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income after credit loss expense                    2,708     2,631     2,506        3        8    10,340       7,543
-----------------------------------------------------------------------------------------------------------------------------------
Net fee and commission income                                    4,236     4,299     4,964       (1)     (15)   18,221      20,211
Net trading income                                                 666     1,027       924      (35)     (28)    5,572       8,802
Other income                                                       (86)       43        68                         (12)        558
-----------------------------------------------------------------------------------------------------------------------------------
Total operating income                                           7,524     8,000     8,462       (6)     (11)   34,121      37,114
-----------------------------------------------------------------------------------------------------------------------------------

Operating expenses
Personnel expenses                                               4,021     4,411     4,404       (9)      (9)   18,524      19,828
General and administrative expenses                              1,840     1,720     1,934        7       (5)    7,072       7,631
Depreciation of property and equipment                             398       352       414       13       (4)    1,521       1,614
Amortization of goodwill and other intangible assets             1,517       305       330      397      360     2,460       1,323
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                         7,776     6,788     7,082       15       10    29,577      30,396
-----------------------------------------------------------------------------------------------------------------------------------
Operating profit / (loss) before tax and minority interests       (252)    1,212     1,380                       4,544       6,718
-----------------------------------------------------------------------------------------------------------------------------------
Tax expense / (benefit)                                           (209)      202       173                         678       1,401
-----------------------------------------------------------------------------------------------------------------------------------
Net profit / (loss) before minority interests                      (43)    1,010     1,207                       3,866       5,317
-----------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                 (58)      (68)     (101)     (15)     (43)     (331)       (344)
-----------------------------------------------------------------------------------------------------------------------------------
Net profit / (loss)                                               (101)      942     1,106                       3,535       4,973
-----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share (CHF)                                   (0.09)     0.79      0.88                        2.92        3.93
Basic earnings per share before goodwill (CHF)(1)                 0.97      1.04      1.14       (7)     (15)     4.73        4.97
Diluted earnings per share (CHF)                                 (0.09)     0.76      0.87                        2.87        3.78
Diluted earnings per share before goodwill (CHF)(1)               0.97      1.01      1.13       (4)     (14)     4.65        4.81
-----------------------------------------------------------------------------------------------------------------------------------

(1) Excludes the amortization of goodwill and other intangible assets.

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements", including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the new European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, the development of UBS Warburg's new energy trading operations, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001 and 2002 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC.

More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2001. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

[LOGO] UBS                              UBS AG
                                        Financial Services Group

                                        Group Media Relations
                                        Hotline
                                        Tel. 212-713-8503

                                        www.ubs.com

                                        February 18, 2003

Media release (U.S.)

For immediate release

UBS reports 2002 net profit of $2,562 million and fourth quarter net loss of $73 million(1)
(including non-cash brand writedown of $691 million after tax)

UBS reports net profit for 2002 of CHF 3,535 million ($2,562 million), 29% less than 2001 - with the drop largely due to a non-cash writedown of CHF 953 million ($691 million) after tax related to the withdrawal of the PaineWebber brand.

Pre-goodwill, and adjusted for the writedown and stripping out gains from divestments, net profit in 2002 fell to CHF 5,529 million ($4,007 million), down 12% from a year earlier.

Continued cost discipline and a focus on growth leave UBS well positioned for further competitive gains. UBS's wealth management businesses achieved net new money inflows of CHF 35.1 billion ($25.4 billion) in 2002 while UBS Warburg increased its global investment banking market share to 5.0% from 4.4% in 2001.

New York, February 18, 2003 - UBS reports 2002 net profit of CHF 3,535 million ($2,562 million), a decline of 29% compared to CHF 4,973 million ($3,604 million) a year earlier. The decrease in net profit reflects an after tax writedown of CHF 953 million ($691 million) related to the withdrawal of the PaineWebber brand. Recorded as an intangible asset in the UBS balance sheet, the brand was written down in fourth quarter 2002 following the decision to adopt the single UBS brand from June 2003 onwards. Pre-goodwill amortization, adjusted for the writedown and deducting gains from divestments, net profit in 2002 fell to CHF 5,529 million ($4,007 million), down 12% from 2001.

"In one of the most challenging years ever for the financial industry, our businesses were remarkably resilient and competitive, gaining market share by continuing to invest in growth," said Peter Wuffli, President of the Group Executive Board.

Operating income in 2002 declined 8% from a year earlier. Adjusted for significant financial events(2), the decline was 9%, reflecting investors' lack of appetite for markets, less buoyant trading conditions, disappointing ongoing losses in the private equity business and lower asset levels, impacting recurring fees. Invested assets, at CHF 2,037 billion ($1,476 billion) on December 31, 2002, were


----------
(1) Note on US$ conversions:

UBS Group manages its businesses and reports its results in Swiss Francs (CHF). USD figures are provided for convenience only.

All figures for all periods have been translated at $1 = CHF 1.38, the spot rate on December 31, 2002.

This rate is not the rate that would be used for a translation under US GAAP or IFRS if the USD were the reporting currency of UBS Group. All percentage changes are based on CHF amounts.

(2) Significant Financial Events: In 2001 there were no significant financial events.

Items recorded in the financial statements and identified as significant financial events in 2002:

o in fourth quarter 2002: a non-cash writedown of CHF 953 million ($691 million) after tax related to the withdrawal of the PaineWebber brand (charged to UBS PaineWebber) and a gain of CHF 60 million ($43 million) after tax from the sale of Klinik Hirslanden (booked in Corporate Center)

o in first quarter 2002: a gain of CHF 125 million ($91 million) after tax from the sale of Hyposwiss (booked in UBS Wealth Management & Business Banking)

(see UBS Fourth Quarter 2002 Report for the full details of the effect of significant financial events in 2002.)

[LOGO] UBS                                              Group Media Relations
                                                        February 18, 2003
                                                        Page 2 of 13


down 17% from CHF 2,448 billion ($1,774 billion) a year earlier due to currency and market movements.

Throughout 2002, both compensation and non-personnel expenses were kept in line with market and revenue developments. Total operating expenses were down 3% year-on-year. Excluding the brand writedown, they decreased 7% to reach their lowest level since PaineWebber joined UBS. Average variable compensation per head in 2002 was 8% lower than in 2001.

UBS did not build up significant overcapacity during the peak of the last business cycle, and has therefore been able to reduce headcount gradually as economic conditions weakened - without making drastic cuts. Over 2002, headcount decreased by 924 to 69,061, the lowest level since PaineWebber joined UBS.

"We streamlined processes and structures in specific areas. At the same time, however, we have expanded our capabilities where we see positive growth potential," said Peter Wuffli.

Growth in 2002

The Group's wealth management businesses - Private Banking and UBS PaineWebber - saw positive inflows of net new money throughout 2002. Despite difficult market conditions, accentuated by Italy's tax amnesty in the first half of the year, wealthy clients invested CHF 35.1 billion ($25.4 billion) in new funds with UBS. The European wealth management initiative achieved an annual inflow rate of 48% over the year.

UBS Warburg's expansion efforts in the U.S. are showing strong signs of success, as the recent hires in investment banking give UBS critical access to important client relationships and potential deals. UBS Warburg increased its global investment banking market share to 5.0% at the end of 2002 from 4.4% a year ago.

Performance against Group financial targets
(all pre-goodwill and adjusted for significant financial events(2)):

o The Group's return on equity for 2002 was 13.9%, down from 14.8% a year ago and slightly below UBS's target range of 15-20%. Continued share buybacks reducing the level of equity partially offset the 12% drop in earnings.

o Basic earnings per share in 2002 were CHF 4.57 ($3.31), 8% lower than in 2001, and again well-supported by the share repurchase program.

o The cost/income ratio for the year rose to 79.5% from 77.3% a year earlier.

Fourth quarter results

In the fourth quarter, UBS reported a net loss of CHF 101 million ($73 million), down from a net profit of CHF 1,106 million ($801 million) a year earlier. Pre-goodwill and adjusted for significant financial events(2), net profit was CHF 1,075 million ($779 million), a 25% decline from the CHF 1,436 million ($1,041 million) achieved in the same quarter a year earlier. Poor equity trading conditions, continued writedowns in the private equity portfolio, and a drop in recurring fees reflecting the market-driven decrease in asset levels all weighed on operating income.

With a net recovery of CHF 11 million ($8 million), UBS posted another exceptionally positive credit risk result (against a credit loss expense of CHF 115 million ($83 million) in fourth quarter 2001), reflecting minimal requirements for new provisions.

Operating expenses for the quarter were CHF 7,776 million ($5,635 million). Besides the brand writedown, UBS recorded a provision of CHF 111 million ($ 80 million) related to the U.S. equity

[LOGO] UBS                                              Group Media Relations
                                                        February 18, 2003
                                                        Page 3 of 13


research settlement - booked in the Business Groups UBS Warburg (CHF 90 million) ($65 million) and UBS PaineWebber (CHF 21 million) ($15 million) - and a CHF 72 million ($52 million) charge for the downsizing and relocation of UBS Warburg Energy. These charges were offset by lower personnel costs, due to decreased variable compensation.

Net new money invested by clients of UBS's wealth management businesses was CHF
9.4 billion ($6.8 billion) in the quarter, down by CHF 3.3 billion ($2.4 billion) from the third quarter. UBS PaineWebber achieved a very strong result with net new money of CHF 6.3 billion ($4.6 billion), nearly doubling the inflow of CHF 3.4 billion ($2.5 billion) achieved in third quarter 2002. Excellent inflows of CHF 2.0 billion ($1.5 billion) were again recorded in the European wealth management business, in particular in Germany and the UK.

Dividend of CHF 2.00 ($1.45) per share and new buyback program

For the 2002 financial year, the Board of Directors will recommend a dividend of CHF 2.00 ($1.45) per share to the Annual General Meeting on April 16, 2003. This level is in line with the payments made in the last two years and confirms UBS's commitment towards making stable distributions to shareholders.

UBS's ongoing share buyback programs are another important tool used to return retained earnings to shareholders. Under the 2002 buyback programs, UBS had bought back a total of 74,035,080 shares as of 31 December 2002 for a total value of CHF 5.4 billion ($3.9 billion). The second of the two 2002 buyback programs will remain open until March 5, 2003. All these shares will be cancelled by the Annual General Meeting in April 2003 and cannot be reissued.

Given the strong capitalization of the Group, the Board of Directors has decided to launch a new buyback program with a maximum buyback limit of CHF 5 billion ($3.6 billion), which will start on March 6, 2003 and run until March 5, 2004.

Outlook 2003

As 2003 begins, the environment continues to be challenging. Uncertainty over economic developments, market direction and rising geopolitical concerns are affecting investor sentiment and therefore transaction levels, and are holding back a significant recovery in corporate activity. Therefore, UBS does not expect to see an immediate pick up in its financial performance, as depressed asset levels, low investor activity and possible deterioration of the credit environment weigh on revenue. Any recovery in the latter part of this year remains simply unpredictable.

"We will continue to monitor our cost base carefully, investing selectively in our strategic priorities. Our prudent management of resources over the last several years leaves us excellently positioned for further competitive gains," Peter Wuffli said.

[LOGO] UBS                                              Group Media Relations
                                                        February 18, 2003
                                                        Page 4 of 13


UBS Americas Highlights

UBS PaineWebber

o UBS PaineWebber posted an operating profit of $103 million during the fourth quarter, excluding acquisition costs and before taxes. This includes a charge of $15 million related to the global equity research settlement between Wall Street firms and regulators. When adjusted for currency effects, this result is 9 percent lower than profit in third quarter 2002. However, excluding the research settlement and currency effects, operating profit would have increased by 5 percent compared to third quarter.

o For the full year, UBS PaineWebber reported operating profits before tax and acquisition costs of $458 million, a decrease of 9 percent from 2001. Excluding the effects of currency and the research settlement, the full year results would have improved by 6 percent over 2001.

o UBS PaineWebber's cost/income ratio before acquisition costs was 89 percent in the fourth quarter 2002 compared to 88 percent in the prior quarter. This increase was attributable to the research settlement charge. Excluding the settlement, the cost/income ratio would have dropped to 87 percent for the quarter.

o Despite challenging market conditions, UBS PaineWebber added $7.0 billion of net new money, including dividends and interest of $2.5 billion. For the full year, net new money totaled $26.4 billion, including dividends and interest of $13.0 billion. UBS PaineWebber has shown positive net new money inflows in each quarter since its merger with UBS in 2000.

o In 2002, UBS PaineWebber continued to improve its market share and financial advisor productivity. According to a recent report by a leading industry survey, the group's share of the U.S. private clients market totaled 13.8 percent in the fourth quarter, which is up from 12.8 percent in the same period in 2001. Financial advisor productivity maintained strong momentum exceeding the industry average by 17 percent.

o The Municipal Securities Group ranked number two and reported record results for 2002. The group's share of lead managed issues rose to 13.0 percent in 2002 from 12.5 percent in 2001. In fourth quarter 2002, the Municipal Securities Group participated in more negotiated deals than any other firm in the industry, participating in deals worth $34.1 billion or
      40.1 percent of total market volume.

o UBS PaineWebber continues to expand its distribution strength through the hiring of financial advisors. The total number of financial advisors increased to 8,857, a 3 percent increase from the previous quarter. With the group's focus on a consultative process and advisory relationship between client and financial advisor, it continued to recruit experienced professionals from competitors, kept attrition rates at record lows, and maintained its commitment to a robust training program.

[LOGO] UBS                                              Group Media Relations
                                                        February 18, 2003
                                                        Page 5 of 13


o UBS PaineWebber continues to grow its lending business, with particular emphasis on Premier Credit Lines. Introduced in 2002, Premier Credit Lines offer LIBOR-based revolving lines of credit secured by investments with a minimum facility size of $500,000. In the fourth quarter, the volume of Premier Credit Lines rose 47 percent from the third quarter to average more than $150 million a month. In 2002, these products contributed $1.3 billion in net new loans.

o In December 2002, UBS PaineWebber expanded the scope of its wealth management services with the introduction of UBS's Art Banking and Numismatics Services to its high net worth clients. The service comprises art research, art management, sales and purchase advice as well as estate planning strategies.

UBS Warburg

o Investment banking increased its U.S. market share to 4.4 percent for 2002, which represents the highest share to date.

o UBS Warburg maintained its position as the top-ranked underwriter in the market for U.S. mortgage-backed securities with a 13.8 percent share of the market in 2002.

o UBS Warburg continues to gain market share in its North American institutional equities trading businesses. In NYSE trading volumes, we ranked fifth with a 7.5 percent market share for the year, up from 6.5 percent in full year 2001. At NASDAQ, our ranking rose to 8th (4.4 percent market share) from 13th (2.3 percent market share) over the last year. In Canada, UBS Bunting Warburg traded 15 percent of the volume on the Toronto Stock Exchange, making it the number one in Canada.

o     Major U.S. equity underwriting deals in the quarter included:

      - Joint lead manager for the $166 million initial public offering of the Chicago Mercantile Exchange, the first U.S. securities exchange to go public.

      - Joint bookrunner for Baxter International Inc. on the issue of $1.5 billion in stock and equity units, making it the largest healthcare mandatory convertible ever.

o UBS Warburg improved its ranking in U.S. Agency underwriting to number 3 in 2002 from number 6 in 2001.

o UBS Warburg ranked number 1 in U.S. High Yield Corporate Debt underwriting in 2002.

o In Institutional Investor's Fixed Income Trading poll of all U.S. institutional investors, UBS Warburg's overall ranking improved to fourth from eighth in 2001, further demonstrating the tremendous strides made by our fixed income franchise over the past 12 months.

o In 2002, the U.S. Loan Syndication group ranked second in LBO financing, up from 11th in 2001.

[LOGO] UBS                                              Group Media Relations
                                                        February 18, 2003
                                                        Page 6 of 13


UBS Global Asset Management

o UBS Global Asset Management's managed account offering for high net worth individuals in the U.S. -- Private Wealth Solutions (PWS) -- attracted more than 660 new accounts with assets of approximately $233 million in the fourth quarter. In 2002, PWS attracted 1,400 new accounts with approximately $615 million of assets, of which nearly $250 million were acquired via the newly launched Multi-Asset Portfolios (MAPs) available through PWS.

o Despite volatile financial markets, key UBS Global Asset Management investment strategies outperformed benchmarks during the fourth quarter and for the full year. In 2002, the Global Securities composite outperformed its benchmark by 5.96%, the U.S. Balanced Composite outperformed by 4.86% and the U.S. Equity Large/Intermediate Composite outperformed by 5.26%.

[LOGO] UBS                                              Group Media Relations
                                                        February 18, 2003
                                                        Page 7 of 13


UBS Group Financial Highlights (unaudited)

                                                             Quarter ended                  % change from           Year ended
                                                             -------------                  -------------           ----------
CHF million, except where indicated                  31.12.02   30.9.02    31.12.01        3Q02        4Q01    31.12.02    31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Income statement key figures
Operating income                                        7,524     8,000       8,462         (6)        (11)      34,121      37,114
Operating expenses                                      7,776     6,788       7,082         15          10       29,577      30,396
Operating profit / (loss) before tax                     (252)    1,212       1,380                               4,544       6,718
Net profit / (loss)                                      (101)      942       1,106                               3,535       4,973
Cost/income ratio (%) (1)                               103.5      83.9        82.6                                86.2        80.8
Cost/income ratio before goodwill (%)(1, 2)              83.3      80.1        78.7                                79.0        77.3
------------------------------------------------------------------------------------------------------------------------------------
Per share data (CHF)
Basic earnings per share (3)                           (0.09)      0.79        0.88                                2.92        3.93
Basic earnings per share before goodwill (2, 3)         0.97       1.04        1.14         (7)        (15)        4.73        4.97
Diluted earnings per share (3)                         (0.09)      0.76        0.87                                2.87        3.78
Diluted earnings per share before goodwill (2, 3)       0.97       1.01        1.13         (4)        (14)        4.65        4.81
------------------------------------------------------------------------------------------------------------------------------------

Return on shareholders' equity (%)
Return on shareholders' equity (4)                                                                                  8.9        11.7
Return on shareholders' equity before goodwill (2, 4)                                                              14.4        14.8
------------------------------------------------------------------------------------------------------------------------------------


CHF million, except where indicated                                                        % change from
                                                                                           -------------
As at                                                31.12.02   30.9.02    31.12.01     30.9.02    31.12.01
-----------------------------------------------------------------------------------------------------------
Shareholders' equity                                   38,991    40,796      43,530         (4)        (10)
-----------------------------------------------------------------------------------------------------------
Market capitalization                                  79,448    73,072     105,475          9         (25)
-----------------------------------------------------------------------------------------------------------
BIS capital ratios
Tier 1 (%) (5)                                           11.3      11.6        11.6
Total BIS (%)                                            13.8      14.2        14.8
Risk-weighted assets                                  238,790   245,564     253,735         (3)         (6)
-----------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                           2,037     2,070       2,448         (2)        (17)
-----------------------------------------------------------------------------------------------------------
Headcount (full-time equivalents)                      69,061    69,552(6)   69,985(6)      (1)         (1)
-----------------------------------------------------------------------------------------------------------
Long-term ratings
Fitch, London                                             AAA       AAA         AAA
Moody's, New York                                         Aa2       Aa2         Aa2
Standard & Poor's, New York                               AA+       AA+         AA+
-----------------------------------------------------------------------------------------------------------

Earnings adjusted for significant financial events and pre-goodwill (2, 7)

                                                             Quarter ended                  % change from           Year ended
                                                             -------------                  -------------           ----------
CHF million, except where indicated                  31.12.02   30.9.02    31.12.01        3Q02        4Q01    31.12.02    31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                        7,452     8,000       8,462         (7)         (12)     33,894     37,114
Operating expenses                                      6,259     6,483       6,752         (3)          (7)     27,117     29,073
Operating profit before tax                             1,193     1,517       1,710        (21)         (30)      6,777      8,041
Net profit                                              1,075     1,247       1,436        (14)         (25)      5,529      6,296
------------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio (%) (1)                                84.1      80.1        78.7                                79.5       77.3
Basic earnings per share (CHF) (3)                       0.92      1.04        1.14        (12)         (19)       4.57       4.97
Diluted earnings per share (CHF) (3)                     0.92      1.01        1.13         (9)         (19)       4.50       4.81
------------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%) (4)                                                                             13.9       14.8
------------------------------------------------------------------------------------------------------------------------------------

(1) Operating expenses/operating income before credit loss expense. (2) Excludes the amortization of goodwill and other intangible assets. (3) Details of the EPS calculation can be found in the Fourth Quarter 2002 Report. (4) Net profit/average shareholders' equity excluding dividends. (5) Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the Group Review. (6) Klinik Hirslanden was sold on 5 December 2002. The Group headcount does not include the Klinik Hirslanden headcount of 3,066 and 2,450 for 30 September 2002 and 31 December 2001. (7) Details of significant financial events can be found in the Fourth Quarter 2002 Report.

[LOGO] UBS                                              Group Media Relations
                                                        February 18, 2003
                                                        Page 8 of 13


UBS Group Financial Highlights (unaudited)
US$ figures - convenience translation

                                                  Quarter ended     Year ended
USD million, except where indicated                    31.12.02        30.6.02
------------------------------------------------------------------------------
Income statement key figures
Operating income                                          5,452         24,725
Operating expenses                                        5,635         21,433
Operating profit before tax                                (183)         3,293
Net profit                                                  (73)         2,562
Cost / income ratio (%) (1)                               103.5           86.2
Cost / income ratio before goodwill (%) (1, 2)             83.5           79.0
------------------------------------------------------------------------------
Per share data (USD)
Basic earnings per share (3)                              (0.06)          2.12
Basic earnings per share before goodwill (2, 3)            0.70           3.43
Diluted earnings per share (3)                            (0.06)          2.08
Diluted earnings per share before goodwill (2, 3)          0.70           3.37
------------------------------------------------------------------------------

Return on shareholders' equity (%)
Return on shareholders' equity (4)                                         8.9
Return on shareholders' equity before goodwill (2, 4)                     14.4
------------------------------------------------------------------------------

USD million, except where indicated
As at                                                  31.12.02
------------------------------------------------------------------------------
Shareholders' equity                                     28,254
------------------------------------------------------------------------------
Market capitalization                                    57,571
------------------------------------------------------------------------------
BIS capital ratios
Tier 1 (%) (5)                                             11.3
Total BIS (%)                                              13.8
Risk weighted assets                                    173,036
------------------------------------------------------------------------------
Invested assets (USD billion)                             1,476
------------------------------------------------------------------------------
Headcount (full time equivalents) (6)                    69,061
------------------------------------------------------------------------------
Long term ratings
Fitch, London                                               AAA
Moody's, New York                                           Aa2
Standard & Poor's, New York                                 AA+
------------------------------------------------------------------------------

Earnings adjusted for significant events and pre-goodwill (2, 7)

                                                  Quarter ended     Year ended
USD million, except where indicated                    31.12.02       31.12.02
------------------------------------------------------------------------------
Operating income                                          5,400         24,561
Operating expenses                                        4,536         19,650
Operating profit before tax                                 864          4,911
Net profit                                                  779          4,007
------------------------------------------------------------------------------
Cost / income ratio (%) (1)                                84.1           79.5
Basic earnings per share (USD) (3)                         0.67           3.31
Diluted earnings per share (USD) (3)                       0.67           3.26
------------------------------------------------------------------------------

Return on shareholders' equity (%) (4)                                    13.9
------------------------------------------------------------------------------

(1) Operating expenses/operating income before credit loss expense. (2) Excludes the amortization of goodwill and other intangible assets. (3) Details of the EPS calculation can be found in the Fourth Quarter 2002 Report. (4) Net profit/average shareholders' equity excluding dividends. (5) Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the Group Review. (6) Klinik Hirslanden was sold on 5 December 2002. The Group headcount does not include the Klinik Hirslanden headcount of 3,066 and 2,450 for 30 September 2002 and 31 December 2001. (7) Details of significant financial events can be found in the Fourth Quarter 2002 Report.

[LOGO] UBS                                              Group Media Relations
                                                        February 18, 2003
                                                        Page 9 of 13


Business Group Results

UBS Wealth Management & Business Banking
(adjusted for significant financial events(3))

Private Banking's 2002 pretax profit, at CHF 2,774 million ($2,010 million), fell 19% from 2001 due to the steep decline in asset-based revenues and continued investments in the European wealth management initiative. Affected by over CHF 8 billion ($5.8 billion) of net outflows to Italian clients, net new money inflows totaled CHF 16.6 billion ($12 billion) over the full year, down from the 2001 result of CHF 24.6 billion ($17.8 billion).

In fourth quarter 2002, profit before tax decreased by 9% to CHF 586 million ($425 million) because of a fall in asset-based revenues, reflecting the lower invested asset base due to the continued equity market deterioration earlier in the year. Net new money for the quarter was CHF 3.1 billion ($2.2 billion), the second highest quarterly inflow of the year. Inflows into the European wealth management initiative totaled CHF 2.0 billion ($1.4 billion). Swiss clients invested CHF 0.4 billion ($0.3 billion) in the fourth quarter, and international clients contributed CHF 2.7 billion ($2.0 billion). The gross margin remained solid at 98 basis points.

Business Banking Switzerland reported a strong full-year result, achieving a pre-tax profit of CHF 1,967 million ($1,425 million) for 2002, up 32% from the previous year despite declining revenues in difficult market conditions, evidence of the continued tight management of the cost base. Headcount was 18,442 on December 31, 2002, a decline of 778 or 4% from the previous year as the business unit continued to streamline processes and structures.

Credit loss expense for the year amounted to CHF 286 million ($207 million), compared to CHF 567 million ($411 million) in 2001. Performance in the domestic credit business remains strong despite a gradual slowdown of Swiss economic growth. Non-performing loans continued to fall, and now account for just 3.6% of the loan book.

In fourth quarter 2002, Business Banking Switzerland reported a pre-tax profit of CHF 454 million ($329 million), down by 7% from third quarter but still ahead of any quarter in 2001. Net interest income was pressured by declining margins for savings and cash accounts amid a very low interest rate environment.

UBS Global Asset Management

Pre-tax profit for the full year 2002 was CHF 187 million ($136 million), a decrease of 33% from 2001's result. The declines in equity markets experienced throughout 2002 resulted in lower invested asset levels and consequently, lower asset-based revenues. These developments were partially offset by ongoing initiatives to control costs.

In fourth quarter 2002, UBS Global Asset Management posted a pre-tax profit of CHF 27 million ($19.6 million), almost unchanged from CHF 26 million ($18.8 million) in third quarter 2002.

In the Institutional business, net new money totaled CHF 2.4 billion ($1.7 billion) for the fourth quarter, compared to outflows of CHF 3.2 billion ($2.3 billion) in third quarter, thanks to strong inflows in fixed income and equities mandates. In its Wholesale Intermediary fund business, UBS Global Asset

----------
(3) Significant Financial Events affecting UBS Wealth Management & Business
Banking:

In 2001 there were no significant financial events.

In first quarter 2002, UBS realized a gain of CHF 125 million ($91 million) after tax from the sale of Hyposwiss. This was recorded in the financial statements and identified as a significant financial event, affecting the first quarter 2002 results of UBS Wealth Management & Business Banking's Private Banking business unit.

[LOGO] UBS                                              Group Media Relations
                                                        February 18, 2003
                                                        Page 10 of 13


Management recorded an outflow of net new money of CHF 0.2 billion ($0.1 billion) in fourth quarter, compared to a positive inflow of CHF 1.3 billion ($0.9 billion) in the third quarter.

Although global equity markets ended the year in significantly negative territory, most of UBS Global Asset Management's funds continued to show a strong relative investment performance in the 1-year, 3-year and 5-year periods.

UBS Warburg

UBS Warburg's Corporate and Institutional Clients business unit recorded a pre-tax profit of CHF 3,129 million ($2,267 million) for the full year, a decrease of 17% from 2001, reflecting the difficult economic conditions in 2002, particularly for the investment banking and equities businesses. The compensation ratio for the whole of 2002 was 55%, a slight increase on the 53% recorded in 2001, reflecting the strong competitive performance of many of the businesses.

In fourth quarter 2002, the unit delivered pre-tax profit of CHF 520 million ($377 million), a 36% decrease from the same period last year and 27% lower than third quarter 2002. Revenues were CHF 2,867 million ($2,078 million), down 12% from both third quarter 2002 and fourth quarter 2001, reflecting poor conditions for investment banking and equities trading. Finally, revenues in the fixed income and foreign exchange businesses were again strong despite negative revenues of CHF 163 million ($118 million) relating to credit default swaps hedging existing credit exposures in the loan book, reflecting the general narrowing of credit spreads.

In contrast to general market trends, UBS Warburg continued to weather the difficult credit environment well. The level of non-performing loans dropped by 22% in the fourth quarter, while the non-performing loans to gross loan ratio fell to 1.6% from 2.2% during the same period.

Operating expenses in fourth quarter 2002 dropped by 4% from fourth quarter 2001 and 8% from the previous quarter to CHF 2,307 million ($1,672 million), the lowest level since 1999. This decline was achieved despite the CHF 90 million ($65 million) provision for the U.S. equity research settlement and a CHF 72 million ($52 million) restructuring charge relating to UBS Warburg Energy, which was downsized and relocated in response to the extensive contraction in the U.S. energy market.

UBS Capital recorded a pre-tax loss of CHF 1,761 million ($1,276 million) for the full year, CHF 727 million ($527 million) worse than in 2001. Private equity valuations across a range of sectors were impacted by the tough economic conditions, with the hostile climate for divestments limiting exit opportunities.

In fourth quarter, UBS Capital posted a pre-tax loss of CHF 362 million ($262 million). Writedowns of CHF 389 million ($282 million) in total were made across the portfolio in all regions and were partially offset by CHF 120 million ($87 million) in capital gains from successful divestments.

UBS Capital will continue to focus on managing its existing portfolio, maximizing returns, and capitalizing on exit opportunities where they exist. Total unfunded commitments stood at CHF 2.1 billion ($1.5 billion) on December 31, 2002, down from CHF 2.7 billion ($2.0 billion) on September 30, 2002 and from CHF 3.0 billion ($2.2 billion) on December 31, 2001.

[LOGO] UBS                                              Group Media Relations
                                                        February 18, 2003
                                                        Page 11 of 13


UBS PaineWebber
(adjusted for significant financial events(4))

In a challenging U.S. private client market, UBS PaineWebber posted a solid performance with strict cost management discipline compensating for the decrease in transactional and asset-based revenues.

Including acquisition costs, the Business Group reported a pre-tax loss of CHF 566 million ($410 million) for the full year and a pre-tax loss of CHF 134 million ($97 million) in fourth quarter. Before acquisition costs (goodwill, net funding costs and retention payments), it achieved a pre-tax profit of CHF 632 million ($458 million) for full 2002 and CHF 142 million ($103 million) for the quarter.

Since UBS PaineWebber's transactions are primarily denominated in U.S. dollars, comparisons of its results to prior periods are affected by the decline of the U.S. dollar against the Swiss franc. In dollar terms, fourth quarter profit before tax and acquisition costs decreased 9% from the third quarter because of UBS PaineWebber's share of the global equity research settlement of $15 million (CHF 21 million). The cost/income ratio before acquisition costs was 89% in fourth quarter 2002 compared to 88% a quarter earlier. Excluding the settlement charge, the cost/income ratio would have dropped further to 87%, reflecting UBS PaineWebber's continued cost control initiatives.

Net new money, at CHF 6.3 billion ($4.6 billion) in fourth quarter 2002, was considerably higher than the CHF 3.4 billion ($2.5 billion) result achieved in third quarter, as financial advisors benefited from new IT tools, improving the scope of their advisory capacities. For the full year, net new money was CHF
18.5 billion ($13.4 billion) despite the historically low level of investor sentiment.

UBS

Contact: Paul Marrone, tel. 212-713-8503

----------
(4) Significant Financial Events affecting UBS PaineWebber:

In 2001 there were no significant financial events.

In fourth quarter 2002, UBS recorded a non-cash writedown of CHF 953 million ($691 million) after tax related to the withdrawal of the PaineWebber brand. This was recorded in the financial statements and identified as a significant financial event affecting the fourth quarter 2002 results of UBS PaineWebber.

[LOGO] UBS                                              Group Media Relations
                                                        February 18, 2003
                                                        Page 12 of 13


Invested Assets and Net New Money

                                                                                       Net new
                                                                                         money(1)
CHF billion                                  31.12.02       30.9.02      % change         4Q02
--------------------------------------------------------------------------------------------------
UBS Group                                       2,037         2,070           (2)          9.0
--------------------------------------------------------------------------------------------------
UBS Wealth Management & Business Banking
Private Banking                                   688           701           (2)          3.1
Business Banking Switzerland                      205           202            1          (2.7)
--------------------------------------------------------------------------------------------------
UBS Global Asset Management
Institutional                                     279           279            0           2.4
Wholesale Intermediary                            278           288           (3)         (0.2)
--------------------------------------------------------------------------------------------------
UBS Warburg                                         3             3            0           0.1
--------------------------------------------------------------------------------------------------
UBS PaineWebber                                   584           597           (2)          6.3
--------------------------------------------------------------------------------------------------

(1) Excludes interest and dividend income.

Invested Assets and Net New Money
US$ figures - convenience translation

                                                                      Net new
                                                                        money(1)
USD billion                                             30.12.02         4Q02
-----------------------------------------------------------------------------
UBS Group                                                  1,476          6.5
-----------------------------------------------------------------------------
UBS Wealth Management & Business Banking
Private Banking                                              499          2.2
Business Banking Switzerland                                 149         (2.0)
-----------------------------------------------------------------------------
UBS Global Asset Management
Institutional                                                202          1.7
Wholesale Intermediary                                       201         (0.1)
-----------------------------------------------------------------------------
UBS Warburg                                                    2          0.1
-----------------------------------------------------------------------------
UBS PaineWebber                                              423          4.6
-----------------------------------------------------------------------------

(1) Excludes interest and dividend income.

[LOGO] UBS                                              Group Media Relations
                                                        February 18, 2003
                                                        Page 13 of 13


================================================================================
Media release available at www.ubs.com/media

Further information on UBS's quarterly results is available at www.ubs.com/media:

-     4Q2002 Report (pdf and interactive version)

-     4Q2002 Results slide presentation

-     Letter to shareholders (English, German, French and Italian)

Webcast: The results presentation by Peter Wuffli, President of the Group Executive Board, UBS AG, will be webcast live via www.ubs.com at the following time on February 18, 2003:

-     0900 CET

-     0800 GMT

-     0300 US EST

Webcast playback will be available from 1400 CET on February 18, with a bookmarked version at 1800 CET the same day.

Our complete line of 2002 annual reporting products - which comprises the Financial Report, the Handbook and the Annual Review - will be published on March 19, 2002.
================================================================================

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements", including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the new European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, the development of UBS Warburg's new energy trading operations, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001 and 2002 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC.

More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2001. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

[LOGO] UBS

Fourth Quarter 2002 Report

       [PHOTO OMITTED]

Fourth Quarter 2002 Report
18 February 2003

UBS Group Financial Highlights

                                                             Quarter ended                  % change from           Year ended
                                                     ------------------------------        ----------------    --------------------
CHF million, except where indicated                  31.12.02   30.9.02    31.12.01        3Q02        4Q01    31.12.02    31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Income statement key figures
Operating income                                        7,524     8,000       8,462         (6)        (11)      34,121      37,114
Operating expenses                                      7,776     6,788       7,082         15          10       29,577      30,396
Operating profit / (loss) before tax                     (252)    1,212       1,380                               4,544       6,718
Net profit / (loss)                                      (101)      942       1,106                               3,535       4,973
Cost/income ratio (%) (1)                               103.5      83.9        82.6                                86.2        80.8
Cost/income ratio before goodwill (%)(1, 2)              83.3      80.1        78.7                                79.0        77.3
------------------------------------------------------------------------------------------------------------------------------------
Per share data (CHF)
Basic earnings per share (3)                           (0.09)      0.79        0.88                                2.92        3.93
Basic earnings per share before goodwill (2, 3)         0.97       1.04        1.14         (7)        (15)        4.73        4.97
Diluted earnings per share (3)                         (0.09)      0.76        0.87                                2.87        3.78
Diluted earnings per share before goodwill (2, 3)       0.97       1.01        1.13         (4)        (14)        4.65        4.81
------------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%)
Return on shareholders' equity (4)                                                                                  8.9        11.7
Return on shareholders' equity before goodwill (2, 4)                                                              14.4        14.8
====================================================================================================================================


                                                                                           % change from
CHF million, except where indicated                                                        -------------
As at                                                31.12.02   30.9.02    31.12.01     30.9.02    31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                   38,991    40,796      43,530         (4)        (10)
------------------------------------------------------------------------------------------------------------------------------------
Market capitalization                                  79,448    73,072     105,475          9         (25)
------------------------------------------------------------------------------------------------------------------------------------
BIS capital ratios
Tier 1 (%) (5)                                           11.3      11.6        11.6
Total BIS (%)                                            13.8      14.2        14.8
Risk-weighted assets                                  238,790   245,564     253,735         (3)         (6)
------------------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                           2,037     2,070       2,448         (2)        (17)
------------------------------------------------------------------------------------------------------------------------------------
Headcount (full-time equivalents)                      69,061    69,552(6)   69,985(6)      (1)         (1)
------------------------------------------------------------------------------------------------------------------------------------
Long-term ratings
Fitch, London                                             AAA       AAA         AAA
Moody's, New York                                         Aa2       Aa2         Aa2
Standard & Poor's, New York                               AA+       AA+         AA+
====================================================================================================================================

Earnings adjusted for significant financial events and pre-goodwill (2, 7)

                                                             Quarter ended                  % change from           Year ended
                                                     ------------------------------        ----------------    --------------------
CHF million, except where indicated                  31.12.02   30.9.02    31.12.01        3Q02        4Q01    31.12.02    31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                        7,452     8,000       8,462         (7)         (12)     33,894     37,114
Operating expenses                                      6,259     6,483       6,752         (3)          (7)     27,117     29,073
Operating profit before tax                             1,193     1,517       1,710        (21)         (30)      6,777      8,041
Net profit                                              1,075     1,247       1,436        (14)         (25)      5,529      6,296
------------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio (%) (1)                                84.1      80.1        78.7                                79.5       77.3
Basic earnings per share (CHF) (3)                       0.92      1.04        1.14        (12)         (19)       4.57       4.97
Diluted earnings per share (CHF) (3)                     0.92      1.01        1.13         (9)         (19)       4.50       4.81
------------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%) (4)                                                                             13.9       14.8
====================================================================================================================================

(1)   Operating expenses/operating income before credit loss expense.

(2)   Excludes the amortization of goodwill and other intangible assets.

(3)   For the EPS calculation, see Note 8 to the Financial Statements.

(4)   Net profit/average shareholders' equity excluding dividends.

(5) Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the Group Review.

(6) Klinik Hirslanden was sold on 5 December 2002. The Group headcount does not include the Klinik Hirslanden headcount of 3,066 and 2,450 for 30 September 2002 and 31 December 2001.

(7) Details of significant financial events can be found in the Group Review section.

Fourth Quarter 2002 Report
18 February 2003

Contents

Shareholders' Letter                             2

Group Review                                     5

UBS Wealth Management & Business Banking        18

UBS Global Asset Management                     28

UBS Warburg                                     33

UBS PaineWebber                                 43

Corporate Center                                48

Financial Statements

UBS Group Income Statement                      49

Notes to the Financial Statements               50

UBS Registered Shares                           56

Financial Calendar
--------------------------------------------------------------------------------
Publication of Annual Report 2002           Wednesday, 19 March 2003
--------------------------------------------------------------------------------
Annual General Meeting                      Wednesday, 16 April 2003
--------------------------------------------------------------------------------
Publication of First Quarter 2003 results   Tuesday, 13 May 2003
--------------------------------------------------------------------------------
Publication of Second Quarter 2003 results  Wednesday, 13 August 2003
--------------------------------------------------------------------------------

UBS Investor Relations
--------------------------------------------------------------------------------
Hotline: +4112344100    E-mail: sh-investorrelations@ubs.com
Web: www.ubs.com/investors
--------------------------------------------------------------------------------
Zurich                                      New York
--------------------------------------------------------------------------------
Christian Gruetter   +41 1 234 4360         Richard Feder        +1 212 713 6142
--------------------------------------------------------------------------------
Mark Hengel          +41 1 234 8439         Christopher McNamee  +1 212 713 3091
--------------------------------------------------------------------------------
Oliver Lee           +41 1 234 2733
--------------------------------------------------------------------------------
Catherine Lybrook    +41 1 234 2281
--------------------------------------------------------------------------------
Fax                  +41 1 234 3415         Fax                  +1 212 713 1381
--------------------------------------------------------------------------------

UBS AG                                      UBS Americas Inc.
Investor Relations G41B                     Investor Relations
P.O. Box                                    135 West 50th Street, 9th Floor
CH-8098 Zurich                              New York, NY 10020
Switzerland                                 USA
--------------------------------------------------------------------------------

UBS Shareholder Services                    UBS Transfer Agent
--------------------------------------------------------------------------------
UBS AG                                     Mellon Investor Services.
Shareholder Services GUMV                  Overpeck Centre
P.O. Box 85 Challenger Road                Ridgefield Park, NJ 07660
CH-8098 Zurich                             United States of America
Switzerland
Phone: +4112356202
Fax: +4112353154                           calls from the US     +1 866 541 9689
E-Mail: sh-shareholder-services@ubs.com    calls outside the US  +1 201 329 8451
--------------------------------------------------------------------------------

Interactive Fourth Quarter 2002 Report

An interactive version of this report can be viewed online in the Fourth Quarter 2002 Results section of the UBS Investors & Analysts website:
www.ubs.com/investors.

Other reports

All UBS's published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, GHDE CA50-AUL, P.O. Box, CH-8098 Zurich, Switzerland.

E-mail: sh-iz-ubs-publikationen@ubs.com.

Shareholders' Letter
18 February 2003

Shareholders' Letter

[PHOTO OMITTED]

Dear Shareholders,

Last year was one of the most challenging ever for the financial industry with extensive corrections in global equity markets, subdued corporate activity and depressed transaction levels as investors continued to be uncertain about economic and political developments.

      Our businesses, however, were remarkably resilient and competitive in view of the environment they faced in 2002. Strict cost discipline and a focus on growth across the firm helped us expand our market position in a period where many in the financial industry were forced to re-assess the basic assumptions about their business.

      In 2002, our net profit was CHF 3,535 million, a decline of 29% compared to CHF 4,973 million a year earlier while our basic earnings per share fell 26% to CHF 2.92. The decrease in net profit was largely due to an after-tax writedown of CHF 953 million related to the withdrawal of the PaineWebber brand. Recorded as an intangible asset in our balance sheet, the value of the brand was written down in fourth quarter 2002 following our decision to adopt the single UBS brand. Before goodwill amortization, adjusted for the brand writedown and stripping out gains from divestments, net profit in 2002 fell just 12% from 2001.

      Operating income for the year was CHF 34,121 million, down 8% from 2001. Adjusted for the gain from the sale of Klinik Hirslanden, a leading Swiss private hospital group sold in fourth quarter, and Hyposwiss, one of our independent private banks, sold in first quarter, operating income dropped by 9% year-on-year. This fall in revenue reflects investors' lack of appetite for the markets, less buoyant trading conditions, disappointing ongoing losses in our private equity business as well as lower asset levels, which impacted recurring fees earned on the basis of our clients' holdings.

      Throughout 2002, we continued to manage both compensation and non-personnel expenses in an extremely disciplined fashion, keeping them in line with market and revenue developments. Total operating expenses were CHF 29,577 million, down 3% year-on-year. Excluding the PaineWebber brand writedown, operating expenses were 7% lower than 2001. We did not build up significant overcapacity during the peak of the last business cycle, and have therefore been able to reduce headcount gradually as economic conditions weakened - without resorting to drastic cuts. Over 2002, headcount decreased by 924 to 69,061, as we streamlined processes and structures at the same time as expanding our capabilities in areas with positive growth potential.

      In our wealth management businesses (Private Banking and UBS PaineWebber) we saw positive inflows of net new money throughout 2002, underscoring the trust clients place in our advice. Despite difficult market conditions, accentuated by the Italian tax amnesty in the first half of 2002, clients invested CHF 35.1 billion of new funds.

      The Group's return on equity for 2002, pre-goodwill and adjusted for the brand writedown as well as for the sales of Klinik Hirslanden and Hyposwiss, was 13.9%, down from 14.8% a year ago and slightly below our target range of 15-20%. Continued share buybacks reducing the level of our equity partially offset the decline in earnings. On the same basis, basic earnings per share for the year were CHF 4.57, 8% lower than in 2001, and our cost/income ratio rose to 79.5% from 77.3%.

Financial privacy remains intact

In its meeting of 21 January 2003, the Council of EU Finance Ministers (ECOFIN) agreed in principle on how to tax interest income on assets held by EU citizens outside their country of residence. This decision to allow the coexistence of different models for taxing cross-border savings is in line with the Swiss government's offer to introduce a withholding tax for assets held in Switzerland by EU citizens, and fully respects Swiss bank client confidentiality.

Fourth quarter results

In fourth quarter, we reported a net loss of CHF 101 million, down from a net profit of CHF 1,106 million a year earlier, with the result reflecting the writedown of the value of the PaineWebber brand. Pre-goodwill, adjusted for the brand writedown and the proceeds from the sale of Klinik Hirslanden, net profit would have been CHF 1,075 million in fourth quarter 2002, a 25% decline from CHF 1,436 million in the same quarter a year ago. Operating income was particularly negatively impacted by falling recurring fees, reflecting the market-driven decrease of asset levels through the year.

      With a net credit recovery of CHF 11 million, we posted another exceptionally positive credit risk result (against a credit loss expense of CHF 95 million in third quarter 2002 and of CHF 115 million in fourth quarter 2001), reflecting minimal requirements for new provisions as well as the benefits of reduced exposure to emerging markets.

      Operating expenses for the quarter were CHF 7,776 million. Besides the brand-related writedown, we also recorded a provision of CHF 111 million (USD 80 million) related to the US equity research settlement and a CHF 72 million charge for the downsizing and relocation of our energy trading business in the US. These charges were offset by lower compensation costs, reducing total operating expenses in the Corporate and Institutional Clients unit to their lowest level since 1999 and maintaining the positive trend in UBS PaineWebber's cost/ income ratio. Overall personnel expenses, down 9% at CHF 4,021 million, reflected revenue-related declines in performance-related compensation.

      Net new money invested by clients of our wealth management businesses was CHF 9.4 billion in the quarter, down by CHF 3.3 billion from the exceptionally strong third quarter 2002. UBS PaineWebber achieved a very strong result with net new money of CHF 6.3 billion, nearly doubling the inflow of CHF 3.4 billion achieved in third quarter. Excellent inflows of CHF 2.0 billion were again recorded by our European wealth management initiative which over the year achieved a 48% annual inflow rate.

      On 31 December 2002, invested assets were CHF 2,037 billion, down 2% from their level on 30 September 2002, with much of the decline attributable to adverse currency movements.

Dividend of CHF 2.00 per share

The Board of Directors will recommend a dividend of CHF 2.00 per share to the Annual General Meeting on 16 April 2003. This level is in line with the payments made in the last two years and consistent with our recent payout ratio of 30-60% of adjusted net profit, confirming our commitment to making stable distributions to shareholders.

      Our ongoing share buyback programs, which will continue this year, are another important tool we use to return retained earnings to our shareholders. With a BIS Tier 1 ratio of 11.3% we remain one of the best capitalized financial services firms in the world.

Positioned for growth

      In the context of last year's difficult markets, the benefits of our prudent approach that balances revenue opportunity with risk and cost discipline were clear. It would be shortsighted, however, if

Shareholders' Letter
18 February 2003

we relied solely on these aspects of our strategy and we therefore continue to invest in our growth initiatives, and gain market share from competitors. We see the current environment as an ideal chance to build the capabilities and resources we need to benefit from long-term growth opportunities.

      In wealth management, although the market declines of the last two years have caused the overall assets of affluent clients to decrease, they have also accentuated the demand for skilled financial advice. Our market share gains in major wealth management markets over the last year indicate that the resources of a global powerhouse, with a highly tailored service offering and first-class advice, are even more in demand in difficult environments. We continue to build our wealth management capability, in particular our presence in Europe, to benefit from what we believe are still the dominant long-term market trends: the worldwide growth in private wealth and the concentration of that wealth among the affluent.

      In investment banking and securities markets, we see healthy client demand for corporate advice combined with a broad array of securities services - although we do not expect overall levels of activity to return to the boom levels of 1999-2000 in the near future. Our expansion efforts in the US are showing strong signs of success, as the investment banking talent we have hired over the last two years gives us critical access to important client relationships and potential deals. Despite a significant deterioration of the global fee pool, UBS Warburg increased its investment banking market share to 5.0% at the end of 2002 from 4.5% a year earlier.

Outlook

As 2003 begins, the environment continues to be a challenging one. Uncertainty over economic developments and market direction, and rising geopolitical concerns are affecting investor sentiment and therefore transaction levels, and are holding back a significant recovery in corporate activity. Therefore, we do not expect to see an immediate pick up in our financial performance, as depressed asset levels, low levels of investor activity and possible deterioration of the credit environment weigh on our revenues. Any recovery in the latter part of this year remains simply unpredictable.

      Because of this, we will continue to monitor our cost base carefully, investing selectively in our strategic priorities. Our prudent management of resources over the last several years leaves us excellently positioned for further competitive gains.

18 February 2003
UBS AG


/s/ Marcel Ospel         /s/ Peter Wuffli
Marcel Ospel             Peter Wuffli
Chairman                 President

Group Review
18 February 2003

Group Review

Growth platform for independent wealth management subsidiaries

During the first half of 2003 UBS will create a new holding company to incorporate GAM, its specialist asset management firm, as well as its five independent private banks - Cantrade (Zurich), Banco di Lugano (Lugano), Ferrier Lullin (Geneva), Bank Ehinger (Basel) and Armand von Ernst (Bern). With this common platform, all of our independent wealth management subsidiaries will be equipped and encouraged to grow faster, and deliver their full value creation potential. The new structure will ease the path to integration where it makes sense, targeting economies of scale not achievable by each organization on its own. It may allow a future role in the consolidation of the private banking industry.

      The new company will be chaired by Hans De Gier, currently UBS Executive Vice-Chairman, who will as a result leave UBS's Chairman's Office. He will be joined on the board as Deputy Chairman by Georges Gagnebin, Chairman of UBS Wealth Management & Business Banking, and Peter Kurer, UBS General Counsel. Hans De Gier will lead the strategic reorganization and integration efforts, supported by the six current Chief Executives of the subsidiaries, and will join the boards of all six firms.

      The companies involved employ approximately 1,750 staff globally, and their clients have invested assets of approximately CHF 70 billion. The new company will not be integrated with UBS's wealth management operations, and will be treated as a financial investment, held at the Corporate Center. This structure will be reflected in our financial reporting with effect from first quarter 2003. We will release restated figures for 2000, 2001 and 2002 reflecting these changes prior to the publication of first quarter results.

Group Review
18 February 2003

UBS Group Performance Against Targets

Year to date                                                          31.12.02        30.9.02(2)   31.12.01
-----------------------------------------------------------------------------------------------------------
RoE (%)
as reported                                                                8.9           11.8          11.7
before goodwill and adjusted for significant financial events(1)          13.9           14.6          14.8
-----------------------------------------------------------------------------------------------------------

For the quarter ended                                                 31.12.02        30.9.02      31.12.01
-----------------------------------------------------------------------------------------------------------
Basic EPS (CHF)
as reported                                                              (0.09)          0.79          0.88
before goodwill and adjusted for significant financial events(1)          0.92           1.04          1.14
-----------------------------------------------------------------------------------------------------------
Cost/income ratio (%)
as reported                                                              103.5           83.9          82.6
before goodwill and adjusted for significant financial events(1)          84.1           80.1          78.7
-----------------------------------------------------------------------------------------------------------
Net new money, private client units (CHF billion) (4,5)
Private Banking                                                            3.1            9.3           3.7
UBS PaineWebber                                                            6.3            3.4           8.5
-----------------------------------------------------------------------------------------------------------
Total                                                                      9.4           12.7          12.2
===========================================================================================================

                              [BAR CHART OMITTED]
                              [BAR CHART OMITTED]
                              [BAR CHART OMITTED]
                              [BAR CHART OMITTED]


----------
(1) Excludes the amortization of goodwill and other intangible assets and adjusted for significant financial events.

(2)   Year to date, annualized.

(3)   Private Banking and UBS PaineWebber.

(4)   Excludes interest and dividend income.

(5) Private Banking net new money is calculated based on the new structure for UBS Wealth Management & Business Banking effective 1 July 2002. Prior period figures have been restated accordingly.

Invested Assets and Net New Money

                                                                                       Net new
                                                                                         money(1)
CHF billion                                  31.12.02       30.9.02      % change         4Q02
--------------------------------------------------------------------------------------------------
UBS Group                                       2,037         2,070           (2)          9.0
--------------------------------------------------------------------------------------------------
UBS Wealth Management & Business Banking
Private Banking                                   688           701           (2)          3.1
Business Banking Switzerland                      205           202            1          (2.7)
--------------------------------------------------------------------------------------------------
UBS Global Asset Management
Institutional                                     279           279            0           2.4
Wholesale Intermediary                            278           288           (3)         (0.2)
--------------------------------------------------------------------------------------------------
UBS Warburg                                         3             3            0           0.1
--------------------------------------------------------------------------------------------------
UBS PaineWebber                                   584           597           (2)          6.3
==================================================================================================

(1) Excludes interest and dividend income.

Results

UBS 2002 net profit was CHF 3,535 million, compared to CHF 4,973 million in 2001, a decline of 29%. This full-year profit was impacted by several items we call significant financial events: the after tax non-cash writedown of the value of the PaineWebber brand reduced profit by 21%, and the impact of sales of subsidiaries added 6% to profit. Excluding these effects, and before goodwill amortization, net profit fell by 12% between 2001 and 2002. The decline was driven by falling revenues in a difficult market environment with less good trading conditions and unusually weak investor sentiment. Additionally, falling market levels affected asset-based revenues while our private equity business continued to record losses due to ongoing poor valuation and exit conditions. Falling revenues, however, have been offset by strict cost control both in personnel expenses due to lower performance-related compensation and in non-personnel expenses, reflecting our ongoing cost initiatives across all businesses.

      For the fourth quarter, UBS reported a net loss of CHF 101 million, compared to a net profit of CHF 1,106 million in fourth quarter 2001. The loss includes the after tax writedown of CHF 953 million related to the PaineWebber brand and an after tax gain of CHF 60 million from the sale of Klinik Hirslanden. Before goodwill and adjusted for these significant financial events, net profit was CHF 1,075 million in fourth quarter 2002, a 25% decline from CHF 1,436 million in the same quarter a year ago.

      Also affected by the brand writedown, return on equity in 2002 was 8.9%, compared to 11.7% a year earlier. In fourth quarter 2002, basic earnings per share were negative CHF 0.09, against the positive CHF 0.88 seen in the same quarter a year earlier.

Group targets

UBS's performance is reported in accordance with International Financial Reporting Standards (IFRS - formerly known as International Accounting Standards or IAS). Additionally, we provide comments and analysis on an adjusted basis that exclude from reported amounts certain items we term significant financial events (SFEs). An additional adjustment we use in our results discussion is the exclusion of the amortization of goodwill and other acquired intangible assets.

      These adjustments are in line with our internal analysis approach where SFE-adjusted figures before goodwill amortization are used to assess past performance against peers and to estimate future growth potential. In particular, our financial targets have been set in terms of adjusted results, excluding significant financial events and goodwill amortization, and all the analysis that is provided in our management accounting is based on operational SFE-adjusted performance.

      We focus on four key performance targets, designed to deliver continually improving returns to our shareholders.

      Before goodwill and adjusted for significant financial events:

- Our return on equity for 2002 was 13.9%, down from 14.8% a year ago and slightly below our target range of 15-20%. The

Group Review
18 February 2003

      lower average level of equity, which was down 6% over the year through our ongoing share buyback programs, helped to offset the 12% market-related decline in earnings.

- Basic earnings per share in fourth quarter 2002 were CHF 0.92, a decrease of 19% from the same quarter last year. The 25% decline in profit was again partially offset by the reduced average number of shares outstanding. Without the buyback programs in place since 2000, our earnings per share in 2002 would have been 8% lower.

- The cost/income ratio this quarter increased to 84.1% from 78.7% in fourth quarter last year. Ongoing cost initiatives across all our businesses could not fully counteract the drop in revenues driven by declining market valuations affecting asset-based fees, subdued transaction levels and corporate activity, and ongoing private equity writedowns.

Net new money in the private client units (Private Banking and UBS PaineWebber) was CHF 9.4 billion this quarter, down by CHF 3.3 billion from a particularly strong third quarter result. Our European wealth management initiative continues to report strong inflows. Net new money was CHF 2.0 billion in fourth quarter, near the record third quarter level of CHF 2.5 billion, with the annual total of CHF 7.6 billion corresponding to a growth rate of 48%. In the US, UBS PaineWebber's net new money was CHF 6.3 billion, up from CHF 3.4 billion in third quarter 2002.

Significant financial events

There were no significant financial events in 2001, but there were three significant financial events in 2002:

- In fourth quarter 2002, UBS recorded a non-cash writedown of CHF 953 million after tax for the value of the PaineWebber brand that was held as an intangible asset on our balance sheet. The writedown followed a strategic decision announced in November 2002 to move all our businesses to the single UBS brand. The new brand structure will be implemented in June 2003.

- In fourth quarter 2002, UBS realized a gain of CHF 60 million after tax from the sale of Klinik Hirslanden, a private hospital group.

- In first quarter 2002, UBS realized a gain of CHF 125 million after tax from the sale of Hyposwiss, an independent private bank.

Details of significant financial events for 2002 are shown in the table below.

Writedown of the PaineWebber brand

The writedown of the PaineWebber brand is reflected in a non-cash charge of CHF 953 million in our fourth quarter income statement. The brand was recorded as an intangible asset on our balance sheet and this value was carried net of tax.

Significant Financial Events

                                                          Quarter ended                   Year ended
                                              ----------------------------------     ---------------------
CHF million                                   31.12.02      30.9.02     31.12.01     31.12.02     31.12.01
----------------------------------------------------------------------------------------------------------
Operating income as reported                     7,524        8,000        8,462       34,121       37,114
Gain on disposal of Hyposwiss                                                            (155)
Gain on disposal of Klinik Hirslanden              (72)                                   (72)
----------------------------------------------------------------------------------------------------------
Adjusted operating income                        7,452        8,000        8,462       33,894       37,114
----------------------------------------------------------------------------------------------------------
Operating expenses as reported                   7,776        6,788        7,082       29,577       30,396
Writedown of PaineWebber brand name             (1,234)                                (1,234)
----------------------------------------------------------------------------------------------------------
Adjusted operating expenses                      6,542        6,788        7,082       28,343       30,396
----------------------------------------------------------------------------------------------------------
Adjusted operating profit before tax
  and minority interests                           910        1,212        1,380        5,551        6,718
==========================================================================================================
Tax expense                                       (209)         202          173          678        1,401
Tax effect of significant financial events         269                                    239
----------------------------------------------------------------------------------------------------------
Adjusted tax expense                                60          202          173          917        1,401
Minority interests                                 (58)         (68)        (101)        (331)        (344)
==========================================================================================================
Adjusted net profit                                792          942        1,106        4,303        4,973
----------------------------------------------------------------------------------------------------------
Adjusted net profit before goodwill              1,075        1,247        1,436        5,529        6,296
----------------------------------------------------------------------------------------------------------

Net Interest and Trading Income

                                                    Quarter ended                  % change from             Year ended
                                           --------------------------------        ----------------    --------------------
CHF million                                31.12.02     30.9.02    31.12.01        3Q02        4Q01    31.12.02    31.12.01
---------------------------------------------------------------------------------------------------------------------------
Net interest income                           2,697       2,726       2,621          (1)          3      10,546       8,041
Net trading income                              666       1,027         924         (35)        (28)      5,572       8,802
---------------------------------------------------------------------------------------------------------------------------
Total net interest and trading income         3,363       3,753       3,545         (10)         (5)     16,118      16,843
===========================================================================================================================
Breakdown by business activity:
---------------------------------------------------------------------------------------------------------------------------
Net income from interest margin products      1,296       1,238       1,400           5          (7)      5,275       5,694
Net income from trading activities            1,971       2,542       2,184         (22)        (10)     10,605      11,529
Net income from treasury activities             435         328         361          33          20       1,667       1,424
Other(1)                                       (339)       (355)       (400)          5          15      (1,429)     (1,804)
---------------------------------------------------------------------------------------------------------------------------
Total net interest and trading income         3,363       3,753       3,545         (10)         (5)     16,118      16,843
===========================================================================================================================

(1) Principally external funding costs of the Paine Webber Group, Inc. acquisition.

      This net value can be separated into the remaining gross value of the brand of CHF 1,234 million, offset by a deferred tax liability of CHF 281 million. Both the gross brand value and the deferred tax liability have been simultaneously written down and recorded in the amortization and tax lines of the income statement respectively. This results in a writedown of CHF 1,234 million and a reduced tax charge of CHF 281 million, affecting our income statement with a net charge of CHF 953 million.

      After the writedown, the remaining PaineWebber intangible assets on our balance sheet amount to CHF 2,334 million. These intangibles continue to be carried net of tax. Under BIS regulations and Swiss banking regulations, intangible assets are risk-weighted as other asset classes. Intangible assets are assigned a 100% BIS risk-weighting. Goodwill, on the other hand, is fully deducted from the capital base.

      The writedown of the brand reduced our BIS Tier 1 capital by CHF 953 million, contributing 35 basis points to the decrease of our Tier 1 ratio from 11.6% at the end of third quarter to 11.3% on 31 December 2002.

Group results

Operating income

Total operating income was CHF 7,524 million in fourth quarter 2002, a decrease of 11% compared to a year earlier. Adjusted for the sale of Klinik Hirslanden, total operating income in fourth quarter 2002 dropped 12% when compared to the same quarter a year earlier. The decline was mainly due to the increasingly poor trading conditions, particularly in equity markets, and continued weakness in investor sentiment. Furthermore, low equity market levels affected asset-based revenues while our private equity business continued to record losses due to ongoing poor valuation and exit conditions.

      Net interest income and net trading income. Net interest income of CHF 2,697 million in fourth quarter 2002 was 3% higher than in the same quarter a year ago. Net trading income declined 28% from CHF 924 million in fourth quarter 2001 to CHF 666 million in fourth quarter 2002.

      As well as income from interest margin based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.

      Net income from interest margin products was CHF 1,296 million in fourth quarter 2002, down 7% from CHF 1,400 million a year earlier, reflecting lower interest margins on savings and cash accounts driven by the particularly low interest rate environment. In addition, the lower US dollar led to a decline in the Swiss franc equivalent of US dollar interest rate revenues.

      At CHF 1,971, net income from trading

Group Review
18 February 2003

activities dropped 10% from the fourth quarter a year ago. Equity trading revenues, at CHF 522 million, were significantly lower than in the fourth quarter a year earlier, reflecting increased market volatility and lower activity levels. Fixed income trading revenues were CHF 1,050 million, slightly down from the fourth quarter a year earlier. Our interest rates trading business recorded a strong fourth quarter performance, mainly as a result of attractive trading conditions in the US. Further, our Principal Finance and Emerging Markets businesses continue to perform strongly. However, the trading result of our fixed income business was affected by negative revenues of CHF 163 million relating to credit default swaps (CDS) hedging existing credit exposures in the loan book, reflecting the general narrowing of credit spreads. Our use of CDS as hedging instruments for our loan book is only one part of our overall management approach to trading credit risk. In the fourth quarter, supplementary position-taking in credit markets served to generate gains which offset part of the reversal in unrealized CDS gains. At the end of 2002, unrealized gains on CDS stood at CHF 226 million. Page 11 of our First Quarter 2002 Report contains further information on how we use CDS to hedge our credit exposures. Finally, foreign exchange trading revenues, at CHF 328 million, remained robust.

      Net income from treasury activities was CHF 435 million in the fourth quarter, an increase of 20% compared to the same quarter a year earlier. This increase was driven by lower funding costs and an unrealized gain from derivatives used to economically hedge interest rate risk related to structured notes issued (see page 9 and 10 of our Second Quarter 2002 Report for further information on structured notes issued).

      Other net trading and interest income showed a net expense of CHF 339 million in fourth quarter 2002 compared to a net expense of CHF 400 million in the same quarter last year, reflecting the weakening of the US dollar against the Swiss franc, reducing our goodwill funding costs as well as the reclassification of some revenues previously reported as income from trading activities.

      Net fee and commission income decreased by 15% from CHF 4,964 million in fourth quarter last year to CHF 4,236 million in fourth quarter this year, mainly due to lower corporate finance fees as well as market-related declines in asset levels, which influenced recurring investment fund and portfolio management fee income. Underwriting fees dropped 13% due to lower equity underwriting revenues. This drop was partially offset by continued strong fixed income underwriting revenues which rose by 47%. Corporate finance fees, at CHF 252 million, were down 34%, and remained at a very low level, reflecting a lack of corporate activity which translated into a significant drop in the global fee pool compared to the same period in 2001. At CHF 1,020 million, net brokerage fees fell 14% compared to fourth quarter 2001 as client activity levels declined in line with market volumes. Investment fund fees dropped 18% to CHF 898 million in the period, reflecting lower valuations and falling income from sales fees due to investor reluctance to commit to new investments.

      Other income showed a loss of CHF 86 million in fourth quarter 2002 compared to a gain of CHF 68 million in the same quarter a year earlier. This drop mainly reflects higher impairment charges in UBS Capital's private equity portfolio, which was partially offset by gains on disposals of private equity investments and the CHF 72 million pre tax gain from the sale of Klinik Hirslanden.

Operating expenses

Total operating expenses were CHF 7,776 million in fourth quarter 2002, an increase of 10% from CHF 7,082 million in fourth quarter 2001. The increase was due to the writedown of the PaineWebber brand causing an amortization expense of CHF 1,234 million. Excluding the writedown, total operating expenses would have dropped by 8% between the two periods.

      Personnel expenses dropped by 9% from CHF 4,404 million in fourth quarter 2001 to CHF 4,021 million in this quarter, reflecting revenue-related declines in performance-related compensation, particularly in UBS Warburg and UBS PaineWebber, which were partially offset by higher severance payments relating to the restructuring of our energy business. Personnel expenses are managed on a full year basis with final fixing of annual performance-related payments in the fourth quarter. Over the full year

--------------------------------------------------------------------------------
Sharing our values

The Americas Cup, currently underway in New Zealand, is the most sought after trophy in professional yachting - not to mention the oldest in sport itself. It is also a clear display of our approach to sponsoring. When we make a commitment, as we have with Alinghi, challenger to cup holder Team New Zealand, we look at the most effective way that we can share our values as a firm with the general public, the media, and our stakeholders. And Alinghi, along with our other global sponsorship platforms, is an extraordinarily successful and visible example.

      We see sponsoring as an investment - and as with any other investment, it has to generate a return. Sponsoring should convey the meaning behind our name and image while significantly increasing our profile. Concretely, it has to raise the general familiarity and recognition of the UBS brand. Sponsoring, however, also goes far beyond that. When we make our commitments, we try to create a shared experience with the groups we target or want to communicate with. When a firm such as ours effectively reaches an individual through a sporting and cultural event that reflects his or her interests, it creates a strong emotional link. Moreover, it is one of the best ways to establish and maintain direct contact with existing and potential clients. Within UBS, sponsoring can strengthen each individual employee's perception of our firm and what we stand for, helping them to better identify with us, while, not least, providing an additional source of motivation.

      With this in mind, we are extremely selective about the projects we choose to sponsor. For one, they have to closely match our profile. They need to have at least a two year horizon and they should focus on groups, not individuals. Sponsorships like Alinghi, the UBS Verbier Festival Youth Orchestra, Art Basel as well as Art Basel Miami Beach contemporary art fairs represent significant long-term commitments centered around highly focused teams of expert individuals.

      We chose sailing as as we believe its basic attributes - teamwork, partnership, and dynamism - closely reflect our own identity. In particular, Alinghi has proved to be an extremely good fit as it is in many ways very similar to our firm. It is an international team with Swiss roots and tremendous potential made up of talented, experienced individuals at ease competing internationally against the best of their peers. Feedback from clients regarding our sponsorship of Alinghi has been extremely positive.

      The UBS Verbier Festival Youth Orchestra, which debuted in the summer of 2000, symbolizes the teamwork between people of different cultural, national and linguistic backgrounds, mirroring how we work together as an integrated firm. Under the musical direction of James Levine, it is the resident orchestra of the annual Verbier music festival. More than 8,000 UBS clients and 12,000 members of the public have attended one of its concerts, and it has held extremely successful tours of Europe and the Americas over the past few years, with another scheduled for Asia at the end of this year.

      By contrast, when we decided to be the sole main sponsor of Art Basel Miami Beach, successfully launched last year, our intention was to enhance our reputation in the modern art world by supporting an innovative and creative event. It is also a natural continuation of our commitment to Art Basel, where we have been sole main sponsor since 1994. Launched in 1969, Art Basel is held by many experts to be contemporary art's most influential annual trade fair, and both it and Art Basel Miami Beach are ideal platforms that help us to directly communicate with our target client group, as many are deeply interested or active participants in the contemporary art scene.


                                     10 & 11

Group Review
18 February 2003

approximately 42% of personnel expenses were bonus or other variable compensation, down from 43% last year. Average variable compensation per head in 2002 was 8% lower than in 2001.

      Fourth quarter general and administrative expenses were CHF 1,840 million, 5% less than in fourth quarter a year ago, with declines in most cost categories. Professional fees, telecommunications, marketing and public relations, administration costs and rent all saw notable drops. They were partially offset by restructuring costs for the energy business, higher provisions for security risk and legal risk, and the settlement charge regarding equity research in the US totaling CHF 111 million (USD 80 million).

      At CHF 398 million in fourth quarter 2002, depreciation fell by 4% from CHF 414 million in the same quarter a year earlier, reflecting lower IT depreciation charges.

      Amortization of goodwill and other intangible assets increased from CHF 330 million in fourth quarter 2001 to CHF 1,517 million in this quarter, due to the writedown of the PaineWebber brand following our decision made in the quarter to move to a single brand.

Tax

We incurred a tax benefit of CHF 209 million in fourth quarter 2002. Excluding the effect of the PaineWebber brand writedown and the sale of Klinik Hirslanden, our tax charge would have been CHF 60 million. Adjusted for all significant financial events, our 2002 tax expense of CHF 917 million reflects an effective tax rate of 16.5%, well below 2001's rate of 21%. The decline is mainly driven by significantly lower progressive tax rates in Switzerland, the ability to benefit from tax loss carry forwards in the US and the UK and a higher proportion of earnings generated in lower tax jurisdictions.

Credit risk

UBS posted another excellent credit risk result. In fourth quarter 2002, UBS reported a net recovery of CHF 11 million compared to credit loss expenses of CHF 95 million in third quarter 2002 and CHF 115 million in fourth quarter 2001. Total credit loss expense for the year amounted to CHF 206 million, less than half the CHF 498 million experienced in 2001. This exceptionally strong performance in the fourth quarter is the net result of low requirements for

Allowances and provisions for credit risk

                                                                  UBS Wealth Management &    UBS Global
                                                                     Business Banking      Asset Management        UBS Warburg
CHF million                                                         -------------------   -------------------   -------------------
As at                                                               31.12.02    30.9.02   31.12.02    30.9.02   31.12.02    30.9.02
------------------------------------------------------------------------------------------------------------------------------------
Loans (gross)                                                        174,032    177,310        522        388     61,718     55,277
------------------------------------------------------------------------------------------------------------------------------------
Non-performing loans                                                   5,033      5,605          0          0        967      1,236
Other impaired loans                                                   3,340      3,538          0          0        996      1,238
------------------------------------------------------------------------------------------------------------------------------------
Total impaired loans                                                   8,373      9,143          0          0      1,963      2,474
------------------------------------------------------------------------------------------------------------------------------------
Allowances for non-performing loans                                    2,750      3,292          0          0        706        943
Allowances for other impaired loans                                      832        716          0          0        575        650
------------------------------------------------------------------------------------------------------------------------------------
Total allowances for impaired loans                                    3,582      4,008          0          0      1,281      1,593
------------------------------------------------------------------------------------------------------------------------------------
Other allowances and provisions                                          452        398          0          0        264        395
------------------------------------------------------------------------------------------------------------------------------------
Total allowances and provisions                                        4,034      4,406          0          0      1,545      1,988
====================================================================================================================================
of which country allowances and provisions                               515        518          0          0        221        351
------------------------------------------------------------------------------------------------------------------------------------

Ratios
Impaired loans as a % of gross loans                                     4.8        5.2                              3.2        4.5
------------------------------------------------------------------------------------------------------------------------------------
Non-performing loans as a % of gross loans                               2.9        3.2                              1.6        2.2
------------------------------------------------------------------------------------------------------------------------------------
Allowances and provisions for credit loss as a % of gross loans          2.3        2.5                              2.5        3.6
------------------------------------------------------------------------------------------------------------------------------------
Allowances for impaired loans as a % of impaired loans                  42.8       43.8                             65.3       64.4
------------------------------------------------------------------------------------------------------------------------------------
Allowances for non-performing loans as a % of non-performing loans      54.6       58.7                             73.0       76.3
====================================================================================================================================


                                                                       UBS PaineWebber       Corporate Center        UBS Group
CHF million                                                          -------------------  -------------------   -------------------
As at                                                                31.12.02    30.9.02  31.12.02    30.9.02   31.12.02    30.9.02
-----------------------------------------------------------------------------------------------------------------------------------
Loans (gross)                                                          12,857     13,114       241        197    249,370    246,286
-----------------------------------------------------------------------------------------------------------------------------------
Non-performing loans                                                       29         31         0          0      6,029      6,872
Other impaired loans                                                        0          0         0          0      4,336      4,776
-----------------------------------------------------------------------------------------------------------------------------------
Total impaired loans                                                       29         31         0          0     10,365     11,648
-----------------------------------------------------------------------------------------------------------------------------------
Allowances for non-performing loans                                        29         31         0          0      3,485      4,266
Allowances for other impaired loans                                         0          0         0          0      1,407      1,366
-----------------------------------------------------------------------------------------------------------------------------------
Total allowances for impaired loans                                        29         31         0          0      4,892      5,632
-----------------------------------------------------------------------------------------------------------------------------------
Other allowances and provisions                                            13         15         0          0        729        808
-----------------------------------------------------------------------------------------------------------------------------------
Total allowances and provisions                                            42         46         0          0      5,621      6,440
===================================================================================================================================
of which country allowances and provisions                                  0          0         0          0        736        869
-----------------------------------------------------------------------------------------------------------------------------------

Ratios
Impaired loans as a % of gross loans                                      0.2        0.2                             4.2        4.7
-----------------------------------------------------------------------------------------------------------------------------------
Non-performing loans as a % of gross loans                                0.2        0.2                             2.4        2.8
-----------------------------------------------------------------------------------------------------------------------------------
Allowances and provisions for credit loss as a % of gross loans           0.3        0.4                             2.3        2.6
-----------------------------------------------------------------------------------------------------------------------------------
Allowances for impaired loans as a % of impaired loans                  100.0      100.0                            47.2       48.4
-----------------------------------------------------------------------------------------------------------------------------------
Allowances for non-performing loans as a % of non-performing loans      100.0      100.0                            57.8       62.1
===================================================================================================================================

Actual credit loss expense / (recovery)

                                                      Quarter ended                 % change from            Year ended
                                            --------------------------------       ----------------    -------------------
CHF million                                 31.12.02     30.9.02    31.12.01       3Q02        4Q01    31.12.02   31.12.01
--------------------------------------------------------------------------------------------------------------------------
UBS Wealth Management &  Business Banking         60          60          88          0         (32)        241        123
UBS Warburg                                      (72)         30          23                                (35)       360
UBS PaineWebber                                    1          10           4        (90)        (75)         15         15
Corporate Center                                   0          (5)          0        100                     (15)         0
--------------------------------------------------------------------------------------------------------------------------
UBS Group                                        (11)         95         115                                206        498
==========================================================================================================================

new provisions and successful exposure reductions in Indonesia and Brazil, which led to significant recoveries of country provisions. Such outperformance is unlikely to continue, as the global credit environment shows little sign of improvement.

      UBS Wealth Management & Business Banking experienced a credit loss expense of CHF 60 million in fourth quarter 2002, unchanged from third quarter and below the CHF 88 million recorded in fourth quarter 2001. For the full year, credit loss expense amounted to CHF 241 million, compared to CHF 123 million in 2001. The annual increase is attributable to a gradual slowdown of the Swiss economic recovery, which resulted in a slight increase in new provision requirements, plus reduced recoveries compared to previous periods. Despite the increase compared to the previous year, we are pleased with the strong performance of our domestic credit business.

      Our strategy of reducing non-core international lending exposure, avoiding risk concentrations, as well as strong control mechanisms and credit culture has left UBS Warburg with a relatively low risk profile, helping it to weather the current difficult credit environment. In contrast to general market trends, UBS Warburg recorded a net recovery of CHF 72 million in fourth quarter 2002, compared to credit loss expense of CHF 30 million seen last


                                     12 & 13

Group Review
18 February 2003

UBS Group: Value at Risk (10 day 99% confidence)

                                                    Quarter ended 31.12.02                    Quarter ended 30.9.02
                                              -----------------------------------------      -------------------------------------
CHF million                    Limits          Min.       Max.      Average    31.12.02      Min.      Max.      Average   30.9.02
----------------------------------------------------------------------------------------------------------------------------------
Business Groups
UBS Warburg(1)                   450          243.7      389.6        295.0       310.0     226.4     323.2        284.0     278.0
UBS PaineWebber                   50           12.2       22.9         16.9        14.2      11.1      26.7         16.0      18.5
UBS Global Asset Management       30            7.0       13.1         10.2         8.6       7.5       9.0          8.1       7.6
UBS Wealth Management
  & Business Banking(2)           50            4.1        6.2          4.7         4.1       4.9       6.4          5.5       5.3
Corporate Center(3)              150           37.5       63.7         44.7        62.1      31.2      45.8         40.4      39.2
Reserve                          150
Diversification effect                             (4)        (4)     (75.0)      (86.6)         (4)       (4)     (69.8)    (73.7)
----------------------------------------------------------------------------------------------------------------------------------
Total                            600          247.9      373.9        296.5       312.4     234.4     326.9        284.2     274.9
==================================================================================================================================

(1) Includes UBS Warburg Energy. (2) Includes interest rate exposures in the banking books of the Private Banks. (3) Includes interest rate exposures in the banking book of Group Treasury. (4) As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

UBS Warburg - Corporate and Institutional Clients: Value at Risk (10 day 99% confidence)

                                                        Quarter ended 31.12.02                       Quarter ended 30.9.02
                                              -----------------------------------------      -------------------------------------
CHF million                                    Min.       Max.      Average    31.12.02      Min.      Max.      Average   30.9.02
------------------------------------------------------------------------------------------------------------------------------------
Risk type
Equities                                     165.2      293.0         195.4       178.3      148.6      215.8      185.3      197.8
Interest rates                               168.7      303.4         234.9       280.9      171.4      258.9      220.3      198.3
Foreign exchange                               6.2       62.2          25.3         9.6       22.3       60.6       44.8       43.8
Other (incl. energy)(1)                       10.3       31.5          15.9        12.6       10.5       78.5       28.2       19.5
Diversification effect                            (2)        (2)     (176.5)     (171.4)          (2)        (2)  (194.6)    (181.4)
------------------------------------------------------------------------------------------------------------------------------------
Total                                        243.7      389.6         295.0       310.0      226.4      323.2      284.0      278.0
====================================================================================================================================

(1) Includes energy risk from UBS Warburg Energy and precious metals risk. (2) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

quarter and CHF 23 million in fourth quarter 2001. For the year ending 31 December 2002, net recoveries reached CHF 35 million compared to credit loss expense of CHF 360 million the previous year. This exceptionally favorable development was in part helped by a substantial recovery of country provisions, following the repayment or sale of emerging markets exposures, which are now at historic lows.

      On 31 December 2002, UBS's gross loan portfolio was CHF 249 billion, up from CHF 246 billion on 30 September and down from CHF 262 billion on 31 December 2001. UBS Wealth Management & Business Banking's loan portfolio decreased by CHF 3.3 billion to CHF 174 billion on 31 December 2002. This was in part due to recoveries and reductions of impaired assets and in part to our continued policy of not compromising on asset quality or pricing. UBS Warburg's loan portfolio increased by CHF 6.4 billion to CHF 61.7 billion on 31 December 2002 from CHF 55.3 billion on 30 September. This was within the range of normal business variation and was mainly due to increases in short term, low risk assets. UBS Warburg's loan book of CHF 61.7 billion remained almost flat compared to 31 December 2001, as a reduction in non-core commercial loans was offset by an increase in short term money market deposits. The loan book of UBS PaineWebber remained fairly stable in fourth quarter, falling by 2% or CHF 257 million, mainly due to the decline of the US dollar.

      Total impaired loans for the Group, which stood at an historic low of CHF
10.4 billion on 31 December 2002, were down by CHF 4.2 billion or 29% from the level of CHF 14.6 billion on 31 December 2001. The relative quality of our loan book, as expressed by the ratio of impaired loans to total loans, continued to improve to 4.2% on 31 December 2002 from 4.7% on 30 September 2002 and 5.6% on 31 December 2001.

Market risk

      Market risk is incurred primarily through UBS's trading activities, which are centered in the Business Group UBS Warburg.

      Market risk for UBS Warburg, as measured by the 10-day 99% confidence level Value at Risk (VaR), increased, ending the quarter at CHF 310 million on 31 December 2002 compared with CHF 278 million on 30 September 2002. Average VaR utilization over the quarter was CHF 295 million compared with CHF 284 million in the third quarter. The overall increase in VaR came mainly from interest rate products, which together with equity products, remain the predominant risk drivers.

      With markets remaining volatile and unpredictable, UBS Warburg continued to closely watch its risk profile. Opportunities have arisen in the quarter and have been taken, although we continue to avoid risk concentrations and to hedge tail risk.

      With difficult conditions throughout the energy sector, exposure in UBS Warburg Energy remains minimal.

      The quality of the VaR model is continuously monitored by backtesting - comparing actual revenues arising from closing positions (i.e. excluding intra-day revenues, fees and commissions) with the 1-day VaR calculated on these positions. The graph on this page shows these daily revenues and the corresponding 1-day VaR over the last 12 months. The 10-day VaR, which is the basis of the limits and exposures in the tables on page 14, is also shown in the graph on this page for information. Revenues over this period were within the range predicted by the VaR model.

                                [CHART OMITTED]

      UBS also routinely assesses potential stress loss against a standard set of forward-looking scenarios. Stress events modeled in our standard scenarios include crises in equity markets, emerging markets, interest rates and corporate bonds. These scenarios are kept under constant review and fine-tuned as necessary. We also monitor our positions against more specific scenarios that target individual sectors or are based on current concerns. Stress loss development closely followed VaR development over the quarter with higher average utilization compared to last quarter. The maximum utilization coincided with the peak in VaR, but remained within limits.

Capital management

We remain committed to being one of the best-capitalized financial services firms in the world and will therefore continue to manage our balance sheet prudently. This clear focus and our ongoing strong cash flow generation helped us to keep our BIS Tier 1 ratio at a high level while

BIS Capital and Ratios

                                                                                                            % change from
CHF million, except where indicated                                                                     ----------------------
As at                                                31.12.02           30.9.02          31.12.01       30.9.02       31.12.01
------------------------------------------------------------------------------------------------------------------------------
Risk-weighted assets                                  238,790           245,564           253,735            (3)            (6)
------------------------------------------------------------------------------------------------------------------------------
BIS Tier 1 capital                                     27,047            28,527            29,322            (5)            (8)
of which hybrid Tier 1 capital(1)                       3,182             3,396             3,848            (6)           (17)
BIS total capital                                      33,009            34,854            37,471            (5)           (12)
------------------------------------------------------------------------------------------------------------------------------
BIS Tier 1 capital ratio (%)                             11.3              11.6              11.6
of which hybrid Tier 1 capital (%)(1)                     1.3               1.4               1.5
BIS total capital ratio (%)                              13.8              14.2              14.8
==============================================================================================================================

(1) Trust preferred securities

Group Review
18 February 2003

UBS Shares and Market Capitalization

                                                                                                            % change from
Number of shares, except where indicated                                                                ----------------------
As at                                                31.12.02           30.9.02          31.12.01       30.9.02       31.12.01
------------------------------------------------------------------------------------------------------------------------------
Total ordinary shares issued                    1,256,297,678     1,254,852,158     1,281,717,499             0             (2)
Second trading line treasury shares
   2001 program                                                                       (23,064,356)
   2002 first program                             (67,700,000)      (62,811,279)
   2002 second program                             (6,335,080)
------------------------------------------------------------------------------------------------------------------------------
Shares outstanding for market capitalization    1,182,262,598     1,192,040,879     1,258,653,143            (1)            (6)
------------------------------------------------------------------------------------------------------------------------------
Share price (CHF)                                       67.20             61.30             83.80            10            (20)
------------------------------------------------------------------------------------------------------------------------------
Market capitalization (CHF million)                    79,448            73,072           105,475             9            (25)
==============================================================================================================================
Total treasury shares                              97,181,094        68,752,679        41,254,951            41            136
------------------------------------------------------------------------------------------------------------------------------

continuing our share buyback programs.

      Our Tier 1 capital ratio declined to 11.3% on 31 December 2002 from 11.6% on 30 September 2002. Risk-weighted assets dropped by 3% in the period from CHF 246 billion to CHF 239 billion, mainly reflecting the fall in the US dollar against the Swiss franc. Our Tier 1 capital, however, fell more than risk-weighted assets, dropping 5% to CHF 27.0 billion from CHF 28.5 billion in the period, reflecting the PaineWebber brand writedown, the weakening of the US dollar against the Swiss franc, and our ongoing share buyback program.

Buyback program

In the fourth quarter we bought 6,335,080 shares for an average price of CHF
65.74 under our second 2002 share buyback program and 4,888,721 shares for an average price of CHF 59.47 under our first 2002 program which we completed on 8 October 2002. This brings the total purchased under both programs to 74,035,080 shares for a total value of CHF 5.4 billion. The second program, which will run until 5 March 2003, allows us to purchase shares for a maximum of CHF 3 billion. All shares repurchased under these programs will be canceled by the Annual General Meeting in April 2003, and cannot be reissued.

      Due to our strong capitalization, the Board of Directors has decided to launch a new share buyback program with a maximum buyback limit of CHF 5 billion, which is to start on 6 March 2003 and will run until 5 March 2004.

Treasury shares

IFRS require a company that holds its own shares for trading or non-trading purposes to record those shares as treasury shares and deduct them from shareholders' equity.

      Our holding of our own shares increased from 68,752,679 or 5.5% of shares issued, on 30 September 2002, to 97,181,094 shares, or 7.7% of shares issued, on 31 December 2002, reflecting the additional shares we bought under our buyback programs and shares purchased to fund our employee share option programs.

      Of these treasury shares, 74,035,080 shares were purchased under the two 2002 buyback programs. The remaining 23,146,014 shares were held for general treasury purposes, including coverage of employee share and option programs, and for market making activities by UBS Warburg. UBS Warburg acts as a market maker in UBS shares as well as derivatives related to those shares and may hold a significant amount of UBS shares as a hedge for derivatives issued to retail and institutional investors. Changes in the trading approach can lead to fluctuations in the size of our direct holding of UBS shares.

Dividend

For 2002, we plan to pay a normal dividend to our shareholders after having made use of the possibility to make a tax efficient distribution in 2000 (for the fourth quarter only) and 2001 in the form of par value reductions.

      The Board of Directors will recommend at the Annual General Meeting on 16 April 2003 that UBS should pay a dividend of CHF 2.00 per share for the 2002 financial year, a level on par with last year's CHF 2.00 distribution.

      If the dividend is approved, the ex-dividend date will be 17 April 2003, with payment on 23 April 2003 for shareholders of record on 16 April 2003.

Change in equity investment approach

In the past our equity has been predominantly invested in Swiss francs. However, our non-Swiss activities have expanded significantly in the last five years, and the currencies of our balance sheet assets are now more diversified. A significant depreciation of the Swiss franc against these currencies would therefore result in a deterioration of our BIS Tier 1 ratio. We have therefore decided to adopt a new equity investment approach more in line with our business portfolio. In future, our equity will be diversified into Swiss francs, US dollars, euros and sterling in proportion to our risk-weighted assets in these four main currencies, by investing directly in the capital of subsidiaries and branches denominated in these currencies. The current match funding (or structural hedging) of equity investments in consolidated subsidiaries and branches will be progressively terminated. This will create structural foreign currency exposures, the gains or losses on which will be recorded through equity and will therefore lead to fluctuations in the Group's capital base in line with the fluctuations in risk-weighted assets, thereby protecting the BIS Tier 1 capital ratio. The financial transactions to achieve this structure were started in fourth quarter 2002. The first significant impact on our capital base can be expected in first quarter 2003 (depending on the size of currency moves against the Swiss franc). Further equity investments will follow in the course of 2003. We believe that complete BIS Tier 1 ratio protection will be achieved towards the end of 2003 when the target currency mix of invested equity should be in place.

UBS Wealth Management & Business Banking
18 February 2003

UBS Wealth Management & Business Banking

[PHOTO OMITTED]
Georges Gagnebin
Chairman UBS Wealth Management & Business Banking

[PHOTO OMITTED]
Marcel Rohner
CEO UBS Wealth Management & Business Banking

In fourth quarter 2002, Private Banking's pre-tax profit was CHF 586 million, a 9% decline from the third quarter. Business Banking Switzerland's profit before tax was CHF 454 million in fourth quarter, down 7% from the third quarter. Private Banking continues to attract net new money with further strong inflows in our European wealth management initiative. In Business Banking Switzerland, operating expenses fell 11%, to their lowest level since 1999.

--------------------------------------------------------------------------------
Business Group reporting

                                                                  Quarter ended             % change from         Year ended
                                                         --------------------------------   -------------    --------------------
CHF million, except where indicated                      31.12.02     30.9.02    31.12.01   3Q02     4Q01    31.12.02    31.12.01
---------------------------------------------------------------------------------------------------------------------------------
Income                                                      2,987       3,177       3,254     (6)      (8)     12,773(1)   13,488
Credit loss expense(2)                                        (64)        (75)       (128)   (15)     (50)       (314)       (604)
---------------------------------------------------------------------------------------------------------------------------------
Total operating income                                      2,923       3,102       3,126     (6)      (6)     12,459      12,884
---------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                          1,197       1,216       1,141     (2)       5       4,810       4,825
General and administrative expenses                           528         621         646    (15)     (18)      2,317       2,434
Depreciation                                                  125         109         162     15      (23)        480         616
Amortization of goodwill and other intangible assets           33          25          26     32       27         111         109
---------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                    1,883       1,971       1,975     (4)      (5)      7,718       7,984
---------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                       1,040       1,131       1,151     (8)     (10)      4,741       4,900
=================================================================================================================================
Business Group performance before tax and goodwill(3)       1,073       1,156       1,177     (7)      (9)      4,852       5,009

Additional information
Regulatory equity allocated (average)                       8,650       8,850       8,950     (2)      (3)
Cost/income ratio (%)(4)                                       63          62          61                          60          59
Cost/income ratio before goodwill (%)(3, 4)                    62          61          60                          60          58
=================================================================================================================================

(1) Excludes significant financial event: gain on disposal of Hyposwiss of CHF 155 million. (2) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). (3) Excludes the amortization of goodwill and other intangible assets. (4) Operating expenses/operating income before credit loss expense.

Private Banking

Business Unit reporting

                                                               Quarter ended           % change from       Year ended
                                                       ------------------------------  -------------   -------------------
CHF million, except where indicated                    31.12.02   30.9.02    31.12.01   3Q02    4Q01   31.12.02   31.12.01
--------------------------------------------------------------------------------------------------------------------------
Income                                                   1,706      1,752      1,875      (3)    (9)    7,279(1)     7,696
Credit loss expense(2)                                     (10)        (4)        (9)    150     11       (28)         (37)
--------------------------------------------------------------------------------------------------------------------------
Total operating income                                   1,696      1,748      1,866      (3)    (9)    7,251        7,659
--------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                         514        526        496      (2)     4     2,083        1,947
General and administrative expenses                        526        524        543       0     (3)    2,158        2,038
Depreciation                                                37         29         47      28    (21)      125          151
Amortization of goodwill and other intangible assets        33         25         26      32     27       111          109
--------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                 1,110      1,104      1,112       1      0     4,477        4,245
--------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                       586        644        754      (9)   (22)    2,774        3,414
==========================================================================================================================
Business unit performance before tax and goodwill(3)       619        669        780      (7)   (21)    2,885        3,523

KPI's
Invested assets (CHF billion)                              688        701        791      (2)   (13)
Net new money (CHF billion)(4)                             3.1        9.3        3.7                     16.6         24.6
--------------------------------------------------------------------------------------------------------------------------
Gross margin on invested assets (bps)(5)                    98         98         98       0      0        98           97
--------------------------------------------------------------------------------------------------------------------------
Cost/income ratio (%)(6)                                    65         63         59                       62           55
Cost/income ratio before goodwill (%)(3, 6)                 63         62         58                       60           54
Cost/income ratio before goodwill
and excluding the European wealth
management initiative (%)(3, 6)                             55         54         52                       53           48
--------------------------------------------------------------------------------------------------------------------------
Client advisors (full-time equivalents)                  3,291      3,271      3,043       1      8
==========================================================================================================================

Private Banking - International Clients
Income                                                   1,220      1,263      1,351      (3)   (10)    5,229(1)      5,498
--------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                              493        502        555      (2)   (11)
Net new money (CHF billion)(4)                             2.7        9.8        3.0                     19.1         23.2
--------------------------------------------------------------------------------------------------------------------------
Gross margin on invested assets (bps)(5)                    98        100        100      (2)    (2)      100           99
--------------------------------------------------------------------------------------------------------------------------

European wealth management initiative
(part of Private Banking - International Clients)
Income                                                      47         47         32       0     47       186          140
--------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                               28         27         16       4     75
Net new money (CHF billion)(4)                             2.0        2.5        1.7                      7.6          5.6
--------------------------------------------------------------------------------------------------------------------------
Client advisors (full-time equivalents)                    551        547        370       1     49
--------------------------------------------------------------------------------------------------------------------------
Private Banking - Swiss Clients
Income                                                     486        489        524      (1)    (7)    2,050        2,198
--------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                              195        199        236      (2)   (17)
Net new money (CHF billion)(4)                             0.4       (0.5)       0.7                     (2.5)         1.4
--------------------------------------------------------------------------------------------------------------------------
Gross margin on invested assets (bps)(5)                    99         94         92       5      8        95           92
--------------------------------------------------------------------------------------------------------------------------

                                                                                        % change from
Additional information                                                                  -------------
As at                                                  31.12.02   30.9.02    31.12.01   3Q02    4Q01
--------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                                836        846        949      (1)   (12)
Regulatory equity allocated (average)                    2,850      3,050      3,350      (7)   (15)
Headcount (full-time equivalents)                       10,488     10,482     10,249       0      2
--------------------------------------------------------------------------------------------------------------------------

(1) Excludes significant financial event: gain on disposal of Hyposwiss of CHF 155 million.

(2) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).

(3)   Excludes the amortization of goodwill and other intangible assets.

(4)   Excludes dividend and interest income.

(5)   Annualized income/average invested assets.

(6)   Operating expenses/operating income before credit loss expense.

UBS Wealth Management & Business Banking
18 February 2003

Key performance indicators

Net new money in fourth quarter 2002 was CHF 3.1 billion, the second highest quarterly inflow of the year. Although below the exceptionally high inflow recorded in the third quarter, it was a good result in market conditions which were far from encouraging for individual investors. The net new money inflow into our European wealth management initiative remained strong at CHF 2.0 billion. Swiss clients invested CHF 0.4 billion in the fourth quarter, the first positive inflow since fourth quarter 2001.

                              [BAR GRAPH OMITTED]

      For the full year, net new money inflows totaled CHF 16.6 billion, down from the 2001 result of CHF 24.6 billion. When excluding the net outflow of over CHF 8 billion related to the Italian tax amnesty, the net new money result was essentially unchanged. International clients invested net new money of CHF 19.1 billion in 2002, down by only CHF 4.1 billion from a year earlier despite the Italian amnesty. This excellent underlying result in these difficult markets was due to the continued success of our European wealth management initiative and significant inflows from clients in Asia and the Americas.

                              [BAR GRAPH OMITTED]

      Invested assets on 31 December 2002 were CHF 688 billion, down CHF 13 billion from 30 September 2002, reflecting the impact of the US dollar's decline against the Swiss franc. Some 38% of Private Banking's invested assets are denominated in US dollars.

      Gross margin on invested assets remained stable at 98 basis points in fourth quarter 2002. The split remained unchanged with 72% of the margin based on recurring revenue and 28% transactional.

                              [BAR GRAPH OMITTED]

      The pre-goodwill cost/income ratio, at 63% in fourth quarter 2002, increased by one percentage point from third quarter 2002, reflecting lower recurring revenues due to the strong decline in underlying assets. Excluding the European wealth management initiative, our cost/income ratio increased by one percentage point to 55%.

                              [BAR GRAPH OMITTED]

European wealth management

Net new money was CHF 2.0 billion in fourth quarter 2002, down slightly from the record CHF 2.5 billion in third quarter but still the second highest level since the initiative was launched in 2001. Income of CHF 47 million was stable in the fourth quarter despite the persistently difficult market environment. For the full year net new money inflows into our domestic European network totaled CHF 7.6 billion, up 36% from last year's intake of CHF 5.6 billion. This inflow reflects an annual growth rate of net new money of 48%.

                              [BAR GRAPH OMITTED]

      We hired a total of 181 client advisors in 2002 bringing the total at 31 December 2002 to 551. We remain committed to grow our presence in our European target markets and will continue to invest in qualified advisory staff at a rate determined by the market environment and business opportunities.

                              [BAR GRAPH OMITTED]

Branch openings

The fourth quarter saw the opening of two new branch offices, bringing the total of new openings this year to six. Our Italian branch network was extended to five offices in October by the opening of a new branch in Naples. In November, we opened a new branch in Lille, France.

Initiatives and achievements

Business awards

During the fourth quarter, our business won a series of awards. In October, New York-based Global Finance, a monthly journal, gave us the distinction of being the world's best private bank in its annual survey of the world's best banks.

      Also, in December we won FinanceAsia's 2002 Achievement Awards as the best private bank in the region. It was the fourth time we have won the award since its launch in 1996.

UBS Optimus Foundation turns three

The UBS Optimus Foundation, which helps our clients contribute to charity, celebrated its third anniversary in December. The idea behind the foundation is that it should give clients the comfort of knowing that the money they donate is being directly spent on charitable or research projects that UBS evaluates closely and believes in.

      Since its launch, the foundation has concentrated its investments on projects that particularly focus on children. The total number of projects funded by the foundation is now twelve, and they are divided into the categories of children and talents, and medical research. One project, for example, aims to re-integrate Brazil's street children in society while another helps finance a Swiss cancer research project.

      Clients can contribute in a number of different ways to the project of their choice. They can make a direct donation to the foundation, or invest in a specially designed investment fund where the client's annual income, and all UBS's fees and commissions are automatically donated to Optimus projects. Every contribution a client makes, either directly or through the fund, is sent to the projects in full as all administrative costs of the foundation are borne by UBS.

      In the three years that the foundation has existed, it has become an increasingly important part of the services our client advisors can offer, receiving CHF 4.3 million from UBS clients in 2002.

Investment performance

UBS Strategy Funds reported strong results in the fourth quarter 2002, resuming a strong outperformance versus peer funds after underperformance in the third quarter.

UBS Wealth Management & Business Banking
18 February 2003

      Global equity markets generally recovered in October and November although uncertainty about the global economic recovery and the risks of a war in the Middle East persisted. Fixed income markets benefited from the prevailing uncertainty, the low rates of inflation and the generally loose monetary stance of central banks worldwide.

      The graph below illustrates how pure equity funds saw, in absolute terms, a strongly positive performance in the fourth quarter - in line with global equity market developments. Bond-only funds produced lower but still positive absolute returns. In absolute terms, US dollar denominated funds reported the best performance because of their weighting towards US equity markets, which outperformed their European and Swiss counterparts. Our overall performance was somewhat negatively affected by our asset allocation choices, which were slightly tilted towards bonds. In contrast, our currency strategy and market selection drove the overall outperformance.

Results

Private Banking's full-year 2002 pre-tax profit, at CHF 2,774 million, fell 19% from 2001 due to the steep decline in asset-based revenues which was not fully compensated by cost reductions as we continue to invest in our European wealth management initiative. Personnel as well as general and administrative expenses increased due to this strategic initiative.

      In fourth quarter 2002, Private Banking's profit before tax decreased by 9% to CHF 586 million because of a fall in asset-based revenues, reflecting the lower invested asset base due to the equity market deterioration earlier in 2002.

                              [BAR GRAPH OMITTED]

Operating income

Total operating income, at CHF 1,696 million in fourth quarter 2002, was down 3% from third quarter. Both non-recurring transaction revenues and recurring asset-based revenues fell from third quarter levels. Despite some recovery in equity markets, the asset base continued to decline overall because of the weakening of the US dollar. The share of recurring revenues to total income, at 72%, remained unchanged from third quarter.

Operating expenses

Total operating expenses, at CHF 1,110 million in fourth quarter 2002 increased slightly by 1% from third quarter due to slightly higher non-personnel related expenses. Personnel expenses fell by 2% to CHF 514 million in fourth quarter 2002 from CHF 526 million in third quarter 2002 because of lower performance-related compen-

                              [BAR GRAPH OMITTED]
sation reflecting declining revenue. General and administrative expenses remained almost unchanged at CHF 526 million in fourth quarter, reflecting our strict cost control measures. In fourth quarter, depreciation increased to CHF 37 million from CHF 29 million in third quarter mainly due to higher charges for IT equipment.

Headcount

Headcount, at 10,488 on 31 December 2002, was almost unchanged from 30 September 2002. In comparison with year-end 2001, this is an increase of 239, and mainly due to the hiring of experienced client advisors for the build-up of our wealth management activities in Europe.

Outlook

UBS Private Banking produced solid results in 2002 given the difficult financial markets. Despite the outflows related to the Italian tax amnesty and the adverse market and economic environment, the healthy rate of net new money inflows demonstrates the value and confidence that our clients place in UBS's investment advice and private banking services.

                              [BAR GRAPH OMITTED]

      We will continue to tightly manage costs and our performance in the short term will strongly depend on prevailing market conditions. Market levels will have a direct impact on asset-based fees while transaction revenues remain heavily linked to investor confidence. There is a great deal of long-term potential in the wealth management market and we will continue to systematically build up our domestic presence in the five key countries targeted by our European wealth management initiative.

UBS Wealth Management & Business Banking
18 February 2003

Business Banking Switzerland

Business Unit reporting

                                                                 Quarter ended               % change from           Year ended
                                                        --------------------------------    ----------------   --------------------
CHF million, except where indicated                     31.12.02     30.9.02    31.12.01    3Q02        4Q01   31.12.02    31.12.01
-----------------------------------------------------------------------------------------------------------------------------------
Income                                                     1,281       1,425       1,379     (10)         (7)     5,494       5,792
Credit loss expense(1)                                       (54)        (71)       (119)    (24)        (55)      (286)       (567)
-----------------------------------------------------------------------------------------------------------------------------------
Total operating income                                     1,227       1,354       1,260      (9)         (3)     5,208       5,225
-----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                           683         690         645      (1)          6      2,727       2,878
General and administrative expenses                            2          97         103     (98)        (98)       159         396
Depreciation                                                  88          80         115      10         (23)       355         465
Amortization of goodwill and other intangible assets           0           0           0                              0           0
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                     773         867         863     (11)        (10)     3,241       3,739
-----------------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                         454         487         397      (7)         14      1,967       1,486
===================================================================================================================================
Business unit performance  before tax and goodwill(2)        454         487         397      (7)         14      1,967       1,486
KPI's
Invested assets (CHF billion)                                205         202         215       1          (5)
Net new money (CHF billion)(3)                              (2.7)        4.3         0.4                            3.7         9.2
-----------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio (%)(4)                                      60          61          63                             59          65
Cost/income ratio before goodwill (%)(2, 4)                   60          61          63                             59          65
-----------------------------------------------------------------------------------------------------------------------------------
Non-performing loans /  gross loans outstanding (%)          3.6         4.0         4.8
Impaired loans/gross loans outstanding (%)                   6.0         6.5         7.7
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                             % change from           Year ended
Additional information                                                                      ----------------   --------------------
As at or for the period ended                           31.12.02     30.9.02    31.12.01    3Q02        4Q01   31.12.02    31.12.01
-----------------------------------------------------------------------------------------------------------------------------------
Deferred releases included in credit loss expense(1)          70          61          44      15          59        240         115
Client assets (CHF billion)                                  494         504         544      (2)         (9)
Regulatory equity allocated (average)                      5,800       5,800       5,600       0           4
Headcount (full-time equivalents)                         18,442      18,942      19,220      (3)         (4)
-----------------------------------------------------------------------------------------------------------------------------------

(1) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). Deferred releases represent amortization of historical differences between actual credit losses and actuarial expected loss (for more information, please refer to pages 34-35 of the UBS Financial Report 2001). (2) Excludes the amortization of goodwill and other intangible assets. (3) Excludes dividend and interest income. (4) Operating expenses/operating income before credit loss expense.

Key performance indicators

Business Banking Switzerland's invested assets were CHF 205 billion on 31 December 2002, a 1% increase from third quarter 2002, due to market recovery and our asset allocation mix with 70% of assets denominated in Swiss francs. Net new money was a negative CHF 2.7 billion in fourth quarter, mainly due to a small number of large outflows from corporate client accounts - a business traditionally subject to volatile inflows and outflows.

      The cost/income ratio decreased in fourth quarter by one percentage point to 60% as lower revenues were more than matched by cost control measures. For full year 2002, the cost/ income ratio was a record low 59%, 6 percentage points below the previous year's ratio of 65%, reflecting the drop in total operating expenses to the lowest level since the 1998 UBS-SBC merger.

                              [BAR GRAPH OMITTED]

      Business Banking Switzerland's loan portfolio, at CHF 139.5 billion on 31 December 2002, was down CHF 1.3 billion from the level on 30 September 2002. The recovery portfolio, at CHF 8.6 billion on 31 December 2002, declined from CHF
9.4 billion on 30 September 2002. This positive development was also reflected in the key credit quality ratios: the non-performing loan ratio declined to 3.6% from 4.0% in the third quarter, while the ratio of impaired loans to gross loans saw a further improvement, falling to 6.0% from 6.5%.

                              [BAR GRAPH OMITTED]

      In fourth quarter 2002, Business Banking Switzerland's net interest income fell in comparison to last quarter mainly due to lower investment interest margins on savings and cash accounts. In addition, the lower US dollar led to a decline in the Swiss franc value of US dollar interest rate revenues. On a positive note, the volume of mortgages increased.

Initiatives and achievements

Strategic Project Portfolio

Our strategic project portfolio which groups our most important initiatives, is aimed at enhancing revenues and controlling costs by improving processes, products and distribution methods.

      After the successful launch of UBS Service Line for small and medium-sized enterprises, we are now in the process of launching a similar telephone information service for private clients. With it, private clients will have 24 hour a day telephone access to personal advisory services as well as the ability to make transaction and balance inquiries.

      The service, available to all private individuals with a UBS account, aims to give clients who either are not comfortable working with personal computers or do not have internet access many of the conveniences that e-banking provides. When clients dial the number, they will be able to call up their account balance, their latest transactions, carry out transfers between accounts, and find current share prices as well as foreign exchange rates. An interesting feature of the service is the ability to have account balances, share prices and currency information sent to mobile telephones via SMS (Short Messaging
System).

      More importantly, when they call, clients will also be able to get through to one of our Service Line Client Advisors, available 24 hours a day, 7 days a week. As our client advisors have access to relevant client information, they are in

UBS Wealth Management & Business Banking
18 February 2003

a position to promptly offer cash and securities account information. They will also be able to advise clients on matters relating to personal assets or retirement options, supply information on UBS services and products and help a client find a solution fitting his or her need.

      The new service will help us to more efficiently handle the over 2 million calls made by private clients every year. It will also lighten the standard workload performed by client advisors working in branches, allowing them to focus on more complex matters such as providing comprehensive investment solutions and advice to their clients.

      A pilot version of the planned service has been successfully rolled out in the region of Basel, with the full introduction of the service throughout Switzerland expected in early May.

Results

In 2002, full-year pre-tax profit was a record CHF 1,967 million, up 32% from 2001, achieved despite declining revenues in difficult market conditions, and evidence both of the continued tight management of our cost base and of lower credit loss expenses. Personnel expenses dropped due to lower performance-related compensation as well as a drop in headcount whereas general and administrative expenses reached a post-merger low.

                              [BAR GRAPH OMITTED]

      In fourth quarter 2002, Business Banking Switzerland reported a pre-tax profit of CHF 454 million, down by 7% from third quarter as the decline in revenues was not fully offset by lower costs. The fourth quarter result, although lower than the other three quarters of 2002, was still considerably higher than all the quarterly results achieved in 2000 or 2001.

Operating income

      Fourth quarter operating income was CHF 1,227 million, down 9% from third quarter. The third quarter result benefited from a net gain from the divestment of our Clearstream participation. Net interest income declined in fourth quarter 2002 because of the pressure experienced on interest margins for savings and cash accounts in the very low interest rate environment. This fall was not fully offset by a decline in credit loss expenses, falling to a record low of CHF 54 million in the quarter, down 24% from CHF 71 million in third quarter.

--------------------------------------------------------------------------------
Success through partnership

Few delegates could have missed the UBS exhibition stand at SIBOS (Swift International Banking Operations Seminar), the world's leading financial conference and trade fair, held in September 2002. Sponsored by all three business groups with activities in Switzerland, the stand provided an elegant visual representation of UBS's positioning as the bank for banks.

      Launched in 2001, the "UBS. The Bank for Banks" program offers a range of products, services, and integrated solutions from three business groups, namely UBS Wealth Management & Business Banking, UBS Warburg, and UBS Global Asset Management. The program focuses on offering state-of-the-art wholesale banking services to third party banks, allowing us to optimize the utilization of our existing infrastructure. Banking clients that lack scale are able to outsource activities and benefit from UBS's wide-ranging expertise.

      Evidence that the initiative has caught on with clients became increasingly apparent in the fourth quarter. Electronic tools continued to grow in popularity with significant increases in e-ratios (electronic transactions as a proportion of the total) for foreign exchange and equities. Fully automated transaction rates (called "straight-through processing" in the industry) are now approaching 100% for electronically received trades, generating significant cost savings.

      UBS continues to be selected as a provider of choice for Continuous Linked Settlement (real-time settlement of foreign exchange trades) and related third party services, displaying leadership in this important service niche.
--------------------------------------------------------------------------------

Operating expenses

Operating expenses fell 11% from CHF 867 million in the third quarter to CHF 773 million in fourth quarter. This is the lowest level since the UBS-SBC merger. General and administrative expenses as well as personnel expenses were lower than a quarter earlier.

      Personnel expenses dropped 1% to CHF 683 million in the fourth quarter 2002 from the third. General and administrative expenses fell to a low of CHF 2 million in this quarter from CHF 97 million in third quarter, which was impacted by exceptional liability risk provisions. Overall, the very low level of general and administrative expenses is explained by the integrated business model of UBS through which Business Banking Switzerland provides a significant number of services to other business units of the Group, mainly Private Banking. In accounting terms, the costs for these services are charged to the receiving unit as general and administrative expenses, offset by lower general and administrative expenses in the provider unit.

      Depreciation increased for the first time since second quarter 2001 to CHF 88 million in fourth quarter, CHF 8 million higher than in third quarter, reflecting higher depreciation charges for information technology equipment.

Headcount

                              [BAR GRAPH OMITTED]

Business Banking Switzerland's headcount was 18,442 on 31 December 2002, a decline of 500 from 30 September 2002. Compared to the 19,220 employees on our payroll on 31 December 2001, it represents a decline of 778 or 4% as we continued to streamline processes and structures.

Outlook

We will continue to manage our cost base in line with revenue developments, which should help us maintain satisfactory performance despite the weak market environment. We are determined to continue to deliver profitability at levels comparing favorably to our peers in the retail and commercial banking sector.

UBS Global Asset Management
18 February 2003

UBS Global Asset Management

[PHOTO OMITTED]
John A. Fraser
Chairman and CEO
UBS Global Asset Management

Pre-tax profit in fourth quarter 2002 was CHF 27 million, up slightly from CHF 26 million in third quarter. The increase is attributable to seed capital gains at O'Connor and increased performance fees. At the same time, operating expenses rose because of higher severance costs and leasing charges.

Business Group reporting

                                                                  Quarter ended               % change from          Year ended
                                                                  -------------               -------------          ----------
CHF million, except where indicated                      31.12.02     30.9.02    31.12.01    3Q02        4Q01    31.12.02   31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Institutional fees                                            229         182         290      26         (21)        899      1,174
Wholesale Intermediary fees                                   247         248         272       0          (9)      1,054      1,044
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                                        476         430         562      11         (15)      1,953      2,218
------------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                            234         210         230      11           2         946      1,038
General and administrative expenses                           140         122         171      15         (18)        513        569
Depreciation                                                   13           8          16      63         (19)         37         46
Amortization of goodwill and  other intangible assets          62          64          73      (3)        (15)        270        286
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                      449         404         490      11          (8)      1,766      1,939
------------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                          27          26          72       4         (63)        187        279
====================================================================================================================================
Business Group performance before tax and goodwill(1)          89          90         145      (1)        (39)        457        565

KPI's
Cost/income ratio (%)(2)                                       94          94          87                              90         87
Cost/income ratio before goodwill (%)(1, 2)                    81          79          74                              77         75
====================================================================================================================================

Institutional
Invested assets (CHF billion)                                 279         279         328       0         (15)
Net new money (CHF billion)(3)                                2.4        (3.2)        2.4                            (0.6)       6.2
Gross margin on invested assets (bps)(4)                       33          25          36      32          (8)         29         37
====================================================================================================================================

Wholesale Intermediary
Invested assets (CHF billion)                                 278         288         344      (3)        (19)
Net new money (CHF billion)(3)                               (0.2)        1.3         6.8                            (1.8)      28.7
Gross margin on invested assets (bps)(4)                       35          34          33       3           6          34         32
====================================================================================================================================

Additional information                                                                        % change from
                                                                                             ----------------
As at                                                    31.12.02     30.9.02    31.12.01    3Q02        4Q01
------------------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                                   557         567         672      (2)        (17)
Regulatory equity allocated (average)                       1,600       1,650       1,950      (3)        (18)
Headcount (full-time equivalents)                           3,346       3,344       3,281       0           2
------------------------------------------------------------------------------------------------------------------------------------

(1) Excludes the amortization of goodwill and other intangible assets. (2) Operating expenses/operating income. (3) Excludes interest and dividend income.
(4) Annualized income/average invested assets.

Key performance indicators

The pre-goodwill cost/income ratio was 81% in fourth quarter 2002, up slightly from 79% in third quarter. While improved market conditions in the fourth quarter resulted in higher revenue, operating expenses also rose. This was due to higher severance costs and increased general and administrative expenses due to an increase in IT and advertising expenses, and provisions related to unoccupied premises not yet sublet.

                              [BAR GRAPH OMITTED]

Institutional

Institutional invested assets, at CHF 279 billion on 31 December 2002, were unchanged from their level on 30 September 2002. In the fourth quarter, the positive impact of net new money inflows and rebounding financial markets on invested assets were offset by the negative impact from the US dollar's significant weakening against the Swiss franc while, for the whole of 2002, invested assets were negatively impacted by the declines seen in financial markets during the year as well as negative currency impacts.

      In fourth quarter 2002, net new money inflows totaled CHF 2.4 billion, compared to outflows of CHF 3.2 billion recorded in third quarter. Fixed income and equities experienced strong inflows globally, partially offset by outflows in alternative and real estate investments in the US.

      For full year 2002, the outflow of net new money was CHF 0.6 billion. This is a disappointing figure compared to the net new money inflow of CHF 6.2 billion recorded in 2001. Strong inflows into equity mandates were more than offset by outflows from alternative asset and fixed income mandates.

      The gross margin improved 8 basis points to 33 basis points in fourth quarter 2002, up from 25 basis points in third quarter 2002. The increase was primarily attributable to seed capital gains at O'Connor and higher performance fees, many of which are collected in the fourth quarter.


                              [BAR GRAPH OMITTED]

                              [BAR GRAPH OMITTED]

Wholesale Intermediary

Invested assets stood at CHF 278 billion on 31 December 2002, down from CHF 288 billion on 30 September 2002. The decline in the fourth quarter was primarily the result of negative currency impacts.

World markets suffered a third straight year of poor performance. In addition, rising geopolitical concerns as well as corporate accounting scandals further continued to depress market conditions. Against this background, net new money was negative CHF 0.2 billion in fourth quarter 2002 compared to a positive inflow of CHF 1.3 billion in the third quarter, primarily due to outflows from fixed income and money market funds. Our alternative investment and asset allocation products in Europe, Asia and GAM, however, each reported positive net new money in fourth quarter 2002. For full year 2002, the outflow of net new money was CHF 1.8 billion compared to an inflow of CHF

UBS Global Asset Management
18 February 2003

28.7 billion in 2001. This was largely due to outflows of CHF 7.0 billion from money market funds, primarily in the Americas. The outflow was largely offset by strong inflows of CHF 3.2 billion into equity and alternative mandates as well as an inflow of CHF 3.0 billion into GAM.

      The fourth quarter gross margin rose to 35 basis points from 34 basis points in the third quarter as a result of the asset mix improving towards higher margin asset classes.

Money market sweep accounts

The bulk of assets in our US wholesale intermediary money market business, totaling CHF 60 billion on 31 December, 2002, represent the cash portion of client accounts at UBS PaineWebber. As these are the only money market funds used for investing the cash in client accounts, the funds experience large inflows and outflows as investments are made in or redeemed from securities investments, thereby increasing the volatility of our net new money data. For the fourth quarter, US Wholesale Intermediary money market net flows were negative CHF 2.2 billion compared to net inflows of CHF 1.3 billion in the third quarter and net outflows of CHF 5.0 billion for the full year 2002.

                              [BAR GRAPH OMITTED]

Investment capabilities and performance

Global equity markets ended the year in significantly negative territory with the US market, as measured by the S&P500, posting its first consecutive three-year decline since the second world war. Markets outside the US have now fallen further from peak to trough than in their most significant previous contraction in the mid-1970s. Contributing to the erosion of equity values was the investor realization that any recovery would not be as robust as hoped, both with regard to economic fundamentals and earnings.

                              [BAR GRAPH OMITTED]

      While some UBS Global Asset Management funds slightly underperformed their respective benchmarks for the quarter, most fourth quarter 2002 results continued to be good. The Global Equity Composite led the way, beating MSCI World Equity Free Index benchmark returns during the quarter and in the 1-, 3- and 5-year periods by significant margins. The UK Balanced Equity portfolio continued to perform well against the FTSE All-Share Index for the same periods and our US Equity Composite surpassed the Wilshire 5000 benchmark by more than 2 percentage points in the fourth quarter. It also remains ahead of the benchmark for 1-, 3-, and 5-year periods. Emerging equities also showed good results since September and have also outperformed their benchmark, the MSCI Emerging Equity Markets Free Index, for each of the past 1-, 3- and 5-year periods as well.

      The deteriorating global economy and a flight to quality by equity investors after the difficult third quarter provided the backdrop for a rally in the global sovereign bond market in the fourth quarter. UBS Global Asset Management's Global Bond Composite exceeded the Salomon WGBI index for the quarter, as well as for 1- and 3-year periods, but trailed the index for 5-year annualized returns. The US Bond Composite also exceeded the Lehman US Aggregate Index for the quarter, 3-, and 5-year periods. Credit research has been strong, with the Global Aggregate Composite finishing well ahead of the Lehman Global Aggregate in the fourth quarter, but Emerging Markets Debt ended the year poorly, albeit preserving its 3- and 5-year outperformance against the JP Morgan EMBI

Global index.

      Balanced portfolios fared well this past quarter, as exemplified by the Global Multi-Asset Fund, which outperformed the Multiple Markets Index by 1.9 percentage points. Security selection within the component asset classes and currency strategies favoring the euro at the expense of the US dollar were primarily responsible. In the 1-, 3-, and 5-year periods, returns continued to be significantly ahead of the benchmark.

Initiatives and achievements

In the fourth quarter, UBS Global Asset Management launched a number of initiatives aimed at enhancing our investment services and improving our client focus in 2003.

      Several of our alternative and quantitative investment management businesses, including AIS, our Hong Kong-based fund of hedge funds business and DSI, our enhanced index provider, are being more closely aligned with O'Connor, our hedge fund specialist, with the aim of creating a single platform that can better share support and distribution services.

      Also, we will organize all our real estate activities into a single global business and platform, allowing us to better meet the increased demand we are seeing for real estate products. UBS Global Asset Management is one of the largest providers of global real estate investment capabilities in the US, UK, Switzerland and Japan.

      UBS Global Asset Management comprises the core price/value investment management capability, and the additional platforms of alternative and quantitative investments as well as a global real estate capability.

Results

UBS Global Asset Management reported for full year 2002 a pre-tax profit of CHF 187 million, a decrease of 33% from 2001's pre-tax profit of CHF 279 million. The declines in equity markets experienced throughout 2002 resulted in lower invested asset levels and subsequently, lower asset-based revenues. These developments were partially offset by ongoing initiatives to control costs. Over the year, personnel expenses decreased due to a decline in incentive compensation while general and administrative expenses fell due to lower IT and premises expenditures.

      UBS Global Asset Management's pre-tax profit was CHF 27 million in fourth quarter 2002, up slightly from CHF 26 million in third quarter 2002. This increase was attributable to seed capital gains at O'Connor and higher performance fees. Partially offsetting the positive development in revenues were rising operating expenses due to higher severance costs and provisions for lease expenses related to unoccupied premises.

                              [BAR GRAPH OMITTED]

Operating income

Operating income in fourth quarter 2002 was CHF 476 million, up 11% from CHF 430 million in third quarter.

      Institutional revenue, at CHF 229 million in fourth quarter 2002, increased by CHF 47 million from the third quarter, due to seed capital gains at O'Connor and higher performance fees across most business areas (which are often determined and paid in the fourth quarter).

      Wholesale Intermediary revenues, at CHF 247 million in fourth quarter 2002, were relatively flat. Slightly higher revenues from market appreciation and higher margin asset inflows at GAM were offset by the currency depreciation of the US dollar against the Swiss franc.

Operating expenses

Operating expenses, at CHF 449 million in fourth quarter 2002, increased by 11% from CHF 404 million in third quarter. Personnel expenses rose by CHF 24 million to CHF 234 million due to an increase in severance costs and an increase in incentive-based compensation in line with higher performance revenues. Fourth quarter general and administrative expenses were CHF 140 million, a CHF 18 mil-

UBS Global Asset Management
18 February 2003

lion increase from third quarter. This was due to higher advertising and information technology costs and provisions for lease expenses related to unoccupied premises in the UK.

Headcount

Headcount, at 3,346 on 31 December 2002, was near unchanged from 3,344 on 30 September 2002, but up from 3,281 on 31 December 2001. The full-year increase of 2% primarily reflects additional headcount at GAM and a reclassification from contractors to employees at O'Connor.

Outlook

While the year to come will probably represent a challenge to investors, UBS Global Asset Management is well positioned to build on its strengths. Strong investment performance and client service within a well-focused business model provides confidence even in difficult markets.

                              [BAR GRAPH OMITTED]

UBS Warburg
18 February 2003

UBS Warburg

[PHOTO OMITTED]
John P. Costas
Chairman and CEO
UBS Warburg

Corporate and Institutional Clients net profit before tax in fourth quarter 2002, at CHF 520 million, was 36% lower than in the same period last year and 27% lower than third quarter 2002. Market conditions remained challenging, although our Fixed Income, Rates & Currencies business held up well, increasing revenues slightly over the same quarter last year. UBS Capital recorded a pre-tax loss of CHF 362 million, somewhat better than recent quarters, mainly as a result of successful efforts to take advantage of exit opportunities.

Business Group reporting

                                                                  Quarter ended              % change from          Year ended
                                                         --------------------------------   ----------------   --------------------
CHF million, except where indicated                      31.12.02     30.9.02    31.12.01   3Q02        4Q01   31.12.02    31.12.01
-----------------------------------------------------------------------------------------------------------------------------------
Income                                                      2,566       2,865       3,002    (10)        (15)    12,498      14,715
Credit loss expense(1)                                        (40)        (22)        (37)    82           8       (128)       (112)
-----------------------------------------------------------------------------------------------------------------------------------
Total operating income                                      2,526       2,843       2,965    (11)        (15)    12,370      14,603
-----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                          1,521       1,821       1,596    (16)         (5)     7,878       8,354
General and administrative expenses                           672         534         640     26           5      2,378       2,650
Depreciation                                                   99          89         106     11          (7)       382         456
Amortization of goodwill and other intangible assets           76         100         102    (24)        (25)       364         402
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                    2,368       2,544       2,444     (7)         (3)    11,002      11,862
-----------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                         158         299         521    (47)        (70)     1,368       2,741
===================================================================================================================================
Business Group performance before tax  and goodwill(2)        234         399         623    (41)        (62)     1,732       3,143

Additional information
Cost/income ratio (%)(3)                                       92          89          81                            88          81
Cost/income ratio before goodwill (%)(2, 3)                    89          85          78                            85          78
Net new money (CHF billion)(4)                                0.1         0.1         0.0                           0.5         0.1
Invested assets (CHF billion)                                   3           3           1      0         200
Client assets (CHF billion)                                   133         135         109     (1)         22
Regulatory equity allocated (average)                      12,950      13,100      13,650     (1)         (5)
===================================================================================================================================

(1) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). (2) Excludes the amortization of goodwill and other intangible assets. (3) Operating expenses/operating income before credit loss expense. (4) Excludes interest and dividend income.

UBS Warburg
18 February 2003

Corporate and Institutional Clients

Business Unit reporting

                                                                  Quarter ended               % change from          Year ended
                                                        --------------------------------     ----------------   -------------------
CHF million, except where indicated                     31.12.02     30.9.02    31.12.01     3Q02        4Q01   31.12.02   31.12.01
-----------------------------------------------------------------------------------------------------------------------------------
Investment Banking(1)                                        539         379         734       42         (27)     1,915      2,541
Equities                                                   1,208       1,453       1,359      (17)        (11)     5,625      6,422
Fixed Income, Rates and Currencies(2)                      1,122       1,415       1,118      (21)          0      6,490      6,350
Non-core business                                             (2)          9          39                              70        274
-----------------------------------------------------------------------------------------------------------------------------------
Income                                                     2,867       3,256       3,250      (12)        (12)    14,100     15,587
Credit loss expense(3)                                       (40)        (22)        (37)      82           8       (128)      (112)
-----------------------------------------------------------------------------------------------------------------------------------
Total operating income                                     2,827       3,234       3,213      (13)        (12)    13,972     15,475
-----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses(4)                                      1,477       1,809       1,588      (18)         (7)     7,784      8,258
General and administrative expenses                          655         519         610       26           7      2,314      2,586
Depreciation                                                  99          89         105       11          (6)       381        454
Amortization of goodwill and other intangible assets          76         100         102      (24)        (25)       364        402
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                   2,307       2,517       2,405       (8)         (4)    10,843     11,700
-----------------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                         520         717         808      (27)        (36)     3,129      3,775
===================================================================================================================================
Business unit performance before tax and goodwill(5)         596         817         910      (27)        (35)     3,493      4,177

KPI's
Compensation ratio (%)(6)                                     52          56          49                              55         53
-----------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio (%)(7)                                      80          77          74                              77         75
Cost/income ratio before goodwill (%)(5, 7)                   78          74          71                              74         72
-----------------------------------------------------------------------------------------------------------------------------------
Non-performing loans / gross loans outstanding (%)           1.6         2.2         2.6
Impaired loans/gross loans outstanding (%)                   3.2         4.5         5.4
Average VaR (10-day 99%)                                     295         284         278        4           6
===================================================================================================================================

                                                                                              % change from          Year ended
Additional information                                                                      ----------------   -------------------
As at or for the period ended                           31.12.02     30.9.02    31.12.01     3Q02        4Q01   31.12.02   31.12.01
-----------------------------------------------------------------------------------------------------------------------------------
Deferred releases included in credit loss expense(3)           0          10           2     (100)       (100)        (2)        38
Regulatory equity allocated (average)                     12,500      12,600      13,000       (1)         (4)
Headcount (full-time equivalents)                         15,964      16,137      15,562       (1)          3
-----------------------------------------------------------------------------------------------------------------------------------

(1) Formerly Corporate Finance. (2) Formerly Fixed Income and Foreign Exchange.
(3) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). Deferred releases represent amortization of historical differences between actual credit losses and actuarial expected loss (for more information, please refer to pages 34-35 of the UBS Financial Report 2001). (4) Includes retention payments in respect of the PaineWebber acquisition. 4Q02: CHF 21 million. 3Q02:
CHF 10 million. 4Q01: CHF 9 million. (5) Excludes the amortization of goodwill and other intangible assets. (6) Personnel expenses/operating income before credit loss expense. (7) Operating expenses/operating income before credit loss expense.

Key performance indicators

Our performance in the fourth quarter 2002 continues to reflect the worldwide downturn in market conditions. However, as a result of our strong client franchise and continuing efforts to manage costs, results have proven relatively resilient. Pre-goodwill, our cost/income ratio in fourth quarter 2002 was 78%, up 7 percentage points from fourth quarter 2001 and 4 percentage points from third quarter 2002. The particularly sharp increase this quarter is driven by the settlement regarding equity research in the US costing CHF 90 million and a charge related to the restructuring of the energy business of CHF 72 million.

                              [BAR GRAPH OMITTED]

      On the other hand, the fourth quarter saw a sharp downward correction in the compensation ratio.

      Our compensation ratio in fourth quarter 2002 was 52%, three percentage points higher than the same period last year but significantly below the 56% for third quarter 2002. This fall from third quarter reflects the fixing of full-year performance-related personnel expenses in light of final earnings and prevailing market rates. For the whole of 2002, the ratio was 55%, a slight increase on the 53% recorded in 2001, reflecting the relatively strong performance of many of our businesses compared to competitors and to market conditions.

                              [BAR GRAPH OMITTED]

      Market risk utilization, as measured by the 10-day 99% confidence level Value at Risk (VaR) increased to CHF 310 million on 31 December 2002 from CHF 278 million on 30 September 2002. The average VaR also increased in the fourth quarter from the third, rising to CHF 295 million from CHF 284 million. This was mainly due to an overall increase in VaR related to interest rate products.

                              [BAR GRAPH OMITTED]

      UBS Warburg's loan book of CHF 61.7 billion remained almost flat compared to 31 December 2001, as a reduction in non-core commercial loans was offset by an increase in short-term money market deposits. The absolute value of non-performing loans dropped by 22% or CHF 269 million in the fourth quarter 2002 from the third, while the non-performing loans to gross loans ratio decreased from 2.2% to 1.6% in the period. In the same timeframe, the impaired loans to gross loans ratio decreased from 4.5% to

                              [BAR GRAPH OMITTED]

UBS Warburg
18 February 2003

3.2%.

League table rankings

Mergers and acquisitions

In the fourth quarter, the environment continued to be very challenging for mergers and acquisitions, with corporate activity below the already significantly reduced levels seen in 2001. Continuing volatility in equity markets and increasing political uncertainties caused execution risk on transactions during the quarter to increase further. For 2002 as a whole, we placed eighth globally in the announced transactions category (an indicator of future deals and revenues), with a market share of 11.2%, and ninth globally in completed deals, with a market share of 10.4% for the year as a whole, compared to 9.8% in 2001.

      Significant deals where we provided high quality advice and execution services to corporate clients around the world included:

- sole financial advisor and joint stockbroker to Carlton on their GBP 2.9 billion merger with Granada, creating one of Europe's leading commercial broadcasters

- advisor to MMC Norilsk Nickel on their innovative acquisition of 51% of the Stillwater Mining Company. This was the first acquisition by a Russian company of a NYSE listed company, also unusual in that 876,000 ounces of palladium formed part of the primary consideration

- joint financial advisor and broker to Carnival Corporation on its USD 7.5 billion acquisition of P&O Princess

- advisor to Yasuda Mutual Life Insurance in its merger with Meiji Life Insurance, the first ever merger of mutual life companies in Japan, with combined assets of USD 214.4 billion.

Equity underwriting

Issuance in international equity markets continued to be significantly lower than previous years, mainly as a result of depressed valuations and market volatility. In league table rankings, we ranked sixth in All International Equities with a market share of 8.6% for the year as a whole. This represents a drop from the fourth position (9.8% market share) we achieved in the nine months to September 2002. Major deals in the fourth quarter 2002 included:

- joint lead manager for the USD 447 million share offering of MobileOne, the Singaporean cellular telephone operator

- joint lead manager for the USD 166 million initial public offering of the Chicago Mercantile Exchange, the first US securities exchange to go public

- joint global coordinator and bookrunner on the EUR 357 million secondary offering of shares in the Public Power Corporation by the Hellenic Republic

- joint bookrunner for Baxter International Inc on the issue of USD 1.5 billion in stock and equity units, the largest mandatory convertible offering ever in the healthcare sector.

Fixed income underwriting

UBS Warburg was ranked eighth in All International Bonds with a 5.2% market share for full year 2002, compared to eighth place with a 5.5% market share at the end of 2001. Building a sustainable client franchise across a broad range of fixed income products and balancing our league table rankings with a focus on delivering strong financial returns remains a core objective. UBS Warburg had an excellent fourth quarter leading bond issues for some of the highest quality corporates, financial institutions and public sector institutions in the market, including:

- USD 4 billion global deal for GECC, one of the premier issuers in the international debt capital markets. In 2002 UBS Warburg has

Key performance indicators: league table rankings

                                                      31.12.02          30.9.02          31.12.01
                                                   -------------     -------------     -------------
                                                          Market            Market            Market
                                                   Rank  share %     Rank  share %     Rank  share %
----------------------------------------------------------------------------------------------------
Global mergers and acquisitions (completed)(1)        9     10.4        8      9.5        8      9.8
International equity new issues(2)                    6      8.6        4      9.8        2     13.0
====================================================================================================

(1) Source: Thomson Financial Securities.  (2) Source: Dealogic EquitywarePlus.

      led benchmark issues for GECC in all key currencies: US dollar, euro, yen, Australian dollars and Swiss francs

- USD 1 billion 30-year bond for the Region of Lombardy. A ground breaking deal - the first ever global issue for an Italian region which was later voted one of Euromoney's European deals of the year

- EUR 500 million 5-year bond for Vodafone Group plc, one of the world's leading telecommunications companies

- EUR 3.5 billion senior and subordinated financing for Allianz, one of the world's leading insurers.

Initiatives and achievements

UBS Warburg Energy

In November, we announced that we would consolidate and downsize our US energy trading operations. The Houston operation will be closed, with parts of the business transferring to Stamford, Connecticut and integrated into our Fixed Income, Rates and Currencies business. The move is a further response to the extensive restructuring and market contraction that has occurred in the US energy marketplace since the company began operations in February 2002. The decision to consolidate the business led to a downsizing and relocation charge of CHF 72 million in fourth quarter 2002 affecting general and administrative expenses (CHF 35 million) and personnel expenses (CHF 37 million).

Corporate Clients

In the recent Corporate Finance Magazine awards, UBS Warburg has been recognized as a major force in some of the key deals of 2002. Two UBS Warburg deals stood out as winners, the Bank of China IPO, categorized as the best initial public offering globally, and the Kingfisher takeover of Castorama, named the best merger and acquisition deal globally. The main criterion for the award is an institution's ability to provide tailor-made, customized solutions.

      The last quarter of 2002 has also seen us win several key awards, such as the International Financial Review's 'Equity Derivatives House of the Year', awarded to us for our ability to extend client reach by coordinating global investment banking, private banking and asset management businesses.

      We were also named 'Australian Investment Bank of the Year' for the fourth consecutive year by INSTO magazine as well as being their 'M&A House of the Year'. The Asset magazine named us 'Best Investment Bank 2002' in Asia, with several UBS Warburg-led deals featuring prominently.

      In a year when the investment banking global fee pool declined by 22% compared to 2001, our 5.0% market share (according to Freeman & Co) in 2002, compared to 4.4% for full year 2001, reflects the success of our continuing efforts to build our market position. In particular, the 4.4% share of the US market represents our highest share to date. Our investment in talent in the US is now starting to yield tangible results. We remain convinced that a global market share exceeding 5% is sustainable in the longer term, with further growth in the US being the major driver.

Institutional Clients

With competition increasing across the range of institutional cash and derivative markets we continue to enhance our institutional client relationships with our wide range of products and services and excellent execution capabilities.

      In Institutional Investor's Fixed Income Trading poll of all US institutional investors, UBS Warburg's overall ranking improved to fourth in 2002 from eighth in 2001, further demonstrating the tremendous strides made by our fixed income franchise over the past 12 months.

      UBS Warburg also dominated the competition in the Best Global Sales category of the Reuters Institutional Investor Global Equities survey, reflecting our ability to provide an innovative service in an increasingly competitive market.

      In NYSE trading volumes, we rank fifth with a 7.5% market share for the year, up from 6.5% in full year 2001. At NASDAQ, our rank has grown from 13th (with 2.3% market share) to eighth (4.4% market share) in the last year. In November 2002, as a result of our continuing focus on winning market share, UBS Bunting Warburg was the leading broker on the Toronto Stock Exchange, trading 15% of that market's volume.

UBS Warburg
18 February 2003

Research

UBS Warburg continues to excel in both Equity and Fixed Income research, as our success in a wide range of research polls in 2002 confirms. In particular, the regional polls highlighted successes in Equity research whilst Global Fixed Income research won 60 awards globally, more than double the number in 2001.

      Along with all the major international investment banks, UBS Warburg in principle agreed to take part in the proposed global settlement regarding equity research in the US. The amount UBS Warburg will contribute is USD 50 million for retrospective relief as well as a USD 15 million payment (along with USD 15 million from UBS PaineWebber), to finance third-party research and investor education. Both amounts are booked as general and administrative expenses in this fourth quarter. This move by regulators is a step towards restoring much-needed investor confidence in the financial markets. We believe that our current organizational model is already largely in line with the proposed structures for research independence.

E-commerce

Our institutional clients continue to see client connectivity as a key priority, with interest in establishing both web and non-web based means of executing transactions. In Equities, our eExecution Team has connected nearly 250 clients this year, with more than 45% of institutional equity orders (outside of Switzerland) now arriving electronically. An average of 69% of all of our spot foreign exchange, forward and swaps trades with clients now occur electronically.

Results

UBS Warburg's Corporate and Institutional Clients business unit reported 2002 pre tax profit of CHF 3,129 million, a decrease of 17% from 2001, reflecting difficult economic conditions, particularly for the investment banking and equities businesses. This was partially offset by the strong result of our Fixed Income, Rates and Currencies business. Over the full year, overall expenses dropped by 7% reflecting lower personnel expenses driven by a reduction in incentive compensation as well as the success of our continued cost containment initiatives.

                              [BAR GRAPH OMITTED]

      In fourth quarter 2002, the Corporate and Institutional Clients unit delivered a satisfactory performance relative to market conditions, with pre-tax profit of CHF 520 million, a 36% decrease from the same period last year and 27% lower than third quarter 2002.

Operating income

                              [BAR GRAPH OMITTED]

Corporate and Institutional Clients generated revenues of CHF 2,867 million in fourth quarter 2002, down 12% from the same quarter last year, and 12% lower than third quarter 2002 as the continued success of our Fixed Income, Rates and Currencies business (formerly called Fixed Income and Foreign Exchange) offset poor conditions for investment banking and equities trading.

      Investment Banking revenues, at CHF 539 million, decreased 27% from the same quarter last year, reflecting very depressed corporate activity levels, but increased 42% from third quarter 2002. Fourth quarter periods are con-sistently stronger than third quarter because of the low rate of corporate activity traditionally experienced in summer months. In global merger and acquisition activity, revenues were robust thanks to market share gains, some recovery in market activity and the closing of large deals announced in the first half of the year.

      Revenue for our Equities business in fourth quarter 2002 was CHF 1,208 million, an 11% decrease from the same quarter in 2001, and a 17% decrease against third quarter 2002. These results reflect lower trading revenues due to increased market volatility, falling primary market activity and a decrease in client commissions due to lower transaction volumes.

      Revenues in the Fixed Income, Rates and Currencies business increased in the fourth quarter slightly from the same quarter last year although they fell by 21% from third quarter 2002. Our Rates business in particular had its best ever fourth quarter performance, mainly as a result of attractive trading conditions in the US. Interest rate volatility and spreads returned to more normal levels and interest rates traded within a tighter range. Furthermore, our foreign exchange business posted another robust result. However, the result was impacted by negative revenue related to credit default swaps hedging credit exposures in the loan book.

--------------------------------------------------------------------------------
The UBS Group in Asia Pacific

In Asia Pacific, an integrated approach to management is particularly important and has helped us to generate additional revenues while bridging the region's diversity and distances.

      The business of UBS in Asia Pacific, which encompasses Australasia and Asia, employs 3,900 staff in 13 countries. UBS Warburg has a strong market position in both Asia and Australia, with a solid reputation and growing market share in Japan. UBS Private Banking is the leading provider of wealth management in Asia. UBS Global Asset Management continues to build its presence in key regional markets.

      Asia Pacific represents between 20% and 35% of the world's financial services market opportunity, as measured by regional GDP, equity market value or private wealth, and has demonstrated very strong long-term growth. Despite the long period of economic stagnation, Japan remains the world's number two economy by size, and China is poised to grow into the world's fourth largest economy within a decade. Combined with the major, inevitable reforms in both of these countries this presents significant opportunities for all of our global businesses.

      UBS is well positioned to benefit from liberalization in China, including the opening of China's share market to foreign investors via the QFII (Qualified Foreign Institutional Investor) framework. This will allow access to a previously closed equity market with a market capitalization of around USD 500 billion. The number of companies that are listed on the A-share market has grown from just 10 in 1990 to 1,200 in 2002. This provides clear evidence of the rapid growth potential for our business in China as industries are restructured and privatized as part of a broader social reform program.

      The recent landmark initial public offering of Bank of China (Hong Kong), a USD 2.6 billion transaction for which UBS Warburg acted as joint global coordinator, underscores the UBS Group's strong position in the region and in China itself. Distribution of the shares to both institutional clients of UBS Warburg and individual clients of UBS Private Banking ensured that UBS secured more investor demand than any other firm, demonstrating the power of our integrated business model in action. This important deal has significantly raised UBS Group's Asian and Chinese profile, and laid a firm foundation for future business as the country continues its ambitious reform programs.

      UBS's franchise in the region is broadly based, as demonstrated by numerous polls and surveys of our clients conducted by independent financial media organizations. Examples of this success include recognition as the "Best bank for capital raising" by Asiamoney and "Best investment bank" by The Asset, and being named as the "Best Private Bank in Asia" by FinanceAsia. Our strategic priorities are to maintain and leverage leading positions in Asia and Australia, while building on the strong gains made in Japan over the past few years, to become the truly dominant investment banking and wealth management firm across the whole of Asia Pacific.

      The track record of broad market share gains over the past five years, as well as our solid reputation, lead us to believe that this can be achieved in the medium term. Given the high growth potential of the region, this will be crucial for UBS Group's ongoing long-term success as one of the few truly global financial firms.

UBS Warburg
18 February 2003

Operating expenses

Total operating expenses dropped by 4% from fourth quarter 2001 and 8% from the previous quarter to CHF 2,307 million in fourth quarter 2002, their lowest level since 1999. The decline is even more marked than these figures would suggest as the fourth quarter includes a provision of CHF 90 million (USD 65 million) for the US equity research settlement and a CHF 72 million charge for the restructuring of our energy trading business.

      Personnel expenses fell to CHF 1,477 million in fourth quarter 2002 from CHF 1,588 million a year earlier, a 7% decline, while they fell 18% from the previous quarter. The sharp quarterly fall was mainly due to reduced performance-related compensation, which is determined for the full year in the fourth quarter based on labor market conditions and final financial results. The accrued compensation ratio of 56% for the first nine months was reduced to 55% for the full year.

      General and administrative expenses were CHF 655 million in fourth quarter 2002, an increase of 7% from the same period last year and 26% from the third quarter, when they were at their lowest level since 1999. This increase was due to the US equity research settlement and the provision related to our energy business. Excluding these effects, our general and administrative expenses would have been CHF 530 million, significantly lower than the CHF 610 million of fourth quarter 2001.

                              [BAR GRAPH OMITTED]

      Amortization of goodwill and other intangibles fell 25% in fourth quarter 2002 when compared to the fourth quarter a year earlier, and was down 9% for the full year, reflecting the fact that various assets became fully amortized in 2002.

Headcount

Headcount, at 15,964 on 31 December 2002, dropped by 173 or 1% from 30 September 2002 reflecting slight falls across all areas because of more difficult market conditions. Compared to the end of 2001, we have increased our headcount by 402, or 3%, reflecting the expansion in our Fixed Income, Rates and Currency area (which includes UBS Warburg Energy) as well as the transfer of the prime brokerage and Australian private clients businesses from UBS PaineWebber.

Outlook

The outlook for the global financial markets remains uncertain with no significant recovery predictable in 2003. Investors in both equities and fixed income products remain nervous of market volatility caused by continuing geo-political concerns. However, we are convinced of the attractiveness of the long-term opportunities in investment banking and the securities industry. We also believe that our strong client franchise and increasing market shares, particularly in the US, will allow us to further grow our business. In particular, restructuring activity by corporations will provide us with new business opportunities.

UBS Capital

Business Unit reporting

                                                                Quarter ended                % change from        Year ended
                                                       --------------------------------     ----------------  --------------------
CHF million, except where indicated                    31.12.02     30.9.02    31.12.01     3Q02        4Q01  31.12.02    31.12.01
----------------------------------------------------------------------------------------------------------------------------------
Total operating income                                     (301)       (391)       (248)      23         (21)   (1,602)       (872)
----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                           44          12           8      267         450        94          96
General and administrative expenses                          17          15          30       13         (43)       64          64
Depreciation                                                  0           0           1                 (100)        1           2
Amortization of goodwill and other intangible assets          0           0           0                              0           0
----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                     61          27          39      126          56       159         162
----------------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                       (362)       (418)       (287)      13         (26)   (1,761)     (1,034)
----------------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax and goodwill(1)       (362)       (418)       (287)      13         (26)   (1,761)     (1,034)

KPI's
----------------------------------------------------------------------------------------------------------------------------------
Value creation (CHF billion)                               (0.3)       (0.6)       (0.1)      50        (200)     (1.4)       (1.4)
==================================================================================================================================

                                                                                             % change from
                                                                                            ----------------
As at                                                  31.12.02     30.9.02    31.12.01     3Q02        4Q01
-------------------------------------------------------------------------------------------------------------
Investment (CHF billion)(2)                                 3.1         3.6         5.0      (14)        (38)
=============================================================================================================

                                                                                             % change from
Additional information                                                                      ----------------
As at                                                  31.12.02     30.9.02    31.12.01     3Q02        4Q01
-------------------------------------------------------------------------------------------------------------
Portfolio fair value (CHF billion)                          3.8         4.4         5.6      (14)        (32)
Regulatory equity allocated (average)                       450         500         650      (10)        (31)
Headcount (full-time equivalents)                            73          78         128       (6)        (43)
-------------------------------------------------------------------------------------------------------------

(1) Excludes the amortization of goodwill and other intangible assets. (2) Historic cost of investments made, less divestments and impairments.

Key performance indicators

The level of our private equity investments was CHF 3.1 billion on 31 December 2002, a decline of 14% from CHF 3.6 billion on 30 September 2002 and 38% from CHF 5.0 billion on 31 December 2001. This quarterly reduction reflects writedowns made in the quarter on direct investments and third party funds as well as successfully executed exits. In full year 2002, writedowns included in operating income totaled CHF 1.7 billion, up from CHF 1.1 billion a year earlier.

      The fair value of the portfolio on 31 December 2002 was CHF 3.8 billion, down from CHF 4.4 billion on 30 September 2002, and from CHF 5.6 billion on 31 December 2001, reflecting divestments in the portfolio and value reductions for existing investments. The level

                              [BAR GRAPH OMITTED]

UBS Warburg
18 February 2003

                              [BAR GRAPH OMITTED]

of net unrealized gains remained steady at CHF 0.8 billion on 31 December 2002, unchanged from 30 September 2002 and up from CHF 0.6 billion on 31 December 2001.

Initiatives and achievements

In line with the Group's aim of cutting its exposure to private equity, UBS has successfully reduced its level of unfunded commitments to the UBS Capital Americas Latin America Fund. Total unfunded commitments within UBS Capital stood at CHF 2.1 billion on 31 December 2002, down from CHF 2.7 billion on 30 September 2002 and from CHF 3.0 billion on 31 December 2001.

Results

Full year results for UBS Capital reflect continued tough economic conditions, impacting private equity valuations across a range of sectors, compounded by the prolonged downturn suffered by all major equity markets. This challenging environment has adversely affected many of the companies in the portfolio while the continued hostile climate for divestments has restricted capital gains from exit opportunities. Against this background, UBS Capital posted a pre-tax loss in 2002 of CHF 1,761 million, up from CHF 1,034 million in 2001.

      For the fourth quarter, UBS Capital recorded a pre-tax loss of CHF 362 million, CHF 75 million worse than the loss in the fourth quarter a year ago. This increase is due to higher writedowns and reflects the continuing tough economic environment for companies in our portfolio, and the difficulty of effecting secondary market exits.

      Writedowns of CHF 389 million were made in fourth quarter 2002, up from CHF 217 million a year earlier. The writedowns were made across all regions and industries, and were partially offset by CHF 120 million in capital gains from successful divestments.

      Total operating expenses were CHF 61 million in fourth quarter 2002, up from CHF 39 million in the same period last year. Personnel expenses, at CHF 44 million in fourth quarter 2002, were CHF 36 million higher than in the same quarter a year earlier, partly reflecting the successful divestments. General and administrative expenses dropped to CHF 17 million in fourth quarter 2002 from CHF 30 million in fourth quarter 2001, reflecting lower professional fees.

                              [BAR GRAPH OMITTED]

Outlook

We will continue to focus on managing existing assets and reducing unfunded commitments. We will capitalize on exit opportunities where they arise. However, it is likely that UBS Capital will report further losses if economic conditions remain poor and exit opportunities remain limited.

UBS PaineWebber
18 February 2003

UBS PaineWebber

[PHOTO OMITTED]
Joseph J. Grano, Jr.
Chairman and CEO, UBS

[PHOTO OMITTED]
Mark B. Sutton
President and Chief Operating Officer

UBS PaineWebber's pre tax loss in fourth quarter 2002 was CHF 134 million compared to CHF 124 million in the third quarter, with the depreciation of the US dollar against the Swiss franc weighing on results. Excluding acquisition costs, operating pre tax profit was CHF 142 million in fourth quarter 2002 compared to CHF 161 million in third quarter 2002. Excluding the effect of the research settlement, it was the fifth consecutive quarter of rising underlying US dollar profits.

Business Group reporting

                                                                   Quarter ended              % change from        Year ended
                                                          --------------------------------    -------------    ------------------
CHF million, except where indicated                       31.12.02     30.9.02    31.12.01    3Q02     4Q01    31.12.02  31.12.01
---------------------------------------------------------------------------------------------------------------------------------
Income                                                       1,215       1,315       1,517      (8)     (20)      5,561     6,391
Credit loss expense(1)                                          (2)         (6)         (5)    (67)     (60)        (13)      (18)
---------------------------------------------------------------------------------------------------------------------------------
Total operating income                                       1,213       1,309       1,512      (7)     (20)      5,548     6,373
---------------------------------------------------------------------------------------------------------------------------------
Personnel expenses(2)                                          927       1,010       1,200      (8)     (23)      4,245     5,019
General and administrative expenses                            277         278         367       0      (25)      1,263     1,441
Depreciation                                                    36          36          37       0       (3)        149       124
Amortization of goodwill and other intangible assets           107(3)      109         125      (2)     (14)       4573       502
---------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                     1,347       1,433       1,729      (6)     (22)      6,114     7,086
---------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                         (134)       (124)       (217)     (8)      38        (566)     (713)
=================================================================================================================================
Business Group performance before tax and goodwill(4)          (27)        (15)        (92)    (80)      71        (109)     (211)
Business Group performance before tax
and acquisition costs(5)                                       142         161         133     (12)       7         632       693

KPI's
Invested assets (CHF billion)                                  584         597         769      (2)     (24)
---------------------------------------------------------------------------------------------------------------------------------
Net new money (CHF billion)(6)                                 6.3         3.4         8.5                         18.5      33.2
Interest and dividend income (CHF billion)(7)                  3.4         5.3         5.1     (36)     (33)       17.9      21.5
Gross margin on invested assets (bps)(8)                        82          85          83      (4)      (1)         82        84
Gross margin on invested assets before
acquisition costs (bps)(5, 8)                                   88          91          89      (3)      (1)         88        90
---------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio (%)(9)                                       111         109         114                          110       111
Cost/income ratio before goodwill (%)(4, 9)                    102         101         106                          102       103
Cost/income ratio before acquisition costs (%)(5, 9)            89          88          92                           89        90
---------------------------------------------------------------------------------------------------------------------------------
Recurring fees(10)                                             486         522         566      (7)     (14)      2,199     2,366
Financial advisors (full-time equivalents)                   8,857       8,587       8,718       3        2
---------------------------------------------------------------------------------------------------------------------------------

                                                                                              % change from
Additional information                                                                        -------------
As at                                                     31.12.02     30.9.02    31.12.01    3Q02     4Q01
---------------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                                    650         661         841      (2)     (23)
Regulatory equity allocated (average)                        6,750       7,000       8,050      (4)     (16)
Headcount (full-time equivalents)                           19,563      19,363      20,413       1       (4)
---------------------------------------------------------------------------------------------------------------------------------

(1) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).

(2) Includes retention payments in respect of the PaineWebber acquisition. 4Q02: CHF 80 million. 3Q02: CHF 81 million. 4Q01: CHF 111 million.

(3) Excludes significant financial event: Writedown of PaineWebber brand name of CHF 1,234 million.

(4)   Excludes the amortization of goodwill and other intangible assets.

(5) Acquisition costs include goodwill and intangible asset amortization and related funding, net of risk-free return on the corresponding equity allocated, and retention payments.

(6)   Excludes the interest and dividend income noted below.

(7)   For purposes of comparison with US peers.

(8)   Annualized income/average invested assets.

(9)   Operating expenses/operating income before credit loss expense.

(10) Asset-based and advisory revenues including fees from mutual funds, wrap fee products and insurance products. Comparative amounts for 2001 have been restated.

UBS PaineWebber
18 February 2003

Key performance indicators

The US dollar's decline against the Swiss franc caused invested assets to fall to CHF 584 billion on 31 December 2002 from CHF 597 billion on 30 September 2002. In US dollar terms, invested assets increased 4% in the fourth quarter due to continued net new money inflows and US equity market gains.

                              [BAR GRAPH OMITTED]

      Net new money, at CHF 6.3 billion in fourth quarter 2002, was considerably higher than the CHF 3.4 billion result achieved in the third quarter. The third quarter's result included a CHF 1.1 billion outflow related to the closure of our domestic private client business in Japan.

      Despite the challenging market environment, we saw further momentum in net new money growth as financial advisors used our new information technology tools to more effectively gather new client assets. The new UBS PaineWebber Advisor software, first introduced in the third quarter, provides financial advisors with a significantly improved view of their clients' assets and allows them to extend their advisory process to different account types, including assets held outside UBS PaineWebber.

      Net new money in 2002 was CHF 18.5 billion, 44% below the CHF 33.2 billion result reported for 2001. The decline reflects a general environment of lower investor optimism, as well as the closure of the Japanese domestic private client business.

                              [BAR GRAPH OMITTED]

      Gross margin on invested assets was 82 basis points in fourth quarter 2002, down from 85 basis points in third quarter. Gross margin on invested assets before acquisition costs (goodwill, net funding costs and retention payments) was 88 basis points, down from 91 basis points in third quarter 2002. Revenues declined more than invested assets due to lower customer activity levels, lower asset-based fees fixed at the previous quarter's low asset level as well as a drop in revenues from our municipal securities business which had a record result in the third quarter 2002.

                              [BAR GRAPH OMITTED]

      The cost/income ratio before acquisition costs was 89% in fourth quarter 2002 compared to 88% a quarter earlier. The increase was attributable to the global settlement regarding equity research for which we provisioned CHF 21 million (USD 15 million) in addition to UBS Warburg's CHF 90 million (USD 65 million). Excluding the settlement, the cost/income ratio would have dropped to 87% in fourth quarter

                              [BAR GRAPH OMITTED]

2002, reflecting our continued cost control initiatives with the third consecutive fall in underlying expenses.

      Recurring fees were CHF 486 million in fourth quarter 2002, down 7% from CHF 522 million in third quarter 2002. Excluding the effects of the weaker US dollar against the Swiss franc, recurring fees decreased 5% in fourth quarter because of lower asset-based revenues from managed account products, which reflected the prior quarter's market depreciation.

                              [BAR GRAPH OMITTED]

      We continue to invest in our distribution channels and advisory personnel. For example, in fourth quarter 2002, we hired a significant number of financial advisors, with total advisor headcount rising to 8,857 from 8,587 at the end of third quarter 2002. The increase is attributable to our continued success in recruiting financial advisors as well as keeping attrition rates at record low levels among our most productive financial advisors.

      In 2002, the number of financial advisors rose by 139 with recruiting and retention success partially offset by higher attrition rates among less experienced and less productive financial advisors.

                               [BAR GRAPH OMITTED]

Initiatives and achievements

Launch of Art Banking, Numismatics Services

Since merging with UBS, we have steadily expanded the scope of the wealth management services our financial advisors provide to their clients. An example of that is our December introduction of UBS Art and Numismatics Services to our high net worth clients at UBS PaineWebber. The service comprises art research, art management, sales and purchase advice as well as estate planning strategies. With this new service, our clients have access to in-house art professionals as well as the world's leading art experts.

Lending business growth

UBS PaineWebber continues to grow its lending business, with particular emphasis on Premier Credit Lines. Premier Credit Lines, which were introduced in 2002, offer LIBOR-based revolving lines of credit secured by investments, with a minimum facility size of USD 500,000. In the fourth quarter, the volume of new Premier Credit Lines rose 47% from the third quarter to average more than USD 150 million a month. In 2002, these products contributed USD 1.3 billion in net new loans.

UBS PaineWebber Mortgage, LLC, a new business started in order to complete our array of lending products, now operates in 33 states and Washington D.C., providing a diverse number of mortgage solutions including 100% mortgages, fixed or adjustable rate mortgages, as well as interest-only mortgages. UBS PaineWebber Mortgage, LLC is expected to be active in all 50 states in the second quarter of 2003.

Record year in Municipal Securities Group

The Municipal Securities Group, buoyed by record municipal bond new issuance in 2001, also turned in a record year in 2002. Strong client relationships helped increase market share, with our share of lead managed issues rising to 13.0% in 2002 from 12.5% in 2001. We transacted more underwriting deals than any firm in the industry in the last year, and ranked first in Education Loan, Education Finance and Housing Finance. The Group lead managed five separate deals worth over USD 700 million each, two of which exceeded

UBS PaineWebber
18 February 2003

USD 2.2 billion.

      In fourth quarter 2002, the Municipal Securities Group participated in more negotiated deals than any other firm in the industry, taking part in transactions, worth USD 34.1 billion or 40.1% of the total market volume.

Results

Over the full year, UBS PaineWebber reported a pretax loss of CHF 566 million in 2002 compared to a loss of CHF 713 million in 2001. Performance before tax and acquisition costs showed a profit of CHF 632 million in 2002 compared to CHF 693 million a year earlier. Excluding the effects of currency movements, 2002 performance before tax and acquisition costs was 3% higher than 2001. Despite a decline in transactional revenues in 2002 because of weak investor sentiment and lower asset-based revenues following further market drops, strict cost management discipline enabled us to improve our full year operating performance. Excluding the USD 15 million (CHF 21 million) global equity research settlement charge, full year results in USD terms would have improved by 6% over 2001. On a USD basis, performance was the third best ever for our private clients business behind 1999 and 2000.

      In fourth quarter 2002, political, economic and financial uncertainty continued to adversely affect investor optimism and activity. In October, the UBS Index of Investor Optimism reached an all-time low. Daily average trading volumes were 2% lower than the prior quarter.

      Because our business is almost entirely conducted in US dollars, comparisons of fourth quarter results to prior periods are affected by the depreciation of the US dollar versus the Swiss franc.

      We reported a pretax loss of CHF 134 million in fourth quarter 2002 compared to a loss of CHF 124 million in third quarter 2002. Excluding acquisition costs, we posted an operating pretax profit of CHF 142 million for fourth quarter 2002 compared to CHF 161 million for third quarter 2002. In US dollar terms, our performance before tax and acquisition costs was 9% lower than third quarter 2002. This drop was entirely due to the global equity research settlement charge. Excluding the global equity research settlement and before acquisition costs, operating profit in US dollar terms would have increased 5% compared to the third quarter 2002. Underlying profitability has therefore increased for five consecutive quarters.

                              [BAR GRAPH OMITTED]

Operating income

Total operating income was CHF 1,213 million in fourth quarter 2002, 7% or CHF 96 million below third quarter 2002. The decline in operating income was partially attributable to currency movements. Excluding currency fluctuations, operating income was 5% lower than third quarter. This decline is due to lower activity by retail clients and lower asset-based revenues, reflecting the effects of prior market depreciation on asset prices. In addition, fourth quarter operating income was affected by a decline in municipal securities revenues, which although still high, were down from their record third quarter levels.

Operating expenses

Total operating expenses were CHF 1,347 million in fourth quarter 2002, a 6% or CHF 86 million improvement from third quarter 2002. After adjusting for the effect of the weaker US dollar, operating expenses were 3% lower than the prior quarter.

      Personnel expenses dropped by 8% to CHF 927 million in fourth quarter from CHF 1,010 million in third quarter 2002, reflecting lower revenue based compensation for financial advisors, lower performance-based compensation costs and the weaker US dollar. Excluding currency translation effects, personnel costs were 5% lower than third quarter 2002. Non-personnel expenses, which include general and administrative, depreciation and

                              [BAR GRAPH OMITTED]

amortization expenses, decreased 1% from CHF 423 million in third quarter 2002 to CHF 420 million in fourth quarter 2002. Excluding currency effects, they increased 3% over the same period as a result of the global equity research settlement charge. This charge was partially offset by lower legal expenses.

Headcount

Headcount was 19,563 on 31 December 2002, a rise of 200 from 30 September 2002. The increase in headcount is attributable to the number of financial advisors hired from September 2002 onwards. Non-financial advisor headcount fell by 70 during the quarter.

Outlook

US investor optimism continues to be at low levels due to economic uncertainties and global geo-political issues. We believe that the market environment will continue to remain challenging until investors' optimism improves, and we will therefore keep our costs under tight control while, at the same time, expanding the scope of our services.

Corporate Center
18 February 2003

Corporate Center

Business Group reporting

                                                                  Quarter ended               % change from         Year ended
                                                       ---------------------------------      --------------  ---------------------
CHF million, except where indicated                    31.12.02      30.9.02    31.12.01      3Q02      4Q01  31.12.02     31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Income                                                      197(1)       308         242       (36)      (19)    1,315(1)      800
Credit loss recovery(2)                                     117            8          55                 113       249         236
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                                      314          316         297        (1)        6     1,564       1,036
------------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                          142          154         237        (8)      (40)      645         592
General and administrative expenses                         223          165         110        35       103       601         537
Depreciation                                                125          110          93        14        34       473         372
Amortization of goodwill and other intangible assets          5            7           4       (29)       25        24          24
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                    495          436         444        14        11     1,743       1,525
------------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                      (181)        (120)       (147)      (51)      (23)     (179)       (489)
------------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax and goodwill(3)      (176)        (113)       (143)      (56)      (23)     (155)       (465)

                                                                                               % change from
Additional information                                                                        ---------------
As at                                                  31.12.02      30.9.02    31.12.01      3Q02      4Q01
-------------------------------------------------------------------------------------------------------------
Regulatory equity allocated (average)                     8,550        9,300       9,450        (8)      (10)
Headcount (full-time equivalents)                         1,185        1,206       1,132        (2)        5
-------------------------------------------------------------------------------------------------------------

(1) Excludes significant financial event: gain on disposal of Klinik Hirslanden of CHF 72 million.

(2) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net IFRS actual credit loss expenses are reported for all Business Groups. The difference between the adjusted expected loss figures and the net IFRS actual credit loss expenses recorded at Group level is reported in the Corporate Center (see
      Note 2 to the Financial Statements).

(3)   Excludes the amortization of goodwill and other intangible assets.

Results

Corporate Center recorded a pre-tax loss of CHF 181 million in fourth quarter 2002 compared to a pre-tax loss of CHF 147 million in fourth quarter 2001.

      UBS Group recorded an actual credit loss recovery in the fourth quarter of CHF 11 million. The difference between adjusted expected losses charged to the business units and the actual credit loss expense recognized in the Group financial statements is booked as credit loss expense or recovery in the Corporate Center. In the fourth quarter, the actual loss was lower than the overall adjusted credit loss expense charged to the business units, resulting in a credit loss recovery in Corporate Center of CHF 117 million in this quarter, compared to a credit loss recovery of CHF 55 million in fourth quarter 2001.

      Total operating income increased to CHF 314 million in fourth quarter 2002, up 6% from CHF 297 million in fourth quarter 2001. The increase mainly reflects higher credit loss recoveries and an unrealized gain of CHF 42 million on derivatives used to economically hedge interest rate risk related to structured notes issued (see for further details page 9 and 10 of our second quarter report). This was mostly offset by lower revenues from Klinik Hirslanden, which was sold in December and revenues were therefore only booked up to the time of the sale.

      Personnel expenses in the fourth quarter dropped by 40% from CHF 237 million in fourth quarter 2001 to CHF 142 million in fourth quarter 2002, predominantly reflecting lower performance-related compensation compared to a year ago. General and administrative expenses increased from fourth quarter 2001 by CHF 113 million to CHF 223 million in fourth quarter 2002, reflecting higher provisions for legal cases and increased advertising expenses. This was partially offset by lower expenses at Klinik Hirslanden.

      Headcount, at 1,185, was up by 53 from fourth quarter 2001 and reflects hiring in the Group Human Resources and Group Controller areas, as well as the recruitment of trainees.

Financial Statements
18 February 2003

Financial Statements

UBS Group Income Statement (unaudited)

                                                                      Quarter ended            % change from       Year ended
                                                             --------------------------------  -------------   ------------------
CHF million, except per share data                   Note    31.12.02     30.9.02    31.12.01  3Q02     4Q01   31.12.02  31.12.01
---------------------------------------------------------------------------------------------------------------------------------
Operating income
Interest income                                         3       8,697      10,409      10,326   (16)    (16)     39,963    52,277
Interest expense                                        3      (6,000)     (7,683)     (7,705)  (22)    (22)    (29,417)  (44,236)
---------------------------------------------------------------------------------------------------------------------------------
Net interest income                                             2,697       2,726       2,621    (1)      3      10,546     8,041
Credit loss (expense) / recovery                                   11         (95)       (115)                     (206)     (498)
---------------------------------------------------------------------------------------------------------------------------------
Net interest income after credit loss expense                   2,708       2,631       2,506     3       8      10,340     7,543
---------------------------------------------------------------------------------------------------------------------------------
Net fee and commission income                           4       4,236       4,299       4,964    (1)    (15)     18,221    20,211
Net trading income                                      3         666       1,027         924   (35)    (28)      5,572     8,802
Other income                                            5         (86)         43          68                       (12)      558
---------------------------------------------------------------------------------------------------------------------------------
Total operating income                                          7,524       8,000       8,462    (6)    (11)     34,121    37,114
=================================================================================================================================

Operating expenses
Personnel expenses                                      6       4,021       4,411       4,404    (9)     (9)     18,524    19,828
General and administrative expenses                     7       1,840       1,720       1,934     7      (5)      7,072     7,631
Depreciation of property and equipment                            398         352         414    13      (4)      1,521     1,614
Amortization of goodwill and other intangible assets            1,517         305         330   397     360       2,460     1,323
---------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                        7,776       6,788       7,082    15      10      29,577    30,396
=================================================================================================================================
Operating profit / (loss) before
tax and minority interests                                       (252)      1,212       1,380                     4,544     6,718
=================================================================================================================================
Tax expense / (benefit)                                          (209)        202         173                       678     1,401
---------------------------------------------------------------------------------------------------------------------------------
Net profit / (loss) before minority interests                     (43)      1,010       1,207                     3,866     5,317
=================================================================================================================================
Minority interests                                                (58)        (68)       (101)  (15)    (43)       (331)     (344)
---------------------------------------------------------------------------------------------------------------------------------
Net profit / (loss)                                              (101)        942       1,106                     3,535     4,973
=================================================================================================================================
Basic earnings per share (CHF)                          8       (0.09)       0.79        0.88                      2.92      3.93
Basic earnings per share  before goodwill (CHF)(1)      8        0.97        1.04        1.14    (7)    (15)       4.73      4.97
Diluted earnings per share (CHF)                        8       (0.09)       0.76        0.87                      2.87      3.78
Diluted earnings per share  before goodwill (CHF)(1)    8        0.97        1.01        1.13    (4)    (14)       4.65      4.81
---------------------------------------------------------------------------------------------------------------------------------

(1) Excludes the amortization of goodwill and other intangible assets.

Notes to the Financial Statements
18 February 2003

Notes to the Financial Statements (unaudited)

Note 1 Basis of Accounting

UBS AG's ("UBS" or "the Group") consolidated financial statements ("the Financial Statements") are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with International Accounting Standard
(IAS) 34 "Interim Financial Statements". In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements at 31 December 2001 and for the year then ended. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2001.

      The Group adopted the amended standard IAS 19 "Employee Benefits" that is effective for periods ending on or after 31 May 2002 for these interim Financial Statements. The amendments introduce an asset ceiling provision that applies for defined benefit plans that have a surplus of plan assets over benefit obligations. The implementation of the amended standard had no material impact on the Group's interim Financial Statements.

      As at 1 January 2002, UBS PaineWebber was separated from UBS Warburg and became a stand-alone Business Group. Note 2 to these interim Financial Statements reflects the new Business Group structure and associated management accounting changes. Comparative prior year amounts have been restated to conform to the current year presentation.

      The Group sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well-defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of the Group or any of its subsidiaries. Such companies are consolidated in the Group's financial statements when the relationship between the Group and the company indicates that it is controlled by the Group.

Note 2 Reporting by Business Group

The Business Group results are presented on a management reporting basis. Consequently, internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm's length. The segment reporting for all periods presented reflects the changes in the Business Group structure effective 1 January 2002.

For the year ended 31 December 2002

                                                                 UBS    UBS Global
                                                 Wealth Management &         Asset        UBS            UBS   Corporate     UBS
CHF million                                         Business Banking    Management    Warburg    PaineWebber      Center    Group
---------------------------------------------------------------------------------------------------------------------------------
Income                                                        12,928         1,953     12,498          5,561       1,387   34,327
Credit loss expense(1)                                          (314)            0       (128)           (13)        249     (206)
---------------------------------------------------------------------------------------------------------------------------------
Total operating income                                        12,614         1,953     12,370          5,548       1,636   34,121
---------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                             4,810           946      7,878          4,245         645   18,524
General and administrative expenses                            2,317           513      2,378          1,263         601    7,072
Depreciation                                                     480            37        382            149         473    1,521
Amortization of goodwill and other intangible assets             111           270        364          1,691          24    2,460
---------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                       7,718         1,766     11,002          7,348       1,743   29,577
---------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                          4,896           187      1,368         (1,800)       (107)   4,544
Tax expense                                                                                                                   678
---------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                                                        3,866
Minority interests                                                                                                           (331)
---------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                                                  3,535
=================================================================================================================================

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IFRS actual net credit loss expense are reported for each Business Group. The adjusted expected loss is the statistically derived actuarial expected loss which reflects the inherent counterparty and country risks in the respective portfolios, plus the deferred releases representing the amortized historical differences between actual credit losses and actuarial expected loss. The difference between the adjusted expected loss figures and the IFRS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 206 million for the year ended 31 December 2002 is as follows:
UBS Wealth Management & Business Banking CHF 241 million expense, UBS Warburg CHF 35 million recovery, UBS PaineWebber CHF 15 million expense and Corporate Center CHF 15 million recovery.

For the year ended 31 December 2001

                                                                 UBS    UBS Global
                                                 Wealth Management &         Asset        UBS          UBS   Corporate     UBS
CHF million                                         Business Banking    Management    Warburg  PaineWebber      Center    Group
-------------------------------------------------------------------------------------------------------------------------------
Income                                                        13,488         2,218     14,715        6,391         800   37,612
Credit loss expense(1)                                          (604)            0       (112)         (18)        236     (498)
-------------------------------------------------------------------------------------------------------------------------------
Total operating income                                        12,884         2,218     14,603        6,373       1,036   37,114
-------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                             4,825         1,038      8,354        5,019         592   19,828
General and administrative expenses                            2,434           569      2,650        1,441         537    7,631
Depreciation                                                     616            46        456          124         372    1,614
Amortization of goodwill and other intangible assets             109           286        402          502          24    1,323
-------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                       7,984         1,939     11,862        7,086       1,525   30,396
===============================================================================================================================
Tax expense                                                                                                               1,401
-------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                                                      5,317
Minority interests                                                                                                         (344)
-------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                                                4,973
===============================================================================================================================

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IFRS actual net credit loss expense are reported for each Business Group. The adjusted expected loss is the statistically derived actuarial expected loss which reflects the inherent counterparty and country risks in the respective portfolios, plus the deferred releases representing the amortized historical differences between actual credit losses and actuarial expected loss. The difference between the adjusted expected loss figures and the IFRS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 498 million for the year ended 31 December 2001 is as follows:
UBS Wealth Management & Business Banking CHF 123 million, UBS Warburg CHF 360 million and UBS PaineWebber CHF 15 million.

Notes to the Financial Statements
18 February 2003

Note 3 Net Interest and Trading Income

Net interest income

                                                                    Quarter ended              % change from         Year ended
                                                           -------------------------------     -------------     ------------------
CHF million                                                31.12.02   30.9.02     31.12.01       3Q02   4Q01     31.12.02  31.12.01
-----------------------------------------------------------------------------------------------------------------------------------
Interest income
Interest earned on loans and advances                         2,663     2,808        3,110         (5)   (14)      11,600    16,955
Interest earned on securities borrowed and
reverse repurchase agreements                                 2,011     3,290        3,598        (39)   (44)      11,184    18,337
Interest and dividend income from financial investments          26        77           74        (66)   (65)         165       453
Interest and dividend income from trading portfolio           3,997     4,234        3,544         (6)    13       17,014    16,532
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                         8,697    10,409       10,326        (16)   (16)      39,963    52,277
-----------------------------------------------------------------------------------------------------------------------------------
Interest expense
Interest on amounts due to banks and customers                1,428     1,531        1,801         (7)   (21)       6,383    14,088
Interest on securities lent and repurchase agreements         1,685     2,944        3,102        (43)   (46)      10,081    14,517
Interest and dividend expense from trading portfolio          1,970     2,124        1,508         (7)    31        8,366     7,815
Interest on debt issued                                         917     1,084        1,294        (15)   (29)       4,587     7,816
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                         6,000     7,683        7,705        (22)   (22)      29,417    44,236
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                           2,697     2,726        2,621         (1)     3       10,546     8,041
===================================================================================================================================

Net trading income

                                                                    Quarter ended              % change from         Year ended
                                                           -------------------------------     -------------     ------------------
CHF million                                                31.12.02   30.9.02     31.12.01       3Q02   4Q01     31.12.02  31.12.01
-----------------------------------------------------------------------------------------------------------------------------------
Equities                                                        451       702          534        (36)   (16)       2,638     4,026
Fixed income(1)                                                (213)       45         (205)               (4)       1,061     2,731
Foreign exchange and other                                      428       280          595         53    (28)       1,873     2,045
-----------------------------------------------------------------------------------------------------------------------------------
Net trading income                                              666     1,027          924        (35)   (28)       5,572     8,802
===================================================================================================================================

(1) Includes commodities trading income.

Net interest and trading income

                                                                    Quarter ended              % change from         Year ended
                                                           -------------------------------     -------------     ------------------
CHF million                                                31.12.02   30.9.02     31.12.01       3Q02   4Q01     31.12.02  31.12.01
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                           2,697     2,726        2,621         (1)     3       10,546     8,041
Net trading income                                              666     1,027          924        (35)   (28)       5,572     8,802
-----------------------------------------------------------------------------------------------------------------------------------
Total net interest and trading income                         3,363     3,753        3,545        (10)    (5)      16,118    16,843
===================================================================================================================================

Breakdown by business activity:
-----------------------------------------------------------------------------------------------------------------------------------
Net income from interest margin products                      1,296     1,238        1,400          5     (7)       5,275     5,694
Net income from trading activities                            1,971     2,542        2,184        (22)   (10)      10,605    11,529
Net income from treasury activities                             435       328          361         33     20        1,667     1,424
Other(1)                                                       (339)     (355)        (400)         5     15       (1,429)   (1,804)
-----------------------------------------------------------------------------------------------------------------------------------
Total net interest and trading income                         3,363     3,753        3,545        (10)    (5)      16,118    16,843
===================================================================================================================================

(1) Principally external funding costs of the Paine Webber Group, Inc. acquisition.

Note 4  Net Fee and Commission Income

                                                                    Quarter ended              % change from         Year ended
                                                           -------------------------------     -------------     ------------------
CHF million                                                31.12.02   30.9.02     31.12.01       3Q02   4Q01     31.12.02  31.12.01
-----------------------------------------------------------------------------------------------------------------------------------
Underwriting fees                                               528       528       610            0    (13)       2,134     2,158
Corporate finance fees                                          252       167       380           51    (34)         848     1,339
Brokerage fees                                                1,343     1,419     1,518           (5)   (12)       5,987     6,445
Investment fund fees                                            898       951     1,092           (6)   (18)       4,033     4,276
Fiduciary fees                                                   68        71        86           (4)   (21)         300       355
Custodian fees                                                  317       296       341            7     (7)       1,302     1,356
Portfolio and other management and advisory fees                935       939     1,063            0    (12)       4,065     4,650
Insurance-related and other fees                                 81        98       126          (17)   (36)         417       538
-----------------------------------------------------------------------------------------------------------------------------------
Total securities trading and investment
activity fees                                                 4,422     4,469     5,216           (1)   (15)      19,086    21,117
-----------------------------------------------------------------------------------------------------------------------------------
Credit-related fees and commissions                              59        80        72          (26)   (18)         275       307
Commission income from other services                           257       242       230            6     12        1,006       946
-----------------------------------------------------------------------------------------------------------------------------------
Total fee and commission income                               4,738     4,791     5,518           (1)   (14)      20,367    22,370
-----------------------------------------------------------------------------------------------------------------------------------
Brokerage fees paid                                             323       321       334            1     (3)       1,349     1,281
Other                                                           179       171       220            5    (19)         797       878
-----------------------------------------------------------------------------------------------------------------------------------
Total fee and commission expense                                502       492       554            2     (9)       2,146     2,159
-----------------------------------------------------------------------------------------------------------------------------------
Net fee and commission income                                 4,236     4,299     4,964           (1)   (15)      18,221    20,211
===================================================================================================================================

Note 5  Other Income

                                                                    Quarter ended              % change from         Year ended
                                                           -------------------------------     -------------     ------------------
CHF million                                                31.12.02   30.9.02     31.12.01       3Q02   4Q01     31.12.02  31.12.01
-----------------------------------------------------------------------------------------------------------------------------------
Gains/losses from disposal of associates
and subsidiaries
Net gain from disposal of:
    Consolidated subsidiaries                                    72         0        (1)                             228         3
    Investments in associates                                     0         0         0                                0         0
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                            72         0        (1)                             228         3
===================================================================================================================================

Financial investments available for sale
Net gain from disposal of:
    Private equity investments                                  116        42        52          176    123          273       454
    Other financial investments                                  26       162        61          (84)   (57)         457       256
Impairment charges on private equity
investments and other financial investments                    (457)     (444)     (346)          (3)   (32)      (1,944)   (1,294)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                          (315)     (240)     (233)         (31)   (35)      (1,214)     (584)
-----------------------------------------------------------------------------------------------------------------------------------
Net income from investments in property                          32        18        19           78     68           90        68
Equity in income of associates                                  (20)       12         7            7     72
Other                                                           145       253       276          (43)   (47)         877       999
-----------------------------------------------------------------------------------------------------------------------------------
Total other income                                              (86)       43        68                              (12)      558
===================================================================================================================================

Notes to the Financial Statements
18 February 2003

Note 6  Personnel Expenses

                                                                    Quarter ended              % change from         Year ended
                                                           -------------------------------     -------------     ------------------
CHF million                                                31.12.02   30.9.02     31.12.01       3Q02   4Q01     31.12.02  31.12.01
-----------------------------------------------------------------------------------------------------------------------------------
Salaries and bonuses                                          2,963     3,360     3,346          (12)   (11)      14,219    15,238
Contractors                                                     150       151       167           (1)   (10)         579       729
Insurance and social contributions                              182       234       190          (22)    (4)         939       984
Contribution to retirement plans                                160       174       158           (8)     1          676       603
Other personnel expenses                                        566       492       543           15      4        2,111     2,274
-----------------------------------------------------------------------------------------------------------------------------------
Total personnel expenses                                      4,021     4,411     4,404           (9)    (9)      18,524    19,828
-----------------------------------------------------------------------------------------------------------------------------------

Note 7 General and Administrative Expenses

                                                                    Quarter ended              % change from         Year ended
                                                           -------------------------------     -------------     ------------------
CHF million                                                31.12.02   30.9.02     31.12.01       3Q02   4Q01     31.12.02  31.12.01
-----------------------------------------------------------------------------------------------------------------------------------
Occupancy                                                       334       331       324            1      3        1,354     1,314
Rent and maintenance of machines and equipment                  149       187       180          (20)   (17)         665       632
Telecommunications and postage                                  236       247       285           (4)   (17)       1,019     1,213
Administration                                                  203       173       237           17    (14)         819       906
Marketing and public relations                                  118       100       155           18    (24)         453       574
Travel and entertainment                                        160       133       153           20      5          600       700
Professional fees                                               159       123       218           29    (27)         568       667
IT and other outsourcing                                        255       259       267           (2)    (4)       1,036     1,224
Other                                                           226       167       115           35     97          558       401
----------------------------------------------------------------------------------------------------------------------------------
Total general and administrative expenses                     1,840     1,720     1,934            7     (5)       7,072     7,631
-----------------------------------------------------------------------------------------------------------------------------------

Note 8 Earnings per Share (EPS) and Shares Outstanding

                                                                          Quarter ended                    % change from
                                                           -------------------------------------------    -----------------
                                                           31.12.02           30.9.02         31.12.01      3Q02      4Q01
-----------------------------------------------------------------------------------------------------------------------------
Earnings (CHF million)
Net profit/(loss)                                              (101)              942            1,106
Net profit before goodwill amortization(1)                    1,135             1,247            1,436        (9)      (21)
Net profit/(loss) for diluted EPS(2)                           (101)              921            1,106
Net profit before goodwill amortization
for diluted EPS(1, 2)                                         1,135             1,226            1,436        (7)      (21)
Weighted average shares outstanding
=============================================================================================================================
Weighted average shares outstanding                   1,170,877,718     1,199,528,140    1,254,567,463        (2)       (7)
Potentially dilutive ordinary shares
resulting from options and warrants outstanding                   0        11,281,744       13,660,144      (100)     (100)
-----------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding for diluted EPS   1,170,877,718     1,210,809,884    1,268,227,607        (3)       (8)

Earnings per share (CHF)
-----------------------------------------------------------------------------------------------------------------------------
Basic EPS                                                     (0.09)             0.79             0.88
Basic EPS before goodwill amortization(1)                      0.97              1.04             1.14        (7)      (15)
Diluted EPS                                                   (0.09)             0.76             0.87
Diluted EPS before goodwill amortization(1)                    0.97              1.01             1.13        (4)      (14)
=============================================================================================================================

                                                                 Year ended
                                                        -----------------------------
                                                            31.12.02         31.12.01
-------------------------------------------------------------------------------------
Earnings (CHF million)
Net profit/(loss)                                              3,535            4,973
Net profit before goodwill amortization(1)                     5,714            6,296
Net profit/(loss) for diluted EPS(2)                           3,515            4,874
Net profit before goodwill amortization
  for diluted EPS(1, 2)                                        5,694            6,197
Weighted average shares outstanding
-------------------------------------------------------------------------------------
Weighted average shares outstanding                    1,208,586,678    1,266,038,193
Potentially dilutive ordinary shares
resulting from options and warrants outstanding           14,796,264       22,539,745
-------------------------------------------------------------------------------------
Weighted average shares outstanding for diluted EPS    1,223,382,942    1,288,577,938
Earnings per share (CHF)
-------------------------------------------------------------------------------------
Basic EPS                                                       2.92             3.93
Basic EPS before goodwill amortization(1)                       4.73             4.97
Diluted EPS                                                     2.87             3.78
Diluted EPS before goodwill amortization(1)                     4.65             4.81
=====================================================================================

(1) Excludes amortization of goodwill and other intangible assets. (2) Net profit has been adjusted for the dilutive impact of own equity derivative activity.

                                                             As at                           % change from
                                           ----------------------------------------        ----------------
Shares outstanding                         31.12.02         30.9.02        31.12.01        3Q02        4Q01
-----------------------------------------------------------------------------------------------------------
Total ordinary shares issued          1,256,297,678   1,254,852,158   1,281,717,499           0          (2)
Second trading line treasury shares
    2001 program                                                        23,064,356
    2002 first program                   67,700,000      62,811,279
    2002 second program                   6,335,080
Other treasury shares                    23,146,014       5,941,400      18,190,595         290          27
-----------------------------------------------------------------------------------------------------------
Total treasury shares                    97,181,094      68,752,679      41,254,951          41         136
-----------------------------------------------------------------------------------------------------------
Shares outstanding                    1,159,116,584   1,186,099,479   1,240,462,548          (2)         (7)
===========================================================================================================

Note 9 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

                         Spot rate                       Average rate              Average rate
                           As at                        Quarter ended               Year ended
              -----------------------------   ------------------------------   -------------------
              31.12.02   30.9.02   31.12.01   31.12.02    30.9.02   31.12.01   31.12.02   31.12.01
--------------------------------------------------------------------------------------------------
1 USD            1.38       1.48       1.67       1.44       1.49       1.65       1.54       1.69
1 EUR            1.45       1.46       1.48       1.46       1.46       1.48       1.46       1.50
1 GBP            2.23       2.31       2.43       2.27       2.32       2.38       2.33       2.44
100 JPY          1.17       1.21       1.27       1.19       1.24       1.30       1.24       1.40
==================================================================================================

UBS Registered Shares
18 February 2003

UBS Registered Shares

The par value of each UBS registered share is CHF 0.80. Before the implementation of the par value reduction on 10 July 2002, the par value of each UBS registered share was CHF 2.80.

Ticker symbols

Trading exchange               Bloomberg       Reuters       Telekurs
--------------------------------------------------------------------------------
virt-x                         UBSN VX         UBSZn.VX      UBSN, 004
--------------------------------------------------------------------------------
New York Stock Exchange        UBS US          UBS.N         UBS, 65
--------------------------------------------------------------------------------
Tokyo Stock Exchange           8657 JP         UBS.T         N16631, 106
--------------------------------------------------------------------------------

virt-x

Although Swiss blue chip stocks (members of the SMI Swiss Market Index) are listed on the SWX, all trading takes place on virt-x.

      virt-x is majority owned by the SWX Swiss Exchange. It provides an efficient and cost effective pan-European blue chip market. virt-x is a Recognized Investment Exchange supervised by the Financial Services Authority in the United Kingdom. It is delivered on the modern, scalable SWX trading platform.

Security identification codes

--------------------------------------------------------------------------------
ISIN                                      CH0012032030
--------------------------------------------------------------------------------
Valoren                                   1203203
--------------------------------------------------------------------------------
Cusip                                     CINS H8920M855
--------------------------------------------------------------------------------

UBS Share Price

                              [LINE GRAPH OMITTED]

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements", including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the new European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, the development of UBS Warburg's new energy trading operations, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001 and 2002 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC.

More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2001. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint

Publisher/Copyright: UBS AG, Switzerland.

Photos: Carlo Borlenghi (Cover) Christian Kanzig (Portrait Page 2); Marcel Grubenmann, Marc Welti, Andy Lane and vienna paint/Dieter Brasch (Other Portraits).

Language: English.

SAP-R/3 80834E-0204

[LOGO] UBS

UBS AG

P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

                           INCORPORATION BY REFERENCE

      This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-1 (Registration Numbers 333-52832; 333-52832-01 to -03; 333-46216; 333-46216-01
and -02; and 333-46930), Form F-3 (Registration Numbers 333-64844; 333-62448;
333-62448-01 to -04) and Form S-8 (Registration Numbers 333-57878; 333-50320;
333-49216; 333-49214; 333-49212; and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        UBS AG


                                        By: /s/ Robert Dinerstein
                                            -----------------------
                                            Name: Robert Dinerstein
                                            Title Managing Director


                                        By: /s/ Robert Mills
                                            -----------------------
                                            Name: Robert Mills
                                            Title: Managing Director

Date:  February 19, 2003